Form 10-K, Exhibit 13
period 1993-12-31
PANHANDLE EASTERN CORP /DE/
filed 1994-03-29
CIK 351696

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following information is provided to facilitate increased understanding of the 1993, 1992 and 1991 consolidated financial statements and accompanying notes of Panhandle Eastern Corporation
         (PEC) and subsidiaries (the Company). The discussion of the Company's Operating Environment and Outlook addresses key trends and future plans. The Capital Resources, Liquidity and Financial Position section analyzes cash flows and financial position. Material period-to-period variances in the income statement are discussed under Results of Operations. Throughout these discussions, management has addressed items that are reasonably likely to materially affect future liquidity or earnings.

OPERATING ENVIRONMENT AND OUTLOOK

         During the second and third quarters of 1993, all four of the Company's interstate natural gas pipelines -- Texas Eastern Transmission Corporation (TETCO), Algonquin Gas Transmission Company (Algonquin), Panhandle Eastern Pipe Line Company (PEPL) and Trunkline Gas Company (Trunkline) -- began providing restructured services pursuant to FERC (Federal Energy Regulatory Commission) Order 636.

                 Order 636, which is on appeal to the courts, requires pipeline service restructuring that "unbundles" each of the services -- sales, transportation and storage -- that have historically been provided by pipelines. This order provides for the use of the straight fixed-variable (SFV) rate design, which assigns return on equity, related taxes and other fixed costs to the demand component of rates. In addition, Order 636 allows pipelines to recover 100% of prudently incurred eligible costs resulting from implementation of the order (transition costs). FERC, however, is encouraging pipelines to settle such issues with customers through a negotiated process.

                 TETCO has filed a proposed comprehensive settlement resolving regulatory issues regarding Order 636 implementation, including the recovery of transition costs, and the bundled merchant service prior to Order 636. A pretax provision of $100 million was added to existing reserves in 1993 to reflect the impact of the pending TETCO settlement. This settlement and other Order 636 transition issues are further discussed under "Capital Resources, Liquidity and Financial Position."

                 As a result of the SFV rate design required by Order 636 and the resulting elimination of seasonal rates, the historical seasonal variations in revenues and receivables continue to diminish. Generally, pipeline earnings should become more evenly distributed throughout the year. The Company's pipelines continue to offer selective discounting and short-term firm transportation contracts to utilize available capacity.

                 Transportation and storage services form the core of the Company's business in the Order 636 environment. Trunkline, however, will maintain a certain level of unbundled sales service through most of 1994. During 1993, operating revenues and gas purchase costs decreased as a result of elimination of natural gas sales by TETCO, Algonquin and PEPL, while operating income generated by firm transportation and storage services increased. These trends will continue until all traditional pipeline sales services cease in late 1994.

                                   {GRAPH}

                 Significant progress was made during 1993 in providing firm transportation service to new customers, including power plant conversion projects. The Company expects to benefit from the environment created by the regulatory changes of Order 636 by expanding the natural gas pipeline network via major capital projects and by developing innovative services for customers. See further discussion of capital expenditures in the Investing Cash Flow section.

                 Natural gas storage, gathering and marketing are among the areas of opportunity that the Company is examining for potential growth. 1 Source Corporation, Centana Energy Corporation and Panhandle Trading Company (all subsidiaries of PEC), as well as each of the four natural gas pipelines, are involved in responding to new markets created, in part, by Order 636, and to increased demand for natural gas as both a sound economic and environmental solution for the nation's energy needs.

CAPITAL RESOURCES, LIQUIDITY AND FINANCIAL POSITION

OPERATING CASH FLOW

                                                   YEARS ENDED DECEMBER 31
                                           1993             1992              1991
MILLIONS                                              (AS RESTATED)(1)  (AS RESTATED)(1)
- - - ----------------------------------------------------------------------------------------------
Net Cash Flows Provided by
  Operating Activities                     $706.5           $103.7           $322.0

(1)  Restated to reflect implementation of Statement of Financial
     Accounting Standards No. 109, "Accounting for Income Taxes."

         Operating cash flows increased $602.8 million from 1992 to 1993. This increase reflects the 1993 sales of $173.5 million of receivables resulting from the 1992 liquefied natural gas (LNG) project settlement and, as a result of implementation of Order 636, the sales of natural gas inventory and collections of purchased gas costs. Also contributing to the year-to-year increase were 1992 payments for a TETCO rate refund of $170 million and a PEPL natural gas supply contract settlement of $60 million, partially offset by Trunkline rate refunds in 1993 of $47.9 million.

         The decrease in operating cash flows from 1991 to 1992 primarily resulted from the 1992 rate refund payment by TETCO and the contract settlement by PEPL.

                                    {GRAPH}

                                    {GRAPH}

         ORDER 636 TRANSITION COSTS. With implementation of Order 636 and the significant reduction in merchant services that has resulted, the Company is incurring certain costs for the transition, primarily related to TETCO's gas purchase contracts. On January 31, 1994, TETCO filed for FERC approval of a proposed comprehensive settlement, supported by a broad base of customers and other parties, that will resolve TETCO's regulatory issues regarding Order 636 implementation and FERC proceedings dating back to 1985 related to bundled merchant services prior to Order 636.

         With implementation of Order 636, TETCO, Algonquin and PEPL no longer offer merchant sales of natural gas, thereby substantially eliminating the need for gas purchase contracts. Trunkline's gas purchase commitments primarily relate to unbundled sales contracts that continue through most of 1994. At December 31, 1993, the Company's gross commitments under gas purchase contracts that do not contain market-sensitive pricing provisions were approximately
$210 million, $135 million, $100 million, $85 million and $50 million for the years 1994 through 1998, respectively, and a total of $70 million thereafter. These estimates reflect significant assumptions regarding deliverability and escalation clauses.

         The Company currently estimates transition costs to range from $600 million to $725 million, including amounts incurred to date. As of December 31, 1993, the Company's pipelines were recovering approximately $225 million in transition costs from customers, pursuant to FERC filings, and had collected approximately $135 million of such costs, subject to refund. Certain challenges to transition cost recoveries of the Company's pipelines are pending further FERC action. Included in these FERC proceedings are issues related to eligibility under Order 636 and the prudence of such costs.

         Additional transition cost filings and billings will be made by the Company's pipelines in the future, including quarterly filings by TETCO to recover gas supply realignment (GSR) costs pending resolution of the filed settlement. Any GSR costs otherwise determined to be ineligible for recovery under Order 636 may be recoverable through a FERC Order 528 mechanism that provides for recovery of up to 75% of certain contract costs, or may be recoverable via alternate mechanisms.

         TETCO's proposed settlement resolves a broad range of issues, primarily related to TETCO's Order 636 transition costs discussed above, as well as purchased gas adjustment and gas inventory charge collections that are the subject of an evidentiary hearing before a FERC Administrative Law Judge. As of December 31, 1993, the Company established an additional provision of $100 million ($60.2 million after tax) to reflect the impact of TETCO's proposed settlement, including certain amounts collected that would be refunded to customers. The consolidated balance sheet at December 31, 1993 included estimated current and long-term regulatory assets of approximately $25 million and $325 million, respectively, for estimated amounts to be recovered from customers pursuant to this settlement, and current and long-term liabilities related to these issues of approximately $160 million and $290 million, respectively. The settlement would provide for the recovery of these amounts through volumetric and reservation surcharges through the year 2002.

         The Company believes the exposure associated with gas purchase contract commitments and the termination of the pipelines' merchant services during 1993 and 1994 will be substantially mitigated by transition cost recovery under TETCO's filed settlement, Order 636 and other mechanisms, including assignments of certain gas purchase contracts to third parties. As a result, the Company believes that implementation issues related to Order 636 will not have a material adverse effect on future consolidated results of operations or financial position.

         ENVIRONMENTAL MATTERS. TETCO is currently conducting a PCB (polychlorinated biphenyl) characterization and cleanup program at certain of its compressor station sites under conditions stipulated by a U.S. Consent Decree and agreements reached with certain states. Work provided for by the Consent Decree and state agency agreements will be performed over an approximate 10-year period that began in 1990. The cleanup programs are not expected to interrupt or diminish TETCO's operational ability to deliver natural gas to customers.

         At December 31, 1993 and 1992, TETCO had current and long-term liabilities recorded of $93 million and $298.7 million (1993) and $87.8 million and $341.1 million (1992), respectively, for remaining estimated cleanup costs. These cost estimates represent gross cleanup costs expected to be incurred by TETCO, and have not been reduced by customer or insurance recoveries. TETCO is recovering 57.5% of cleanup costs in rates pursuant to a stipulation and agreement approved by FERC in 1992. At December 31, 1993 and 1992, TETCO had recorded current and long-term regulatory assets of $31.1 million and $196.3 million (1993) and $12.9 million and $236.1 million (1992), respectively, representing costs to be recovered from customers.

         In addition, the Company has notified the U.S. Environmental Protection Agency (EPA) of PCB contamination at up to 41 sites on the PEPL and Trunkline systems, and is undertaking a remediation program at these sites. The Company is also involved in the cleanup and removal of wastewater collection facilities at 14 PEPL and Trunkline sites. The PCB and wastewater cleanup programs are expected to extend over a 10-year period that began in 1992. In addition to these ongoing assessments, PEPL and Trunkline are evaluating the prior use of disposal areas to determine if these areas potentially contain hazardous substances. The Company has recorded $33 million for liabilities related to the existing cleanup programs and regulatory assets for the same amount, representing costs to be recovered from customers.

         The Company believes it will be able to fund the TETCO, PEPL and Trunkline PCB and other cleanup costs from customer recoveries and other cash flows and therefore, the ultimate resolution of these matters will not have a material adverse effect on consolidated financial position or liquidity.

         CERTAIN OTHER CONTINGENCIES. The U.S. Department of the Interior has announced its intention to seek additional royalties from gas producers as a result of payments received by such producers in connection with past take-or-pay settlements, buyouts and buydowns of gas sales contracts with natural gas pipelines. The Company's pipelines, with respect to certain producer contract settlements, may be contractually required to reimburse or, in some instances, to indemnify producers against such royalty claims. If the pipelines ultimately have to reimburse or indemnify the producers, the potential exists for some recovery from pipeline customers. The potential liability of the producers to the government and of the pipelines to the producers involves complex issues of law and fact which are likely to take a substantial period of time to resolve. Management believes that resolution of this matter will not have a material adverse effect on the Company's consolidated financial position or liquidity.

         In connection with the sale of Petrolane Incorporated (Petrolane) in 1989, Texas Eastern Corporation (TEC), a subsidiary of PEC, agreed to indemnify Petrolane against certain liabilities. Petrolane has been named in a suit filed by the city of Fresno, California (the City) seeking contribution from 22 parties for characterization and remediation costs related to the Fresno Sanitary Landfill (the Landfill). The City, under a mandate from the EPA, is obligated to characterize and remediate environmental contamination at the Landfill, which is on the National Priorities List. One of Petrolane's former subsidiaries is alleged to have disposed of hazardous substances at the Landfill. Since characterization of the Landfill has not been completed, the Company is unable at this time to estimate its share of cleanup costs or the timing of such costs, but expects that this matter will not have a material adverse effect on the Company's consolidated financial position or liquidity.

         OTHER. The Company generated sufficient 1993 taxable income to fully utilize the federal income tax net operating loss carryforward. The Company expects to generate sufficient future taxable income from operations to fully utilize deferred tax assets, net of valuation allowance, including the investment tax credit carryforward (ITC). However, if needed, the Company could implement tax-planning strategies to accelerate approximately $300 million of taxable income, prior to expiration of the ITC. The ITC accumulated as of December 31, 1993, if not otherwise utilized, will expire as follows: 1996-$9.7 million; 1997-$46.8 million; thereafter-$15.6 million.

         The consolidated balance sheet included net in-kind balances as a result of differences in gas volumes received and delivered. At December 31, 1993 and 1992, other current liabilities included $3.1 million and other current assets included $73.1 million, respectively, for these net imbalances.

         Operating cash requirements in 1994 are expected to include rate refunds and certain Order 636 transition costs. These and any other operating requirements are expected to be funded by cash from operations, debt issuances and/or available credit facilities. The Company continues to make periodic sales of trade receivables, with limited recourse.

INVESTING CASH FLOW

                                                   YEARS ENDED DECEMBER 31
                                                   -----------------------
                                           1993             1992             1991
MILLIONS                                                (AS RESTATED)    (AS RESTATED)
- - - --------------------------------------------------------------------------------------
Net Cash Flows Used in
  Investing Activities                     $82.4            $242.1           $192.0


         Although capital expenditures have been increasing over the last three years, cash used by investing activities decreased in 1993 as a result of proceeds received from the sale of a partial interest in Northern Border Pipeline Company (Northern Border) and the sale of the Wattenberg system, a non-contiguous natural gas supply system in Colorado. Investing activities in 1991 included proceeds from the sale of the Company's interest in Stingray Pipeline Company (Stingray).

         CAPITAL EXPENDITURES-1993. Capital expenditures totaled $298.7 million in 1993, compared with $263.2 million for 1992. TETCO and Algonquin customer-supported market expansion projects included a portion of the Integrated Transportation Program (ITP) and Algonquin's Open Season program, both of which were placed in service in November 1993.

         CAPITAL EXPENDITURES-1994 AND BEYOND. During 1993, 1 Source Corporation announced two new capacity expansion programs -- Flex-X(TM) and Minuteman(TM) -- that significantly increased the Company's expected level of capital expenditures over the next several years. Flex-X, representing 10 years of expansion projects, would be supported by long-term firm transportation contracts. This program will utilize all four of the Company's pipelines and build on already-planned Northeast market expansion projects. Minuteman is planned as a 100-plus-mile high-pressure natural gas delivery system designed to meet the needs of New England power generators and local distribution companies.

         The addition of these two programs to existing pipeline projects brings the Company's anticipated investments in new market projects during the next 10 years to approximately $1.7 billion. Capital expenditures for 1994 are expected to approximate $425 million.

         Capital expenditures in 1994 will include a portion of the Flex-X program and will also include costs to place in service additional ITP firm transportation. Total market expansion projects for the natural gas pipelines are expected to approximate $250 million during 1994, almost 60% of the total 1994 capital budget. Remaining capital expenditures will primarily relate to replacement of existing facilities.

         TETCO also has filed to expand its system to deliver natural gas to Liberty Pipeline, discussed below, at a cost of approximately $300 million. Most of the capital expenditures related to this expansion are expected to be incurred in 1995 and 1996, and service is expected to commence in 1995.

                                    {GRAPH}

         The Company continues to study the potential impact of the Clean Air Act Amendments of 1990 (the Amendments) and the related federal and state regulations on the Company. While many of the regulations have not yet been finalized, the Company currently estimates that capital expenditures ranging from $60 million to $80 million may be necessary to comply with the requirements of the Amendments and the regulations. The Company's estimated 1994 capital expenditures include approximately $20 million related to these requirements. Management believes that any expenditures necessary will be eligible for recovery in rates.

         INVESTMENT PROJECTS. The Liberty Pipeline Company, in which a TETCO subsidiary owns a 30% interest, expects the proposed $162 million Liberty pipeline to begin providing service in late 1995. This project, subject to FERC approval, will provide firm transportation service from interconnections with TETCO and another pipeline system in New Jersey to Long Island.

         During the fourth quarter of 1993, the Company transferred its 22.75% interest in Northern Border to Northern Border Partners, L.P., a newly formed master limited partnership (MLP), in exchange for general partner interests as well as subordinated and common limited partner units. The Company then sold 74% of its MLP limited partner units, resulting in net proceeds of approximately $147 million that were used for the repayment of debt and for general corporate purposes. After the sale, the Company retains an approximate 6% effective ownership interest in Northern Border.

         A PEPL subsidiary has formed a joint venture with a subsidiary of Western Gas Resources, Inc. that will provide gathering, processing and marketing services for natural gas producers. The companies will each contribute to the venture certain pipeline and gas processing facilities within Oklahoma, subject to FERC approval.

         In 1991, the Company, through a trustee, completed the sale of its 50% interest in Stingray for $32.5 million, including $9.2 million in dividends received (net after-tax proceeds of $25.4 million). The sale of the ownership interest was required by the Federal Trade Commission in order to resolve certain matters relating to the purchase of TEC in 1989.

         TAX ON ASSET SALES. In 1990, the Internal Revenue Service (IRS) adopted regulations that, if not amended or held to be invalid, would result in the disallowance for tax purposes of losses incurred in the Company's 1989 sales of certain TEC assets. The Company established a provision in 1990 for this issue, resulting in an increase in goodwill and the deferred income tax liability. In discussions with the U.S. Treasury Department and the IRS, the Company's position has been that no prior notice was given of the regulations' retroactive application to the sales and that such application would be both unfair and contrary to law. The Company continues to vigorously contest any additional tax payable pursuant to such regulations.

FINANCING CASH FLOW

                                                   YEARS ENDED DECEMBER 31
                                                   -----------------------
                                           1993             1992             1991
MILLIONS                                                (AS RESTATED)   (AS RESTATED)
- - - ------------------------------------------------------------------------------------------
Net Cash Flows Provided by (Used in)
  Financing Activities                     $(608.7)         $130.5           $(167.2)

         DEBT AND CREDIT FACILITIES. TETCO and PEPL have variable-rate, revolving credit agreements that permit these subsidiaries to borrow up to $700 million on a combined basis, utilizing revolving credit borrowings and letter of credit facilities. At December 31, 1993, there were no amounts outstanding under these agreements.

         During 1993, the Company retired four issues of high interest rate debt, totaling $500 million, in advance of scheduled retirement dates. Proceeds from the sales of a partial interest in Northern Border, the Wattenberg system and LNG project settlement receivables, along with proceeds from the issuance of common stock, discussed below, and other cash available were used to retire this debt. The weighted average interest rate of this retired debt was 10.8%.

         Financing activities in 1992 included issuances, excluding revolving credit facilities, of $628 million of long-term debt at favorable interest rates, of which $328 million was used to redeem outstanding revenue bonds.

         STOCKHOLDERS' EQUITY. In 1993, PEC completed the sale of 10 million shares of common stock priced at $21.25 per share, resulting in net proceeds to the Company of $204.5 million. As mentioned above, these proceeds were applied toward the early redemption of certain high interest rate debt.


                                    {GRAPH}


         During 1991, PEC issued 13.8 million shares of common stock, netting proceeds of $141.7 million that were applied toward repayment of long-term debt.

         In the determination of the amount of dividends to be paid to common stockholders, management and the board of directors regularly review, among other factors, the Company's projected operating results, cash flows and financial position. The board of directors increased the quarterly dividend from $0.20 to $0.21 effective with the 1994 first quarter. Under the most restrictive covenants contained in the Company's debt agreements, $768.2 million of PEC's consolidated common stockholders' equity was available for the payment of dividends at December 31, 1993.

         FINANCING REQUIREMENTS. Dividends and debt repayments for the next 12 months, along with operating and investing requirements, are expected to be funded by cash from operations, available credit facilities and/or debt issuances. TETCO and PEPL have effective shelf registration statements with the Securities and Exchange Commission for the issuance of $200 million each of unsecured debt securities.

RESULTS OF OPERATIONS

The Company reported consolidated net income for 1993 of $148.1 million, or $1.29 per share. This compares with consolidated net income in 1992 of $187.1 million, or $1.73 per share, and $85.8 million, or $0.87 per share, in 1991.

OPERATING INCOME ANALYSIS

CONSOLIDATED OPERATING INCOME BY BUSINESS GROUP

                                              1993            1992                      1991
MILLIONS                                                  (AS RESTATED)             (AS RESTATED)
- - - -----------------------------------------------------------------------------------------------
Gas Transmission
   TETCO                                     $182.0(1)        $277.8                   $241.4
   Algonquin                                   56.0             47.9                     38.9
   PEPL                                       119.8            101.3                     38.9
   Trunkline                                   53.3             49.7(2)                  42.9
   Other                                        4.9              5.9                      5.4
                                            -------           ------                   ------
   Total                                      416.0            482.6                    367.5
LNG Project                                    (0.8)            97.5(2)                  20.9
Centana Energy Corporation                     15.8             16.8                     34.9
Parent, Other and Eliminations                  8.9             15.6                      9.3
                                            -------           ------                   ------
Total Operating Income                       $439.9(1)        $612.5(2)                $432.6
                                             ======           ======                   ======

(1) Includes a $100 million charge reflecting TETCO's proposed settlement of Order 636 implementation and other issues.
(2)  Includes benefits for the LNG project settlement of $88.6 million
     ($19.9 million -- Trunkline, $68.7 million -- LNG project).

         Gas transmission operations are seasonal, with the highest throughput occurring during the first and fourth quarters -- the winter heating season. As discussed under Operating Environment and Outlook, however, the historical seasonal variances in financial results began to diminish in 1993 as a result of the SFV rate design required by Order 636 and the resulting termination of seasonal rates, and will continue to do so in 1994. In addition to reduced seasonal variances, the SFV rate design and the Order 636 environment are expected to mitigate revenue fluctuations such as those caused by interruptible transportation services.

         The gas transmission industry has been characterized by trends toward increased transportation and storage services, reduced merchant sales and a need for flexibility in providing services. Transportation and storage services form the core of the Company's business in the Order 636 environment.

         Although the rate of inflation in the United States has been relatively low in 1993 and recent years, its potential impact should be considered when analyzing historical financial information. Under the ratemaking process applicable to regulated portions of the Company's business, recovery of plant costs through depreciation and the allowed return on plant investment is limited to historical cost, which is significantly less than current replacement cost. Federal regulations, as well as competition and other market factors, limit the Company's ability to price services or products based upon inflation's effect on costs.

TEXAS EASTERN TRANSMISSION CORPORATION

                                              1993             1992                     1991
$ MILLIONS                                                 (AS RESTATED)            (AS RESTATED)
- - - ------------------------------------------------------------------------------------------------
Transportation Revenue                       $574.3           $391.2                   $305.0
                                             ------           ------                   ------
Sales Revenue                                 225.8            559.8                    824.9
Gas Purchased                                  96.2            214.5                    440.4
                                             ------           ------                   ------
   Net Sales Revenue                          129.6            345.3                    384.5
                                             ------           ------                   ------
Other Revenue                                 105.5            132.5                    135.7
                                             ------           ------                   ------
TOTAL NET REVENUES                            809.4            869.0                    825.2
Operating Expenses                            627.4            591.2                    583.8
                                             ------           ------                   ------
OPERATING INCOME                             $182.0           $277.8                   $241.4
                                             ------           ------                   ------
VOLUMES (BCF)(1)
Market-area Transports                          927              770                      624
Sales                                            33               97                      196
                                             ------           ------                   ------
    Total Market Area                           960              867                      820
Supply-area Transports                          118              154                      154
                                             ------           ------                   ------
Total Deliveries                              1,078            1,021                      974
                                             ======           ======                   ======

(1) Billion cubic feet

                                    {GRAPH}


         TETCO 1993/1992. Operating income for TETCO increased $4.2 million comparing 1993 with 1992, excluding a $100 million charge in 1993 related to the proposed settlement resolving regulatory issues regarding Order 636 implementation and the bundled merchant service prior to Order 636.

         Transportation revenue increased 47% in 1993 compared to 1992, reflecting the shift by sales customers to firm transportation. TETCO's 1993 net sales revenue declined $215.7 million, or 62%, as sales volumes decreased 66%. TETCO's traditional merchant function was eliminated and replaced with transportation service effective June 1, 1993 as a result of implementation of Order 636. Sales demand revenue, which was not affected by sales volumes, continued to be collected through May 31, 1993.

         Operating expenses decreased $63.8 million in 1993 compared to 1992, excluding the $100 million charge related to the proposed settlement. The decrease in operating expenses was primarily related to the reduction in sales services and partially offset the reduction in net sales revenue.

         TETCO 1992/1991. TETCO's operating income increased $36.4 million in 1992 compared to 1991 as a result of an improvement in margins and a 5% increase in total deliveries that reflected expanded marketing efforts. The improved margins resulted from a shift from sales to interruptible transportation services.

         The volume shift away from sales resulted in a decline in both sales revenue and related gas costs, causing a net sales revenue reduction of $39.2 million. Net sales revenue in 1992 continued to benefit from demand revenue that was not affected by sales volumes.

         Operating expenses increased during 1992, including depreciation on increased plant, property and equipment balances.

ALGONQUIN GAS TRANSMISSION COMPANY

                                              1993            1992                      1991
$ MILLIONS                                                (AS RESTATED)             (AS RESTATED)
- - - -------------------------------------------------------------------------------------------------
Transportation Revenue                       $109.9           $ 80.5                   $ 67.1
                                             ------           ------                   ------
Sales Revenue                                  59.6            205.9                    305.1
Gas Purchased                                  46.8            170.6                    273.0
                                             ------           ------                   ------
   Net Sales Revenue                           12.8             35.3                     32.1
                                             ------           ------                   ------
Other Revenue                                  13.0             20.8                     22.2
                                             ------           ------                   ------
TOTAL NET REVENUES                            135.7            136.6                    121.4
Operating Expenses                             79.7             88.7                     82.5
                                             ------           ------                   ------
OPERATING INCOME                             $ 56.0           $ 47.9                   $ 38.9
                                             ------           ------                   ------
VOLUMES (BCF)
Market-area Transports                          236              237                      181
Sales                                             2               20                       54
                                             ------           ------                   ------
Total Deliveries                                238              257                      235
                                             ======           ======                   ======



                                    {GRAPH}


     ALGONQUIN 1993/1992. Algonquin's operating income increased $8.1 million, or 17%, comparing 1993 with 1992. The increase was primarily a result of higher transportation revenue related to incremental market projects and increased demand revenue. Transportation revenue increased $29.4 million, offsetting the decline in net sales revenue, which declined 64% comparing 1993 with 1992. The decrease in net sales revenue reflects the elimination of Algonquin's traditional merchant function, effective June 1, 1993 when Order 636 was implemented. Sales revenue in 1993 was primarily demand revenue that was not affected by the reduced sales volumes. Operating expenses decreased $9 million as a result of reduced sales services.

     ALGONQUIN 1992/1991. Algonquin's operating income increased $9 million, or 23%, comparing 1992 to 1991. Transportation revenue and volumes increased 20% and 31%, respectively, as a result of significant demand growth from expansion projects and an increase in interruptible transportation volumes to dual-fuel customers that displaced competing fuels. Decreased rates on interruptible transportation partially offset the benefit from increased volumes.

     Algonquin's operating expenses increased in 1992, partially as the result of increased depreciation expense on projects completed in 1992 and 1991.

PANHANDLE EASTERN PIPE LINE COMPANY

                                               1993            1992                     1991
$ MILLIONS                                                (AS RESTATED)             (AS RESTATED)
- - - -------------------------------------------------------------------------------------------------
Transportation Revenue                       $276.8           $252.8                   $205.7
                                             ------           ------                   ------
Sales Revenue                                  98.7            273.7                    276.9
Gas Purchased                                  42.7            172.8                    156.3
                                             ------           ------                   ------
   Net Sales Revenue                           56.0            100.9                    120.6
                                             ------           ------                   ------
Other Revenue                                  54.9             15.1                      8.9
                                             ------           ------                   ------
TOTAL NET REVENUES                            387.7            368.8                    335.2
Operating Expenses                            267.9            267.5                    296.3
                                             ------           ------                   ------
OPERATING INCOME                             $119.8           $101.3                   $ 38.9
                                             ------           ------                   ------
VOLUMES (BCF)
Market-area Transports                          538              584                      477
Sales                                            22               62                       58
                                             ------           ------                   ------
   Total Market Area                            560              646                      535
Supply-area Transports                           43               60                       55
                                             ------           ------                   ------
Total Deliveries                                603              706                      590
                                             ======           ======                   ======


                                    {GRAPH}

      PEPL 1993/1992. This pipeline's operating income increased $37.3 million comparing 1993 with 1992, excluding an $18.8 million benefit in 1992 for the settlement of a 1987 rate case. The increase resulted from the timing of elimination of seasonal sales rates as part of PEPL's restructured services under Order 636, a better alignment of rates with services and aggressive marketing programs. Revenues from unbundled transportation and storage services increased as net sales revenue declined. Depreciation expense was lower in 1993 due to lower depreciation rates and the sale of the Wattenberg system in the first quarter of 1993.

      Total throughput for PEPL declined in 1993 reflecting the sale of Wattenberg and the sales of natural gas storage inventories in late 1992 in preparation for implementation of Order 636. Effective May 1, 1993, PEPL has no merchant sales function under Order 636.

      PEPL 1992/1991. PEPL's operating income increased $62.4 million in 1992 compared to 1991. This increase primarily resulted from increased transportation volumes resulting from a new rate design implemented April 1, 1992 and aggressive marketing efforts. Net revenues in 1992 included an $18.8 million benefit related to a 1987 rate case and natural gas storage inventory sales of $10 million occurring in late 1992. The decreased sales activity, excluding the rate case benefit and the storage sales, reflects the continued decline of the merchant sales function.

         Operating expenses decreased significantly for PEPL in 1992 resulting from reduced transportation and compression costs, as well as the lower depreciation rates provided for in PEPL's current tariff.

TRUNKLINE GAS COMPANY

                                              1993            1992                     1991
$ MILLIONS                                                (AS RESTATED)            (AS RESTATED)
- - - ------------------------------------------------------------------------------------------------
Transportation Revenue                       $138.7           $114.8                   $122.9
                                             ------           ------                   ------
Sales Revenue                                 293.4            318.8                    336.0
Gas Purchased                                 238.6            211.8                    208.8
                                             ------           ------                   ------
   Net Sales Revenue                           54.8            107.0                    127.2
                                             ------           ------                   ------
Other Revenue                                  10.0             34.7                     10.1
                                             ------           ------                   ------
TOTAL NET REVENUES                            203.5            256.5                    260.2
Operating Expenses                            150.2            206.8                    217.3
                                             ------           ------                   ------
OPERATING INCOME                             $ 53.3           $ 49.7                   $ 42.9
                                             ------           ------                   ------
VOLUMES (BCF)
Market-area Transports                          389              351                      360
Sales                                            66               94                       90
                                             ------           ------                   ------
   Total Market Area                            455              445                      450
Supply-area Transports                          147              136                      124
                                             ------           ------                   ------
Total Deliveries                                602              581                      574
                                             ======           ======                   ======

                                    {GRAPH}

         TRUNKLINE 1993/1992. Operating income for Trunkline increased $23.5 million comparing 1993 with 1992, excluding a $19.9 million benefit in 1992 resulting from the LNG project settlement. Transportation revenue and volumes increased 21% and 10%, respectively, comparing the periods, reflecting a new rate structure that became effective November 1, 1992 and aggressive marketing efforts.

         Excluding a 1993 rate refund benefit of $15.5 million, net sales revenue decreased 63%, resulting from reduced demand revenue, primarily from PEPL, and the elimination of LNG minimum bill revenues resulting from the 1992 LNG project settlement. Sales volumes exclude 41 Bcf of volumes that were both sold and transported in the unbundled environment and were reported as transportation throughput in 1993. Trunkline's unbundled sales are expected to end in late 1994 but Trunkline does not expect this to significantly impact operating income.

         Operating expenses decreased $56.6 million due to the elimination of LNG minimum bill expense resulting from the 1992 LNG project settlement and lower depreciation rates. This decrease was partially offset by a $13 million charge in 1993 related to the estimated cost of hedging gas purchase contracts.

         TRUNKLINE 1992/1991. Operating income for Trunkline increased $6.8 million in 1992 compared to 1991. Excluding the $19.9 million impact of the LNG project settlement in 1992 and positive adjustments in 1991 of $5.5 million, operating income decreased 20%. This decrease primarily resulted from lower demand revenue reflecting contract terminations.

LNG PROJECT

The LNG Project's operating income decreased $98.3 million in 1993 compared to 1992, primarily resulting from the favorable LNG project settlement in 1992. As a result of this settlement, a one-time positive adjustment of $68.7 million was recorded in 1992 and minimum bill revenue from Trunkline was eliminated effective in the fourth quarter of 1992. Beginning in October 1993, results benefited from the chartering of the Company's second LNG tanker.

         Operating income for the LNG project increased $76.6 million in 1992 compared to 1991. Excluding the positive impact of $68.7 million from the LNG project settlement in 1992, operating income increased $7.9 million. Increased revenue from the chartering of one of the LNG tankers was partially offset by reduced minimum bill revenue as a result of the LNG project settlement.

CENTANA ENERGY CORPORATION

Operating income for Centana Energy Corporation (Centana) decreased $1 million in 1993 compared to 1992. This decrease reflected reduced natural gas liquids
(NGL) margins, partially offset by increased NGL volumes and helium sales.

         Centana's operating income decreased $18.1 million to $16.8 million in 1992 compared to 1991. The decrease is attributable to a decrease in NGL prices and increased gas purchase expense, primarily resulting from increased replacement gas costs. National Helium Corporation, a subsidiary of Centana, experienced a decrease in NGL sales margins, partially offset by an increase in helium and NGL sales volumes.

         ELIMINATIONS. Included in the amounts outlined above are several intercompany transactions that do not impact consolidated operating income. TETCO's sales to Algonquin decreased $74.1 million in 1993 compared to 1992 and decreased $120.2 million in 1992 compared to 1991. Trunkline's sales to PEPL decreased $25.6 million in 1993 compared to 1992. Other variations in intercompany activity were not significant.

         OTHER INCOME AND DEDUCTIONS. The increase of $85.3 million in net other income in 1993 compared to 1992 was primarily the result of a $48.2 million gain on the sale of a partial interest in Northern Border in 1993 and nonrecurring charges in 1992 related to the sale or write-down of certain assets. Also contributing to the increase were higher earnings from investments in affiliates and interest income earned on the LNG project settlement receivables prior to the sale of these receivables in the second and third quarters of 1993.

         The decrease of $56.7 million in net other income in 1992 compared to 1991 primarily resulted from a 1992 charge for the disposition of real estate properties, decreased equity income from investments in affiliates, decreased interest income on cash investments and an $11.4 million gain on the sale of the Company's 50% interest in Stingray in 1991.

         INTEREST EXPENSE. Consolidated interest expense decreased $43 million during 1993, excluding a $17.5 million benefit recognized in 1992 due to the LNG project settlement. The decrease reflects reduced interest and other expenses related to lower average debt balances between 1993 and 1992, primarily resulting from the Company's early retirement in 1993 of four issues of relatively high-interest debt.



                                    {GRAPH}




      Consolidated interest expense decreased $41.2 million during 1992 compared to 1991. This decrease included the effects of lower interest rates and a reduction in average debt balances between 1992 and 1991, primarily resulting from the redemption of PEPL's 11-5/8% debentures in August 1991. The interest expense reduction also included benefits recognized in 1992 for the LNG project settlement interest impact of $17.5 million and PEPL's rate case adjustment.

         See also the Financing Cash Flow discussion.

         INCOME TAX. The effective tax rates for 1993, 1992 and 1991 differed from the statutory federal income tax rates primarily because of the effect of state income taxes.

ACCOUNTING STANDARDS

         Statement of Financial Accounting Standards (Accounting Standard) No. 112, "Employers' Accounting for Postemployment Benefits," will be implemented by the Company in the first quarter of 1994. This standard requires accruals for benefits provided by the Company to certain former or inactive employees. The Company expects to record an additional liability of approximately $11 million, net of related taxes, upon implementation of Accounting Standard No. 112. The Company's pipelines have received permission from FERC to defer such costs, pending future rate filings requesting recovery. The earnings impact of Accounting Standard No. 112 is not expected to be significant.

REPORT OF MANAGEMENT
PANHANDLE EASTERN CORPORATION AND SUBSIDIARIES

The management of Panhandle Eastern Corporation and subsidiary companies (the Company) acknowledges its responsibility for the integrity of the financial statements and related information contained in this Annual Report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles appropriate to our business activities.

         The management of the Company also acknowledges its responsibility for maintaining adequate internal controls. Accordingly, accounting systems and related internal controls are maintained to provide reasonable assurance that assets are protected from loss or unauthorized use, that transactions and events are recorded properly and that adequate accounting records are maintained. The Corporate Auditing Department, which is independent of operational management, monitors the design and implementation of internal control systems and compliance with Company policies.

         The Company's independent auditors, KPMG Peat Marwick, have audited the consolidated financial statements. Their audit was conducted in accordance with generally accepted auditing standards, which includes the consideration of the Company's internal controls to the extent necessary to form an independent opinion on the consolidated financial statements prepared by management.

         The Company has established statements of corporate policy relating to conflict of interest and conduct of business and annually receives from appropriate employees confirmation of compliance with these policies.

         The Audit Committee of the Board of Directors, which is composed of Directors who are not officers or employees, meets at least twice annually with the independent auditors, management and the director of the Corporate Auditing Department to review the work of each, and to consider management's performance of its financial reporting responsibility. The independent auditors, as well as the director of the Corporate Auditing Department, are afforded an opportunity to present to the Audit Committee their opinions in the absence of management personnel. The Audit Committee reports regularly to the Board of Directors the results of its meetings and its recommendations, including that for the selection of the independent auditors.


/s/ DENNIS HENDRIX
Dennis Hendrix
Chairman


/s/ JAMES B. HIPPLE
James B. Hipple
Senior Vice President and
Chief Financial Officer

INDEPENDENT AUDITORS' REPORT
KPMG PEAT MARWICK, CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Panhandle Eastern Corporation:

We have audited the accompanying consolidated balance sheet of Panhandle Eastern Corporation and Subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, common stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Panhandle Eastern Corporation and Subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.

         As discussed in Notes 1 and 3 to the consolidated financial statements, the Company changed its method of accounting for income taxes to adopt the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," retroactive to January 1, 1990. As discussed in
Note 13 to the consolidated financial statements, the Company also adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," in 1993.

/s/ KPMG PEAT MARWICK
Houston, Texas
January 26, 1994

CONSOLIDATED STATEMENT OF INCOME
PANHANDLE EASTERN CORPORATION AND SUBSIDIARIES

                                                                           YEARS ENDED DECEMBER 31
                                                                           -----------------------
                   MILLIONS, EXCEPT PER SHARE AMOUNTS                 1993         1992             1991
- - - ------------------------------------------------------------------------------------------------------------
Operating          Transportation of natural gas (Note 2)         $  1,063.4   $    780.6      $     631.5
Revenues           Sales of natural gas (Note 2)                       714.0      1,249.3          1,550.4
                   Sales of natural gas liquids                        145.5        119.9             94.8
                   Natural gas storage                                 124.4        100.7            101.0
                   Other (Note 2)                                       73.6        183.9             81.7
                                                                  ----------   ----------      -----------
                   OPERATING REVENUES                                2,120.9      2,434.4          2,459.4
                                                                  ----------   ----------      -----------
Costs and          Gas purchased                                       527.7        712.0            903.8
Expenses           Operating                                           527.0        475.2            462.1
                   Maintenance                                          92.8         76.1             76.6
                   General and administrative                          227.7        246.1            258.1
                   Depreciation and amortization (Notes 1 and 7)       227.2        237.0            251.3
                   Miscellaneous taxes                                  78.6         75.5             74.9
                                                                  ----------   ----------      -----------
                   Total                                             1,681.0      1,821.9          2,026.8
                                                                  ----------   ----------      -----------
                   OPERATING INCOME                                    439.9        612.5            432.6
                                                                  ----------   ----------      -----------
Other Income       Equity in earnings of unconsolidated affiliates
and Deductions        (Note 6)                                          16.1          5.8             21.6
                   Gains (losses) on sales of assets, net
                      (Notes 4 and 6)                                   42.5        (20.5)             4.7
                   Interest and miscellaneous income                    25.7         15.3             28.5
                   Miscellaneous deductions                             (4.2)        (5.8)            (3.3)
                                                                  ----------   ----------      -----------
                   Total                                                80.1         (5.2)            51.5
                                                                  ----------   ----------      -----------
                   GROSS INCOME                                        520.0        607.3            484.1
                                                                  ----------   ----------      -----------
Interest Expense   Interest on long-term debt (Note 8)                 239.3        268.9            280.7
and Income Tax     Interest on rate refund provisions (Note 2)           7.9         (5.4)            22.8
                   Other interest (Note 8)                              22.1         31.3             32.5
                                                                  ----------   ----------      -----------
                   Total                                               269.3        294.8            336.0
                                                                  ----------   ----------      -----------
                   INCOME BEFORE INCOME TAX                            250.7        312.5            148.1
                   Income Tax (Note 3)                                 102.6        125.4             62.3
                                                                  ----------   ----------      -----------
                   NET INCOME                                     $    148.1   $    187.1      $      85.8
                                                                  ==========   ==========      ===========

Common Shares      Average common shares outstanding (Note 10)         115.0        108.2             98.9
                   Earnings per common share                      $     1.29   $     1.73      $      0.87
                                                                  ==========   ==========      ===========

                   See accompanying notes to consolidated financial statements, including Notes 1 and 3 for the restatement resulting from a change in accounting for income tax.

CONSOLIDATED BALANCE SHEET -- ASSETS
PANHANDLE EASTERN CORPORATION AND SUBSIDIARIES

                                                                                          DECEMBER 31
                                                                                          -----------
                            MILLIONS                                               1993               1992
- - - ---------------------------------------------------------------------------------------------------------------
Current Assets              Cash and cash equivalents (Note 1)                $       18.4        $       3.0
                            Accounts and notes receivable
                              Customers --
                                      Trade (Note 4)                                 252.1              204.1
                                      Liquefied natural gas project
                                        settlement (Note 2)                             --               38.7
                              Other (Note 4)                                  42.1               60.2
                            Inventory and supplies (Note 5)                           67.4              215.4
                            Unrecovered purchased gas and related
                            costs (Note 2)                                              --              147.2
                            Other (Notes 2, 5 and 11)                                144.0              123.2
                                                                              ------------        -----------
                            Total                                                    524.0              791.8
                                                                              ------------        -----------
Long-term Receivables       Customers (Note 2)                                         3.8              167.7
                                                                              ------------        -----------
Investments                 Affiliates                                               129.2              223.7
                            Other                                                     86.4              103.3
                                                                              ------------        -----------
                            Total (Note 6)                                           215.6              327.0
                                                                              ------------        -----------
Plant, Property             Original cost                                          7,076.2            6,983.8
and Equipment               Accumulated depreciation and
                               amortization                                       (2,732.9)          (2,680.1)
                                                                              ------------        -----------
                            Net plant, property and equipment (Note 7)             4,343.3            4,303.7
                                                                              ------------        -----------

Deferred Charges            Goodwill, net (Note 1)                                   520.5              537.6
                            Prepaid pension (Note 13)                                222.8              208.9
                            Other (Notes 1, 2 and 11)                                901.0              609.4
                                                                              ------------        -----------
                            Total                                                  1,644.3            1,355.9
                                                                              ------------        -----------
TOTAL ASSETS                                                                  $    6,731.0        $   6,946.1
                                                                              ============        ===========

                            See accompanying notes to consolidated financial statements, including Notes 1 and 3 for the restatement resulting from a change in accounting for income tax.

CONSOLIDATED BALANCE SHEET -- LIABILITIES AND STOCKHOLDERS' EQUITY PANHANDLE EASTERN CORPORATION AND SUBSIDIARIES

                                                                                         DECEMBER 31
                                                                                         -----------
                            MILLIONS                                               1993               1992
- - - ---------------------------------------------------------------------------------------------------------------
Current Liabilities         Long-term debt due within one year (Note 8)       $       62.5        $     191.5
                            Notes payable                                             18.4               39.5
                            Rate refund provisions (Note 2)                           67.8              186.9
                            Accounts payable                                          67.2              146.9
                            Accrued interest (Note 8)                                 60.6               67.7
                            Taxes payable (Note 3)                                    70.9               31.5
                            Accrued wages and benefits                                56.9               49.8
                            Other (Notes 2 and 11)                                   442.7              322.0
                                                                              ------------        -----------
                            Total                                                    847.0            1,035.8
                                                                              ------------        -----------
Deferred Liabilities        Deferred income tax (Note 3)                           1,177.1            1,133.8
and Credits                 Deferred revenue-liquefied natural gas
                               project (Note 2)                                       78.1               89.9
                            Other (Notes 2 and 11)                                 1,040.7              837.5
                                                                              ------------        -----------
                            Total                                                  2,295.9            2,061.2
                                                                              ------------        -----------
Long-term Debt              Notes payable                                            925.5            1,361.0
                            Debentures                                               669.0              778.8
                            Revenue bonds                                            328.0              328.0
                            Other                                                       --               10.8
                                                                              ------------        -----------
                           Total (Note 8)                                          1,922.5            2,478.6
                                                                              ------------        -----------
Commitments and
Contingent Liabilities      (Notes 2, 3, 4, 6, 9, 11 and 12)

Common Stockholders'        Common stock, 120 million (1993) and 108.3
Equity                         million (1992) shares issued and outstanding,
                               300 million shares authorized, $1 par value           120.0              108.3
                            Paid-in capital                                        2,040.4            1,813.8
                            Retained earnings (deficit)                             (494.8)            (551.6)
                                                                              ------------        -----------
                            Total (Note 10)                                        1,665.6            1,370.5
                                                                              ------------        -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                    $    6,731.0        $   6,946.1
                                                                              ============        ===========

                            See accompanying notes to consolidated financial statements, including Notes 1 and 3 for the restatement resulting from a change in accounting for income tax.

CONSOLIDATED STATEMENT OF COMMON STOCKHOLDERS' EQUITY
PANHANDLE EASTERN CORPORATION AND SUBSIDIARIES

                                                                           YEARS ENDED DECEMBER 31
                                                                           -----------------------
                   MILLIONS                                           1993          1992            1991
- - - ------------------------------------------------------------------------------------------------------------
Common Stock       Balance at beginning of year                   $    108.3   $    108.2      $      90.8
                   Sale of stock                                        10.0           --             13.8
                   Dividend reinvestment and employee stock plans        1.3          0.1              3.5
                   Stock option plans and awards                         0.4           --              0.1
                                                                  ----------   ----------      -----------
                   BALANCE AT END OF YEAR (NOTE 10)               $    120.0   $    108.3      $     108.2
                                                                  ----------   ----------      -----------
Paid-in Capital    Balance at beginning of year                   $  1,813.8   $  1,810.4      $   1,638.1
                   Excess of proceeds over par value of
                     common stock
                       Sale of stock                                   194.5           --            127.9
                       Dividend reinvestment and employee
                         stock plans                                    28.6          2.1             41.9
                       Stock option plans and awards                     5.0          0.6              0.9
                   Unearned compensation                                (1.5)         0.9              1.5
                   Other items                                            --         (0.2)             0.1
                                                                  ----------   ----------      -----------
                   BALANCE AT END OF YEAR (NOTE 10)               $  2,040.4   $  1,813.8      $   1,810.4
                                                                  ----------   ----------      -----------
Retained Earnings  Balance at beginning of year, as previously
(Deficit)            reported                                     $   (483.5)  $   (585.5)     $    (591.1)
                   Cumulative effect of change in accounting
                     principle (Note 3)                                (68.1)       (66.6)           (67.3)
                                                                  ----------   ----------      -----------
                   Balance at beginning of year, as restated          (551.6)      (652.1)          (658.4)
                   Net income                                          148.1        187.1             85.8
                   Common stock dividends paid,
                      $0.80 per share in 1993, 1992 and 1991           (91.3)       (86.6)           (79.5)
                                                                  ----------   ----------      -----------
                   BALANCE AT END OF YEAR (NOTE 10)               $   (494.8)  $   (551.6)     $    (652.1)
                                                                  ----------   ----------      -----------
TOTAL COMMON STOCKHOLDERS' EQUITY                                 $  1,665.6   $  1,370.5      $   1,266.5
                                                                  ==========   ==========      ===========

                   See accompanying notes to consolidated financial statements, including Notes 1 and 3 for the restatement resulting from a change in accounting for income tax.

CONSOLIDATED STATEMENT OF CASH FLOWS
PANHANDLE EASTERN CORPORATION AND SUBSIDIARIES

                                                                         YEARS ENDED DECEMBER 31
                                                                         -----------------------
                   MILLIONS                                           1993         1992            1991
- - - ------------------------------------------------------------------------------------------------------------
Operating          Net income                                     $    148.1   $    187.1      $      85.8
Activities         Adjustments to reconcile net income to
                    operating cash flows --
                      Depreciation and amortization                    227.2        237.0            251.3
                      Deferred income tax expense                        8.0         79.4             29.2
                      Liquefied natural gas project settlement         194.7       (104.0)              --
                      Order 636 settlement                             100.0           --               --
                      Gain on sale of investments, net                 (49.8)        (0.9)           (13.9)
                      Net pension benefit                              (17.2)       (19.1)           (13.1)
                      Other non-cash items in net income                 5.1         29.9             (6.0)
                      Net change in other operating assets
                       and liabilities (detail below)                   90.4       (305.7)           (11.3)
                                                                  ----------   ----------      -----------
                   NET CASH FLOWS PROVIDED BY
                      OPERATING ACTIVITIES                             706.5        103.7            322.0
                                                                  ----------   ----------      -----------
Investing          Purchases of plant, property and equipment         (298.7)      (263.2)          (236.7)
Activities         Net investment proceeds                             161.6         25.1             33.1
                   Property sales, retirements and other                54.7         (4.0)            11.6
                                                                  ----------   ----------      -----------
                   NET CASH FLOWS USED IN
                      INVESTING ACTIVITIES                             (82.4)      (242.1)          (192.0)
                                                                  ----------   ----------      -----------
Financing          Retirement of debt                                 (969.2)      (695.0)          (512.1)
Activities         Issuance of debt                                    253.8        883.0            245.0
                   Net increase (decrease) in notes payable            (21.1)        39.5               --
                   Common stock issuance                               232.3          2.2            187.1
                   Dividends paid                                      (91.3)       (86.6)           (79.5)
                   Other                                               (13.2)       (12.6)            (7.7)
                                                                  ----------   ----------      -----------
                   NET CASH FLOWS PROVIDED BY (USED IN)
                      FINANCING ACTIVITIES                            (608.7)       130.5           (167.2)
                                                                  ----------   ----------      -----------
Net Change         Increase (decrease) in cash and cash
in Cash             equivalents                                         15.4         (7.9)           (37.2)
                   Cash and cash equivalents, beginning of year          3.0         10.9             48.1
                                                                  ----------   ----------      -----------
                   CASH AND CASH EQUIVALENTS, END OF YEAR         $     18.4   $      3.0      $      10.9
                                                                  ==========   ==========      ===========
Net Change in      Accounts and notes receivable                  $     70.0   $     10.9      $      47.2
Other Operating    Inventory and supplies                               99.9         33.2              8.0
Assets and         Take-or-pay settlement/contract reformation          10.8         10.4           (107.6)
Liabilities        Unrecovered purchased gas and related costs         104.0        (55.8)            23.2
                   Other current assets                                 50.7         47.1             11.7
                   Rate refund provisions                              (18.8)       (92.1)           168.6
                   Accounts payable                                    (79.7)       (55.0)          (146.9)
                   Other current liabilities                           (27.5)      (180.8)            (2.7)
                   Deferred charges and liabilities, net              (119.0)       (23.6)           (12.8)
                                                                  ----------   ----------      -----------
                   Total                                          $     90.4   $   (305.7)     $     (11.3)
                                                                  ==========   ==========      ===========

Supplemental       Cash paid for interest (net of amount
Disclosures           capitalized)                                $    255.4   $    283.8      $     308.2
                   Cash paid for income tax                             43.0         12.5             42.3
                                                                  ==========   ==========      ===========

                   See accompanying notes to consolidated financial statements, including Notes 1 and 3 for the restatement resulting from a change in accounting for income tax.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PANHANDLE EASTERN CORPORATION AND SUBSIDIARIES

INDEX

 1.  Accounting Policies Summary  . . . . . . . . . . .    46
 2.  Natural Gas Revenues and Regulatory Matters  . . .    47
 3.  Income Tax   . . . . . . . . . . . . . . . . . . .    49
 4.  Customers and Accounts Receivable    . . . . . . .    50
 5.  Inventory and Other Current Assets   . . . . . . .    50
 6.  Investments  . . . . . . . . . . . . . . . . . . .    50
 7.  Plant, Property and Equipment  . . . . . . . . . .    52
 8.  Debt and Credit Facilities   . . . . . . . . . . .    52
 9.  Leases and Other Commitments   . . . . . . . . . .    53
10.  Common Stock   . . . . . . . . . . . . . . . . . .    53
11.  Environmental Matters  . . . . . . . . . . . . . .    54
12.  Litigation   . . . . . . . . . . . . . . . . . . .    55
13.  Pension and Other Benefits   . . . . . . . . . . .    55

1. ACCOUNTING POLICIES SUMMARY

The accounting policies are presented to assist the reader in evaluating the consolidated financial statements of Panhandle Eastern Corporation (PEC) and its subsidiaries (the Company). Certain amounts for prior years have been reclassified in the consolidated financial statements to conform to the current presentation.

         The Company is predominantly involved in the interstate transportation and storage of natural gas. The sale of natural gas by the Company's pipelines has decreased significantly over the last several years. Other activities of the Company include the extraction and sale of hydrocarbon liquids and the non-regulated marketing of natural gas.

         The interstate gas transmission operations of Texas Eastern Transmission Corporation (TETCO), Algonquin Gas Transmission Company (Algonquin), Panhandle Eastern Pipe Line Company (PEPL) and Trunkline Gas Company (Trunkline), and the liquefied natural gas (LNG) facilities of Trunkline LNG Company (Trunkline LNG), are subject to the rules, regulations and accounting procedures of the Federal Energy Regulatory Commission (FERC). TETCO, Algonquin, PEPL and Trunkline meet the criteria and, accordingly, follow the reporting and accounting requirements of Statement of Financial Accounting Standards (Accounting Standard) No. 71, "Accounting for the Effects of Certain Types of Regulation."

         PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of PEC and all significant subsidiaries. All significant intercompany items have been eliminated in consolidation. The equity method of accounting is used for investments in affiliates. See Note 6.

         REVENUE RECOGNITION. The Company recognizes revenues for the transportation and sale of natural gas in the period service is provided and in the period of delivery, respectively. When rate cases are pending final FERC approval, a portion of the revenues collected by each natural gas pipeline is subject to possible refunds. The Company has established adequate reserves where required for such cases. See Note 2 for a summary of pending rate cases before FERC and related regulatory matters.

         GAS SUPPLY COSTS. Provisions are made in the consolidated statement of income for all estimated future losses associated with maintaining gas supply, including take-or-pay payments, contract settlements, buyout and buydown costs and the costs of contractual pricing provisions in excess of market. See Note 2 for a discussion of gas supply and other costs related to the FERC Order 636 transition.

         CASH AND CASH EQUIVALENTS. All liquid investments with maturities at date of purchase of three months or less are considered cash equivalents. The carrying amount of such cash investments in the consolidated balance sheet is a reasonable estimate of fair value.

         PLANT, PROPERTY AND EQUIPMENT. Plant, property and equipment is stated at original cost, which does not purport to represent replacement or realizable values.

         At the time rate-regulated properties are retired, the original cost plus the cost of retirement, less salvage, is charged to accumulated depreciation and amortization. When entire rate-regulated operating units are sold or nonregulated properties are retired or sold, the plant accounts and related accumulated depreciation and amortization accounts are reduced, and any gain or loss is credited or charged to income.

         Depreciation of natural gas pipeline plant, property and equipment is computed using the straight-line method. The LNG facilities are depreciated over the life of the LNG purchase contract, using a modified unit-of-production method. See Note 7.

         AMORTIZATION OF GOODWILL. The Company is amortizing the excess of the 1989 purchase price of Texas Eastern Corporation (TEC) over the fair value of net assets acquired (goodwill) on a straight-line basis over 40 years. Accumulated amortization of goodwill at December 31, 1993 and 1992 was $69 million and $54.2 million, respectively.

         EARLY RETIREMENT OF DEBT. The Company defers certain costs and losses related to the early retirement of long-term debt, and amortizes such amounts as they are recovered through rates. At December 31, 1993 and 1992, respectively, there was $70.3 million and $52 million of such costs included in deferred charges.

         INTEREST COST CAPITALIZATION. The Company capitalizes interest on major projects during construction. The rates used by regulated companies are calculated pursuant to FERC rules and include an allowance for equity funds.

         DEFERRED INCOME TAX. The Company adopted Accounting Standard No. 109, "Accounting for Income Taxes," effective January 1, 1993 and applied the provisions of the new standard retroactive to January 1, 1990. Accordingly, the consolidated financial statements for the years ended December 31, 1992 and 1991 have been restated to reflect application of the new standard. Implementation of Accounting Standard No. 109 resulted in a cumulative reduction to common stockholders' equity at December 31, 1992 of $68.1 million.

         This standard requires a change from the deferred method of accounting for income tax to the asset and liability method of accounting for income tax. Under this asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax effects of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. Under Accounting Standard No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the rate change is enacted. See Note 3.

         EARNINGS PER COMMON SHARE. The computation of earnings per common share is based on the monthly weighted average number of shares of common stock outstanding. Unexercised stock options do not have a dilutive effect on the reported amount of earnings per common share. See Note 10.

2. NATURAL GAS REVENUES AND REGULATORY MATTERS

FERC ORDER 636
During 1993, the Company's natural gas pipelines began providing restructured services pursuant to FERC Order 636.

         This order, which is on appeal to the courts, requires pipeline service restructuring that "unbundles" each of the services -- sales, transportation and storage -- that have historically been provided by pipelines. Order 636 provides for the use of the straight fixed-variable (SFV) rate design, which assigns return on equity, related taxes and other fixed costs to the demand component of rates. In addition, Order 636 allows pipelines to recover 100% of prudently incurred eligible costs resulting from implementation of the order (transition costs). FERC, however, is encouraging pipelines to settle such issues with customers through a negotiated process.

         On January 31, 1994, TETCO filed for FERC approval of a proposed comprehensive settlement, supported by a broad base of customers and other parties, that will resolve TETCO's regulatory issues regarding Order 636 implementation, including the recovery of transition costs, and FERC proceedings dating back to 1985 related to bundled merchant services prior to Order 636.

         The Company currently estimates transition costs to range from $600 million to $725 million, including amounts incurred to date. As of December 31, 1993, the Company's pipelines were recovering approximately $225 million in transition costs from customers, pursuant to FERC filings, and had collected approximately $135 million of such costs, subject to refund. Certain challenges to transition cost recoveries of the Company's pipelines are pending further FERC action. Included in these FERC proceedings are issues related to eligibility under Order 636 and the prudence of such costs.

         Additional transition cost filings and billings will be made by the Company's pipelines in the future, including quarterly filings by TETCO to recover gas supply realignment (GSR) costs pending resolution of the filed settlement. Any GSR costs otherwise determined to be ineligible for recovery under Order 636 may be recoverable through a FERC Order 528 mechanism that provides for recovery of up to 75% of certain contract costs, or may be recoverable via alternate mechanisms.

         TETCO's proposed settlement resolves a broad range of issues, primarily related to TETCO's Order 636 transition costs discussed above, as well as purchased gas adjustment and gas inventory charge collections that are the subject of an evidentiary hearing before a FERC Administrative Law Judge
(ALJ). As of December 31, 1993, the Company established an additional provision of $100 million ($60.2 million after tax) to reflect the impact of TETCO's proposed settlement, including certain amounts collected that would be refunded to customers. The consolidated balance sheet at December 31, 1993 included estimated current and long-term regulatory assets of approximately $25 million and $325 million, respectively, for estimated amounts to be recovered from customers pursuant to this settlement, and estimated current and long- term liabilities related to these issues of approximately $160 million and $290 million, respectively. The settlement would provide for the recovery of these amounts through volumetric and reservation surcharges through the year 2002.

         The Company believes the exposure associated with gas purchase contract commitments and the termination of the pipelines' merchant services during 1993 and 1994 will be substantially mitigated by transition cost recovery under TETCO's filed settlement, Order 636 and other mechanisms, including assignments of certain gas purchase contracts to third parties. As a result, the Company believes that implementation issues related to Order 636 will not have a material adverse effect on future consolidated results of operations or financial position.

         JURISDICTIONAL TRANSPORTATION AND SALES RATES
         ALGONQUIN. Algonquin filed a general rate increase effective May 1, 1993, subject to refund, which reflected throughput changes due to contract restructuring and a return to incremental rates with SFV rate design. A hearing for this proceeding is currently scheduled for March 1994. Algonquin is engaged in settlement discussions with customers.

         PEPL. On April 1, 1992 and November 1, 1992, PEPL placed into effect, subject to refund, general rate increases which incorporate the SFV rate design. Settlement discussions with customers are in progress. A hearing on the earlier rate proceeding was completed in February 1994. Decisions by the ALJ and FERC are expected later in 1994. Hearings in the latter rate case are scheduled for 1994.

         Effective April 1, 1989, PEPL placed into effect, subject to refund, sales and transportation rates reflecting a restructuring of rates, including seasonal rate structures. PEPL and others are appealing various FERC orders related to these rates.

         On March 1, 1988, sales and transportation rates reflecting elimination of PEPL's minimum bill became effective, subject to refund. In 1992, as a result of a FERC-approved settlement, PEPL recorded benefits to operating income and interest expense of $18.8 million and $4 million, respectively ($15 million after tax).

         TRUNKLINE. In 1993, Trunkline recorded a $15.5 million benefit to revenues ($10.2 million after tax), resulting from the reversal of a depreciation provision accumulated during the period from late 1988 through October 1992.

         OTHER. The Company's pipelines have, pursuant to FERC requirements, requested FERC approval to record the impact of adopting Accounting Standard No. 109, "Accounting for Income Taxes," including the recognition of a portion of the impact as an increase to stockholders' equity. The Company believes the ultimate resolution of this matter will not have a material adverse effect on consolidated financial position.

         TAKE-OR-PAY SETTLEMENT
         In the past, during the normal course of business, the Company's pipelines entered into certain gas purchase contracts containing take-or-pay provisions, which may expose the Company to financial risk. Based on market and regulatory conditions, including Order 636 provisions that provide for the recovery of prudently incurred transition costs, the Company believes that such risk was not material to the Company's consolidated results of operations or financial position as of December 31, 1993.

         PEPL and Trunkline are currently collecting certain take-or-pay settlement costs through a combination of direct billings and volumetric surcharges. The volumetric surcharges are being collected with interest over a period extending through 1997. TETCO is currently flowing through to customers its pipeline suppliers' take-or-pay costs pursuant to FERC-approved filings, subject to refund.

         The U.S. Department of the Interior has announced its intention to seek additional royalties from gas producers as a result of payments received by such producers in connection with past take-or-pay settlements, buyouts and buydowns of gas sales contracts with natural gas pipelines. The Company's pipelines, with respect to certain producer contract settlements, may be contractually required to reimburse or, in some instances, to indemnify producers against such royalty claims. If the pipelines ultimately have to reimburse or indemnify the producers, the potential exists for some recovery from pipeline customers. The potential liability of the producers to the government and of the pipelines to the producers involves complex issues of law and fact which are likely to take a substantial period of time to resolve. Management believes that this matter will not have a material adverse effect on the Company's consolidated financial position.

         LNG PROJECT SETTLEMENT
         In 1992, settlement agreements that resolved certain outstanding LNG project regulatory issues became effective. As a result of the settlement, revenues and interest expense in 1992 included benefits of $88.6 million and $17.5 million, respectively ($57.7 million after tax), and the consolidated balance sheet at December 31, 1992 included long- and short-term receivables from Midwest area customers totaling $196.1 million. The income statement impact was net of related provisions for service restructuring and deferred revenues related to recovery of LNG project operating costs. To capitalize on its LNG assets, the Company continues to examine several strategic opportunities.

         In 1993, the Company sold substantially all of the remaining balance of the LNG project settlement receivables, with limited recourse. At December 31, 1993, $144.7 million remained outstanding on the receivables sold. The fair value of the recourse provisions related to the receivables sold is not readily determinable as there are no quoted market prices available for these provisions. In the opinion of management, the probability that the Company will be required to perform under the recourse provisions is remote.

3. INCOME TAX

As discussed in Note 1, the Company adopted Accounting Standard No. 109 effective January 1, 1993 and applied the provisions of the new standard retroactive to January 1, 1990. Accordingly, the consolidated financial statements for the years ended December 31, 1992 and 1991 have been restated to reflect the application of Accounting Standard No. 109 during those periods. There was no material impact to the Company's net income for 1992 or 1991 as a result of this restatement.

         Income tax recognized in the consolidated statement of income is summarized as follows:

                                                      YEARS ENDED DECEMBER 31
                                                      -----------------------
                                              1993            1992               1991
MILLIONS                                                  (AS RESTATED)      (AS RESTATED)
- - - ------------------------------------------------------------------------------------------
Current
   Federal                                   $ 77.8           $ 39.7             $11.1
   State                                       16.8              6.3              22.0
                                             ------           ------             -----
      Total current                            94.6             46.0              33.1
                                             ------           ------             -----
Deferred
   Federal                                      8.3             64.7              33.0
   State                                       (0.3)            14.7              (3.8)
                                             ------           ------             -----
      Total deferred                            8.0             79.4              29.2
                                             ------           ------             -----
Total income tax                             $102.6           $125.4             $62.3
                                             ======           ======             =====


         Deferred income tax in 1993 and 1991 included charges of $8.3 million and $7 million, respectively, for enacted changes in federal and state tax laws and rates. The 1993 deferred income tax also included a benefit of $4.8 million for changes in the beginning of the year valuation allowance.

         Total income tax differs from the amount computed by applying the federal income tax rate to income before income tax. The reasons for this difference are as follows:

                                                        YEARS ENDED DECEMBER 31
                                                        -----------------------
                                               1993             1992                1991
MILLIONS, EXCEPT %                                         (AS RESTATED)       (AS RESTATED)
- - - --------------------------------------------------------------------------------------------
Federal income tax rate                         35%              34%                 34%
                                             ======           ======               =====
Income tax, computed at the
      statutory rate                         $ 87.7           $106.3               $50.4
Adjustments resulting from --
   State income tax, net of federal
      income tax effect                        10.7             13.8                12.0
   Cumulative effect of federal
      rate change                               8.9              --                   --
   Goodwill amortization                        5.2              5.0                 5.1
   Changes in valuation allowance              (4.8)             1.5                (0.2)
   Insurance premiums                          (4.4)            (1.5)               (4.9)
   Other items                                 (0.7)             0.3                (0.1)
                                             ------           ------               -----
Total income tax                             $102.6           $125.4               $62.3
                                             ======           ======               =====
Effective tax rate                            40.9%            40.1%               42.1%
                                             ======           ======               =====


         The tax effects of temporary differences that resulted in significant portions of the deferred income tax assets and liabilities and a description of the financial statement items that created these differences are as follows:

                                                                      DECEMBER 31
                                                              1993                     1992
MILLIONS                                                                           (AS RESTATED)
- - - ------------------------------------------------------------------------------------------------
Deferred liabilities and credits                           $   336.7                $   272.1
Investment tax credit carryforward                              72.1                    125.2
Alternative minimum tax credit carryforward                     57.3                     64.6
Other accrued liabilities                                      116.6                     54.8
Rate refund provisions                                          28.4                     49.8
Net operating loss carryforward                                  --                      33.5
Deferred revenue - LNG project                                  27.3                     30.6
State deferred income tax, net of federal tax effect            16.6                     16.8
Other                                                           17.8                     21.0
                                                           ---------                ---------
      Total deferred income tax assets                         672.8                    668.4
Valuation allowance and other tax reserves                    (459.9)                  (458.6)
                                                           ---------                ---------
      Net deferred income tax assets                           212.9                    209.8
                                                           ---------                ---------
Plant, property and equipment                                 (824.7)                  (818.0)
Deferred charges                                              (284.3)                  (150.8)
Investments                                                    (77.9)                  (129.4)
State deferred income tax, net of federal tax effect           (83.8)                   (85.5)
Prepaid pension                                                (78.1)                   (71.0)
Unrecovered purchased gas and related costs                      --                     (59.3)
Other                                                          (41.2)                   (29.6)
                                                           ---------                ---------
      Total deferred income tax liabilities                 (1,390.0)                (1,343.6)
                                                           ---------                ---------
Net deferred income tax liability                          $(1,177.1)               $(1,133.8)
                                                           =========                =========

         If tax benefits relating to the valuation allowance for deferred income tax assets and other tax reserves are recognized subsequent to December 31, 1993, approximately $399.7 million will be allocated to goodwill.

         The investment tax credit carryforward will begin to expire in 1996 and will be extinguished in 2002 if not utilized sooner. The alternative minimum tax credit carryforward can be carried forward indefinitely.

         In 1990, the Internal Revenue Service (IRS) adopted regulations that, if not amended or held to be invalid, would result in the disallowance for tax purposes of losses incurred in the Company's 1989 sales of certain TEC assets. The Company established a provision in 1990 for this issue, resulting in an increase in goodwill and the deferred income tax liability. In discussions with the U.S. Treasury Department and the IRS, the Company's position has been that no prior notice was given of the regulations' retroactive application to the sales and that such application would be both unfair and contrary to law. The Company continues to vigorously contest any additional tax payable pursuant to such regulations.

4. CUSTOMERS AND ACCOUNTS RECEIVABLE

         SIGNIFICANT CUSTOMERS AND CONCENTRATIONS. Customer billings that exceeded 10% of consolidated revenues during the years ended December 31, 1993, 1992 and 1991 were those to Consumers Power Company of $290.4 million, $295.7 millon and $299 million, respectively.

         The Company's primary market areas are located in the Midwest and Northeast regions of the United States. At December 31, 1993, 51% and 47% of the trade receivable balances were for the Midwest and Northeast markets, respectively. The Company has a concentration of receivables due from public utilities in each of these areas. These concentrations of customers may affect the Company's overall credit risk in that the customers may be similarly affected by changes in economic, regulatory or other factors. Trade receivables are generally not collateralized; however, the Company analyzes customers' historical and future credit positions prior to extending credit.

         ACCOUNTS RECEIVABLE SALES. The Company has implemented an agreement to sell with limited recourse, on a continuing basis, current accounts receivable at a discount. The Company received $60 million for accounts receivable sold that remained outstanding at December 31, 1993. The fair value of the recourse provisions related to the receivables sold is not readily determinable as there are no quoted market prices available for these provisions. In the opinion of management, the probability that the Company will be required to perform under the recourse provisions is remote.

         For further disclosure of items with market and credit risk see Notes 2, 6, 8 and 9.

         OTHER RECEIVABLES. Other receivables in the consolidated balance sheet at December 31, 1993 and 1992 include taxes receivable and reimbursements due from others for capital projects. The carrying amount of these receivables approximates fair value.

5. INVENTORY AND OTHER CURRENT ASSETS

A summary of inventory and supplies by category follows:

                                           DECEMBER 31
                                           -----------
                                     1993             1992
MILLIONS                                         (AS RESTATED)
- - - --------------------------------------------------------------
Gas in storage                      $   --           $144.9
Materials and supplies                67.4             70.5
                                    ------           ------
Total inventory and supplies        $ 67.4           $215.4
                                    ======           ======


         Materials and supplies are accounted for using average cost. Other current assets in the consolidated balance sheet included current gas in storage of $46.6 million at December 31, 1993 that is used for pipeline operations.

         The consolidated balance sheet includes net in-kind balances as a result of differences in gas volumes received and delivered. At December 31, 1993 and 1992, other current liabilities included $3.1 million and other current assets included $73.1 million, respectively, for these imbalances.

6. INVESTMENTS

AFFILIATES
The Company has investments in the following companies that are accounted for using the equity method. These investments include undistributed earnings of $42.3 million in 1993 and $38.1 million in 1992 related to 50% or less owned entities.

INVESTMENTS IN AFFILIATES                                              DECEMBER 31
                                                                       -----------
                                                               1993                    1992
MILLIONS, EXCEPT %                        % OWNERSHIP                             (AS RESTATED)
- - - -----------------------------------------------------------------------------------------------
Northern Border Pipeline Company               5.95(1)        $ 33.9                 $126.5
National Methanol Company                     25.00             45.9                   43.0
TEPPCO Partners, L.P.                         10.45             22.4                   22.2
Midland Cogeneration Venture                  14.34              6.4                    8.1
Other affiliates                            Various             20.6                   23.9
                                                              ------                 ------
Total investments in affiliates                               $129.2                 $223.7
                                                              ======                 ======

(1) Represents effective ownership percentage through Northern Border Partners, L.P. Ownership decreased from 22.75% at December 31, 1992 as a result of the sale of a portion of the Company's interest in Northern Border
    Pipeline Company.

EQUITY IN EARNINGS                                    YEARS ENDED DECEMBER 31
                                                      -----------------------
                                              1993              1992                   1991
MILLIONS                                                   (AS RESTATED)          (AS RESTATED)
- - - ----------------------------------------------------------------------------------------------
Northern Border Pipeline Company              $13.9            $15.9                 $15.3
National Methanol Company                       3.3              1.2                  10.4
TEPPCO Partners, L.P.                           0.8              0.4                   0.4
Midland Cogeneration Venture                   (1.6)            (4.8)                 (6.4)
Other affiliates                               (0.3)            (6.9)                  1.9
                                              -----            -----                 -----
Total equity in earnings                      $16.1            $ 5.8                 $21.6
                                              =====            =====                 =====

         Distributions and dividends received amounted to $14.2 million, $12.9 million and $21 million in 1993, 1992 and 1991, respectively.

         NORTHERN BORDER PIPELINE COMPANY (NORTHERN BORDER). Northern Border is a partnership operating a pipeline transporting natural gas from Canada to the Midwest area of the United States.

         During 1993, the Company transferred its 22.75% interest in Northern Border to Northern Border Partners, L.P., a master limited partnership (MLP), in exchange for general partner interests as well as subordinated and common limited partner units. Also during 1993, the Company sold 74% of its MLP limited partner units, resulting in a fourth quarter pre-tax gain of $48.2 million ($28.7 million after tax). The Company received net proceeds of approximately $147 million that were used for the repayment of debt and for general corporate purposes.

         During 1992 and 1991, PEPL paid $13.7 million and $26.6 million, respectively, to Northern Border pursuant to a transportation agreement. Under the terms of a settlement agreement in 1992, PEPL guarantees payments to Northern Border under a transportation agreement by an affiliate of Pan-Alberta Gas Limited. The transportation agreement requires estimated total payments of $212.8 million for the years 1994 through 2001. The fair value of this guarantee is not readily determinable. In the opinion of management, the probability of performance under this guarantee is remote.

         NATIONAL METHANOL COMPANY (NATIONAL METHANOL). National Methanol is a joint venture that owns and operates a chemical-grade methanol plant located in Jubail, Saudi Arabia. National Methanol produced approximately one million metric tons of methanol in 1993 and is constructing a 700,000 metric ton-per-year MTBE (methyl tertiary butyl ether) unit, which is expected to be completed in 1994. MTBE is an oxygenate used to produce cleaner-burning gasoline blends.

         TEPPCO PARTNERS, L.P. TEPPCO Partners, L.P. is an MLP that owns and operates a petroleum products pipeline. To support the MLP's ability to make the minimum quarterly distributions on all MLP Units, PEC has agreed, under certain circumstances and subject to certain limitations, to contribute cash to the MLP in return for additional limited partner interests (APIs). Subject to certain exceptions, the support period will extend through December 31, 1994. PEC's obligation to purchase APIs is limited to an aggregate of $50 million (maximum outstanding at any time) during the support period. No API purchases have been required since inception through the date of this report and the fair value of this agreement is not material. Furthermore, a subsidiary partnership of the MLP has $361.5 million in First Mortgage Notes outstanding with recourse to the general partner, a subsidiary of TEC. These notes have annual principal payments due through 2010.

         MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP (MCV). MCV converted an incomplete nuclear plant to a dual-purpose energy unit that uses natural gas to generate electricity and produce industrial process steam.

         STINGRAY PIPELINE COMPANY (STINGRAY). Stingray transports natural gas from offshore Louisiana and Texas. The Company's 50% interest in Stingray was sold in 1991 for $32.5 million, including $9.2 million in 1991 dividends received, and resulted in a gain of $11.4 million ($9 million after tax). The sale was required by the Federal Trade Commission in order to resolve certain matters relating to the purchase of TEC in 1989.

         OTHER INVESTMENTS
         In 1992, the Company recognized a charge of $8.2 million for the sale of certain office buildings located in Kansas City, Missouri. In addition to real estate holdings, other investments include financial instruments, such as insurance contracts and long-term receivables. These financial instruments have been recorded in the consolidated balance sheet at $60.4 million and $77.4 million at December 31, 1993 and 1992, respectively, representing the cost of such investments. The fair value of these instruments was approximately $49.8 million and $66.8 million at December 31, 1993 and 1992, respectively, based on market values determined by the insurance companies and discounted cash flows, as applicable.

7. PLANT, PROPERTY AND EQUIPMENT

A summary of plant, property and equipment by classification follows:

                                                                      DECEMBER 31
                                                                      -----------
                                       DEPRECIATION            1993                     1992
MILLIONS, EXCEPT %                       % RATES                                   (AS RESTATED)
- - - -------------------------------------------------------------------------------------------------
Transmission                            1.70 - 3.25         $5,157.3                 $4,936.3
Gathering                               1.30 - 2.40            351.7(1)                 512.8
Underground storage                     1.87 - 3.50            400.4                    419.4
LNG facilities                              --     (2)         600.3                    605.8
LNG vessels                             2.78 - 2.86            144.5                    144.7
General plant                          2.53 - 33.33            289.0                    261.7
Construction work in progress               --                 133.0                    103.1
                                                            --------                 --------
Total plant, property
  and equipment                                             $7,076.2                 $6,983.8
                                                            ========                 ========

(1) Reflects the sale of the Wattenberg system, a natural gas supply system in Colorado.
(2)  Modified unit-of-production method.

         A summary of plant, property and equipment, net of accumulated depreciation, by classification follows:

                                                   DECEMBER 31
                                                   -----------
                                               1993             1992
MILLIONS                                                  (AS RESTATED)
- - - -----------------------------------------------------------------------
Transmission                               $3,334.9         $3,270.9
Gathering                                      50.3             86.3
Underground storage                           306.0            332.9
LNG project                                   325.2            332.1
General plant                                 193.9            178.4
Construction work in progress                 133.0            103.1
                                           --------         --------
Net plant, property and equipment          $4,343.3         $4,303.7
                                           ========         ========

8. DEBT AND CREDIT FACILITIES

A summary of long-term debt is as follows:

                                                                       DECEMBER 31
                                                                       -----------
                                                                1993                   1992
MILLIONS                                                                          (AS RESTATED)
- - - -----------------------------------------------------------------------------------------------
PEC
7-3/4% revenue bonds maturing 2022                          $  328.0                 $  328.0
                                                            --------                 --------
TETCO
Debentures
   Serial Series 1, 8.5% maturing 1993                            --                     15.0
   12% maturing 2010                                              --                    150.0
   10 1/8% maturing 2011                                       100.0                    100.0
   10% maturing 2011                                           150.0                    150.0
Notes
   8.67% maturing 1993                                            --                     50.0
   10% maturing 1998                                              --                    150.0
   10 3/8% maturing 2000                                       200.0                    200.0
   10% maturing 2001                                           100.0                    100.0
   8% maturing 2002                                            100.0                    100.0
   Medium Term, Series A, 7.64-9.07%
      maturing 1999-2012                                       100.0                    100.0
Revolving Credit Agreement                                        --                     85.0
Redeemable Preferred Stock                                        --                      3.7
Unamortized Discount                                           (32.8)                   (45.2)
                                                            --------                 --------
      Total TETCO                                              717.2                  1,158.5
                                                            --------                 --------
ALGONQUIN
Notes
   8.795-8.936% maturing 1996                               $   50.0                 $   50.0
   9.13% maturing 2003                                         100.0                    100.0
   Unamortized Discount                                         (3.2)                    (4.2)
                                                            --------                 --------
      Total Algonquin                                          146.8                    145.8
                                                            --------                 --------
PEPL
Debentures
   9 7/8% maturing 1996                                        250.0                    250.0
   10 3/8% maturing 2011                                          --                    100.0
   7.95% maturing 2023                                         100.0                       --
   7.2% maturing 2024                                          100.0                       --
Notes
   Variable Rate maturing 1993                                    --                     48.0
   Variable Rate (4.25%) maturing 1995                          50.0                       --
   4% maturing 1996                                              4.5                       --
Revolving Credit Agreement                                        --                    170.0
Redeemable Preferred Stock                                        --                      2.0
Unamortized Discount                                            (1.2)                    (1.2)
                                                            --------                 --------
      Total PEPL                                               503.3                    568.8
                                                            --------                 --------
TRUNKLINE
Redeemable Preferred Stock                                       --                      5.1
                                                            --------                 --------
TEC
Swiss Franc bonds (9.26%) maturing 1996                         67.3                     68.2
Notes
   Medium Term, Series A, 8.5-9.0%
      maturing 1996-1997                                       139.0                    142.5
   Medium Term, Series B, maturing 1993                           --                     75.0
   10.7% maturing 1995                                            --                    100.0
   10.5% maturing 1997                                         100.0                    100.0
Unamortized Discount                                           (16.6)                   (21.8)
                                                            --------                 --------
      Total TEC                                                289.7                    463.9
                                                            --------                 --------
LESS CURRENT MATURITIES                                        (62.5)                  (191.5)
                                                            --------                 --------
TOTAL LONG-TERM DEBT                                        $1,922.5                 $2,478.6
                                                            ========                 ========

         The interest rates indicated were in effect on principal balances outstanding at December 31, 1993. Interest costs capitalized in 1993, 1992 and 1991 were $3.2 million, $1.8 million and $2 million, respectively.

         The estimated fair value of the Company's outstanding debt at December 31, 1993 and 1992 (including current maturities) was approximately $2.2 billion and $2.8 billion, respectively. Quoted market prices for the same or similar issues, discounted cash flows and/or rates currently available to the Company for debt with similar terms and remaining maturities were used to estimate fair value.

         The Company has entered into an agreement to reduce the impact of changes in currency exchange rates on TEC's Swiss Franc bonds. At December 31, 1993 and 1992, the net book value of the Company's foreign currency exchange contract was an asset of $13.5 million and $14.5 million, respectively, while the estimated fair value of this asset was

$10.3 million and $7.3 million, respectively. The fair values are based on the estimated amount the Company would receive if the agreement was terminated at those dates, considering current exchange rates and the creditworthiness of the parties to the agreement.

         Required sinking fund and installment payments applicable to long-term debt are as follows:

                 MILLIONS
                 -------------------------
                 1994               $ 62.5
                 1995                112.5
                 1996                271.3
                 1997                230.7
                 1998                 16.3


         TETCO and PEPL have effective shelf registration statements with the Securities and Exchange Commission for the issuance of $200 million each of unsecured debt securities.

         CREDIT AGREEMENTS. TETCO and PEPL have variable-rate, revolving credit agreements that permit these subsidiaries to borrow up to $700 million on a combined basis, utilizing revolving credit borrowings and letter of credit facilities. The bank commitments under the credit agreements will terminate October 1, 1996 and are guaranteed by PEC on an unsecured basis.

9. LEASES AND OTHER COMMITMENTS

The Company utilizes assets under operating leases in several areas of operations. Consolidated rental expense amounted to $24.7 million, $26.2 million and $24.8 million for the years 1993, 1992 and 1991, respectively. Minimum rental payments under the Company's various operating leases for the years 1994 through 1998 are $19.2 million, $15.5 million, $12.6 million, $10.8 million and $9.6 million, respectively. Thereafter, payments aggregate $53.7 million through 2011.

         In connection with the sale of Petrolane Incorporated (Petrolane) in 1989, TEC agreed to indemnify Petrolane against certain obligations for guaranteed leases and environmental matters. Certain of the lease obligations relate to Petrolane's divestiture of supermarket operations prior to its acquisition by TEC and total approximately $95.7 million over the remaining terms of the leases, which expire in 2006. The fair value of this indemnification of guaranteed lease obligations is not readily determinable as there are no quoted market prices available for these lease guarantees. In the opinion of management, the probability that TEC will be required to perform under this indemnity provision is remote.

         Petrolane was named in a suit filed by the city of Fresno, California (the City) in the U.S. District Court for the Eastern District of California on February 18, 1993 seeking contribution from 22 parties for characterization and remediation costs related to the Fresno Sanitary Landfill (the Landfill). The City, under a mandate from the U.S. Environmental Protection Agency (EPA), is obligated to characterize and remediate environmental contamination at the Landfill, which is on the National Priorities List. One of Petrolane's former subsidiaries is alleged to have disposed of hazardous substances at the Landfill. Since characterization of the Landfill has not been completed, the Company is unable at this time to estimate its share of cleanup costs or the timing of such costs, but expects that this matter will not have a material adverse effect on the Company's consolidated financial position.

10. COMMON STOCK

         STOCK ISSUANCES. In June 1993, PEC completed the sale of 10 million shares of common stock priced at $21.25 per share, resulting in net proceeds to the Company of $204.5 million. Proceeds from the offering were applied towards the early redemption, also in June, of $176 million of outstanding debentures.

         The following table presents unaudited pro forma results of operations as if the stock sale and repayment of indebtedness from the resulting proceeds had occurred on January 1, 1993. These pro forma results have been prepared for comparative purposes only, do not purport to be indicative of what would have occurred had these transactions been made at such date and are not intended to be a projection of future results.

                                                  YEAR ENDED
MILLIONS, EXCEPT PER SHARE AMOUNTS              DECEMBER 31, 1993
- - - -----------------------------------------------------------------
Net income                                           $154.5
Average common shares outstanding                     119.2
Earnings per common share                            $ 1.30


         In July 1991, PEC completed the sale of 13.8 million shares of common stock priced at $10.75 per share, resulting in net proceeds to the Company of $141.7 million. These proceeds were applied towards the redemption of outstanding debt.

         STOCK OPTIONS. Transactions under various stock option and incentive plans are summarized as follows:

                                            SHARES                              OPTION PRICES
- - - ----------------------------------------------------------------------------------------------
Outstanding Dec. 31, 1991                 1,466,460                            $12.19 - $30.63
   Granted                                   62,500                             14.94 -  16.00
   Exercised                                (15,697)                            12.81 -  16.93
   Expired                                 (177,154)                            12.81 -  30.63
                                          ---------
Outstanding Dec. 31, 1992                 1,336,109                             12.19 -  30.63
   Granted                                  555,000                             19.06 -  21.31
   Exercised                                (98,535)                            12.81 -  19.40
   Expired                                  (31,367)                            16.38 -  30.63
                                          ---------
Outstanding Dec. 31, 1993                 1,761,207                             12.19 -  30.63
                                          =========

Exercisable at December 31
   1991                                     574,410                            $12.19 - $30.63
   1992                                     754,609                             12.19 -  30.63
   1993                                     911,707                             12.19 -  30.63


         STOCK AWARDS. Under the Company's 1990 Long Term Incentive Plan, there were 3 million shares of PEC common stock reserved for issuance to key employees. Awards representing 92,600 and 114,750 common shares, along with dividend equivalents, were granted to key employees during 1991 and 1990, respectively. Common shares are issued over a period of two to six years pursuant to these awards. In addition, in 1993 and 1991, respectively, 300,000 and 40,000 common shares were issued as restricted stock awards, with restrictions being removed over periods of three and four years, respectively.

         RESTRICTIONS ON DIVIDENDS. Under the most restrictive covenants contained in the Company's debt agreements, $768.2 million of PEC's consolidated common stockholders' equity was available for the payment of dividends at December 31, 1993.

11. ENVIRONMENTAL MATTERS

         TETCO. TETCO is currently conducting a PCB (polychlorinated biphenyl) characterization and cleanup program at certain of its compressor station sites under conditions stipulated by a U.S. Consent Decree. The program includes on- and off-site characterization, installation of on-site source control equipment and groundwater monitoring wells and on-site cleanup work. TETCO expects to complete the program at up to 89 sites in as many as 14 states over an approximate 10-year period that began in 1990. TETCO also has ongoing cleanup and remediation programs in Pennsylvania and New Jersey, implemented pursuant to settlement agreements with those states. In 1991, TETCO entered into an Interim Agreed Order with the state of Kentucky concerning characterization of TETCO's three compressor station sites in Kentucky. Additionally, under a consent order with the state of Mississippi, TETCO is conducting site assessment and characterization in that state. The cleanup programs are not expected to interrupt or diminish TETCO's operational ability to deliver natural gas to customers.

         At December 31, 1993 and 1992, TETCO had recorded current and long-term liabilities of $93 million and $298.7 million (1993) and $87.8 million and $341.1 million (1992), respectively, for remaining estimated cleanup costs. These cost estimates represent gross cleanup costs expected to be incurred by TETCO, and have not been reduced by customer or insurance recoveries. TETCO is recovering 57.5% of cleanup costs in rates pursuant to a stipulation and agreement approved by FERC in 1992. At December 31, 1993 and 1992, TETCO had recorded current and long-term regulatory assets of $31.1 million and $196.3 million (1993) and $12.9 million and $236.1 million (1992), respectively, representing costs to be recovered from customers.

         TETCO's litigation with its insurance carriers to recover cleanup and other costs and to enforce the carrier's duty to defend and indemnify TETCO continued in 1993. On January 10, 1994, the Court of Appeals for the Third Circuit, on rehearing, affirmed the lower court's summary judgment rulings in favor of the insurance carriers. TETCO's petition for rehearing en banc was denied by the Court on February 3, 1994.

         TEC and TETCO, as well as certain other TEC subsidiaries in some of the cases, are defendants in several private plaintiff suits in various courts. These suits seek relief for actual and punitive damages that allegedly resulted from the release of PCBs and other hazardous substances in violation of federal and state laws. The Company is continuing to defend itself vigorously in these suits.

         The Company believes the ultimate resolution of these matters relating to the PCB cleanup programs will not have a material adverse effect on consolidated results of operations or financial position.

         PEPL AND TRUNKLINE. The Company has notified the EPA of PCB contamination at up to 41 sites on the PEPL and Trunkline systems, and is undertaking a remediation program at these sites, while continuing to discuss with and provide information to the EPA on these matters. Localized contamination of these sites resulted from the past use of lubricants containing PCBs in auxiliary equipment. Soil and sediment testing, to date, has detected no significant off-site contamination. Under a consent order with the state of Mississippi, Trunkline conducted a sampling program at its two compressor station sites in Mississippi and submitted a report to the state. Trunkline will develop cleanup plans based on this report. The Company is also involved in the cleanup and removal of wastewater collection facilities at 14 PEPL and Trunkline sites. The PCB and wastewater cleanup programs are expected to extend over a 10-year period that began in 1992. In addition to these ongoing assessments, PEPL and Trunkline are evaluating the prior use of disposal areas to determine if those areas potentially contain hazardous substances.

         The Company has recorded $33 million for liabilities relating to the existing cleanup programs and regulatory assets for the same amount, representing costs to be recovered from customers. The Company does not expect the resolution of the PEPL and Trunkline environmental matters to have a material adverse effect on consolidated financial position.

12. LITIGATION

The Company is involved in various legal actions and claims arising in the normal course of business. Based upon its current assessment of the facts and the law, management does not believe that the outcome of any such action or claim will have a material adverse effect upon the consolidated financial position of the Company. However, these actions and claims in the aggregate seek substantial damages against the Company and are subject to the uncertainties inherent in any litigation.

13. PENSION AND OTHER BENEFITS

         PENSION BENEFITS. PEC has a non-contributory trusteed pension plan covering all employees with a minimum of one year vesting service. The plan provides pension benefits that are generally based on the employee's years of service and highest average earnings during a specified period. The Company's policy is to fund amounts, as necessary, on an actuarial basis to provide assets sufficient to meet the benefits to be paid to plan members.

         The components of the net pension benefit are as follows:

                                                        YEARS ENDED DECEMBER 31
                                                        -----------------------
                                               1993             1992           1991
MILLIONS                                                   (AS RESTATED)  (AS RESTATED)
- - - -----------------------------------------------------------------------------------------
Actual return on plan assets                 $ 73.6         $  51.5           $128.9
Amount deferred                               (13.4)            7.4            (74.4)
                                             ------         -------           ------
Expected return on plan assets                 60.2            58.9             54.5
Service cost benefits earned
   during the period                          (10.7)          (10.2)           (11.1)
Interest cost on projected
   benefit obligations                        (35.0)          (33.3)           (34.0)
Net amortization                                2.7             3.7              3.7
                                             ------         -------           ------
Net pension benefit                          $ 17.2         $  19.1           $ 13.1
                                             ======         =======           ======


         The following table sets forth the pension plan's funded status and the net asset recognized by the Company:

                                                                        DECEMBER 31
                                                                        -----------
                                                               1993                     1992
MILLIONS                                                                           (AS RESTATED)
- - - ------------------------------------------------------------------------------------------------
Plan assets at fair value
   (principally common stock and
   fixed income securities)                                   $725.6                   $696.1
                                                              ------                   ------
Actuarial present value of
   benefit obligations:
      Vested                                                   370.4                    316.3
      Nonvested                                                 15.4                     13.4
                                                              ------                   ------
   Accumulated obligations                                     385.8                    329.7
   Effects of projected future
      compensation levels                                       95.2                     80.3
                                                              ------                   ------
   Projected obligations                                       481.0                    410.0
                                                              ------                   ------
Plan assets in excess of projected obligations                 244.6                    286.1
Unrecognized net asset                                         (51.0)                   (55.7)
Unrecognized net loss (gain)                                     1.4                    (35.0)
Unrecognized prior service cost                                 27.8                     13.5
                                                              ------                   ------
Prepaid pension                                               $222.8                   $208.9
                                                              ======                   ======


         Assumptions used in the Company's pension accounting are as follows:

                                                            DECEMBER 31
                                                            -----------
                                               1993             1992              1991
- - - --------------------------------------------------------------------------------------------
Discount rates - rates at which
   pension liabilities could be settled        7.5%             8.0%              8.0%
Rates of increase in compensation
   levels                                      5.0              5.0               5.0
Expected long-term rates of return
   on plan assets                              9.5              9.5               9.5


         The Company also sponsors defined contribution plans which cover substantially all employees. The Company expensed plan contributions of $11.6 million in 1993 and 1992, and $11.2 million in 1991.

         OTHER POSTRETIREMENT BENEFITS. The Company's postretirement benefits consist of certain health care and life insurance benefits for retired employees. Substantially all of the Company's employees may become eligible for these benefits when they reach retirement age while working for the Company and have attained 10 years of specified service. The benefits are provided through contributory and noncontributory trusteed benefit plans.

         Effective January 1, 1993, the Company adopted Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This standard provides for the accrual of such benefit costs over the active service period of employees to the date of full eligibility for the benefits. The Company previously charged amounts to expense based on the annual amount of contributions made to the plans' trust fund. The Company is amortizing the net transition obligation, resulting from implementation of the new accounting standard, over approximately 20 years.

         It is the Company's general policy to fund accrued postretirement health care costs. The retiree life insurance plan is fully funded based on actuarially-determined requirements.

         The net postretirement benefit cost is summarized as follows:

                                                   YEAR ENDED
                                                DECEMBER 31, 1993
                                                -----------------
MILLIONS                                   HEALTH CARE          LIFE
- - - -----------------------------------------------------------------------
Actual return on plan assets                $   0.2            $ 4.2
Amount deferred                                (0.2)             0.7
                                            -------            -----
Expected return on plan assets                   --              4.9
Service cost benefits earned
  during the period                            (1.3)            (0.3)
Interest cost on accumulated obligations      (10.8)            (4.2)
Net amortization and deferral                  (3.0)             0.1
                                            -------            -----
Net postretirement benefit (cost)           $ (15.1)           $ 0.5
                                            =======            =====


         The change in the method of accounting for these benefits did not result in a significant change in postretirement benefit costs recognized in 1993. Amounts charged to expense for retiree health care and life insurance were $15.5 million and $12.2 million for 1992 and 1991, respectively.

         The following table sets forth the postretirement benefit plans' funded status and the net liability recognized by the Company:

                                                      DECEMBER 31, 1993
                                                      -----------------
MILLIONS                                           HEALTH CARE         LIFE
- - - --------------------------------------------------------------------------------
Accumulated postretirement
 benefit obligations:
  Retirees                                           $(115.0)         $(50.2)
  Fully eligible active plan participants               (2.0)           (0.1)
  Other active plan participants                       (26.4)           (7.4)
                                                     -------          ------
  Accumulated obligations                             (143.4)          (57.7)
Plan assets at fair value (principally
 common stocks, corporate bonds and
 U.S. government and agency bonds)                       9.7            54.7
                                                     -------          ------
Accumulated obligations in excess of plan assets      (133.7)           (3.0)
Unrecognized transition obligations (assets)           115.2            (2.5)
Unrecognized net loss                                    7.7             5.9
                                                     -------          ------
Net postretirement benefit asset (liability)         $ (10.8)         $  0.4
                                                     =======          ======


         The assumed health care cost trend rate used to estimate the cost of postretirement benefits was 10.5% for 1994. The health care cost trend rate is expected to decrease, with a 5.5% ultimate trend rate expected to be achieved by 1999. The effect of a 1% increase in the assumed health care cost trend rate for each future year is $0.6 million on the annual aggregate of the service and interest cost components of net periodic postretirement benefit costs and $8.9 million on the accumulated postretirement benefit obligations at December 31, 1993. Other assumptions used in postretirement benefit accounting are as follows:

                                                        DECEMBER 31, 1993
                                                        -----------------
                                                   HEALTH CARE          LIFE
- - - --------------------------------------------------------------------------------
Discount rates -- rates at which liabilities
  could be settled                                      7.5%             7.5%
Rate of increase in compensation levels                 not              5.0
                                                    applicable
Expected long-term rates of return,
  net of applicable tax, on plan assets                 5.7              9.5


         In December 1992, FERC issued a policy statement that generally provides, subject to individual pipeline proceedings, for current rate recovery of the accrued benefit costs resulting from implementation of Accounting Standard No. 106, including amortization of the transition obligation, provided that the Company makes payments to an irrevocable trust fund equaling the estimated costs included in rate recovery. Pending FERC approval for recovery of these costs, the Company's pipelines have deferred certain postretirement benefit costs.

         OTHER POSTEMPLOYMENT BENEFITS. Accounting Standard No. 112, "Employers' Accounting for Postemployment Benefits," will be implemented by the Company in the first quarter of 1994. This standard requires accruals for benefits provided by the Company to certain former or inactive employees. The Company expects to record an additional liability of approximately $11 million, net of related taxes, upon implementation of Accounting Standard No. 112. The Company's pipelines have received permission from FERC to defer such costs, pending future rate filings requesting recovery. The earnings impact of Accounting Standard No. 112 is not expected to be significant.

CONSOLIDATED QUARTERLY FINANCIAL DATA
PANHANDLE EASTERN CORPORATION AND SUBSIDIARIES

                                                                    QUARTERS ENDED
                                                    -------------------------------------------------
1993           MILLIONS, EXCEPT PER SHARE AMOUNTS   MARCH 31      JUNE 30       SEPT. 30      DEC. 31
- - - -----------------------------------------------------------------------------------------------------
INCOME         Operating revenues                   $612.6        $573.8        $447.5        $487.0
               Operating expenses                    425.6         459.6         341.5         454.3(1)
                                                    ------        ------        ------        ------
               Operating income                      187.0         114.2         106.0          32.7
               Other income and deductions             7.8          10.4           9.9          52.0(2)
               Interest expense                       77.6          69.5          65.6          56.6
                                                    ------        ------        ------        ------
               Income before income tax              117.2          55.1          50.3          28.1
               Income tax                             47.7          20.7          24.7(3)        9.5
                                                    ------        ------        ------        ------
               Net income                           $ 69.5        $ 34.4        $ 25.6(3)     $ 18.6(1,2)
                                                    ------        ------        ------        ------
COMMON         Average common shares outstanding     108.6         112.2(4)      119.3         119.7
SHARES         Earnings per common share            $ 0.64        $ 0.31        $ 0.21        $ 0.16
                                                    ======        ======        ======        ======

1992 (AS RESTATED)(5)
INCOME         Operating revenues                   $682.5        $486.1        $568.7(6)     $697.1
               Operating expenses                    492.5         393.3         394.4         541.7
                                                    ------        ------        ------        ------
               Operating income                      190.0          92.8         174.3         155.4
               Other income and deductions            (5.5)         (1.8)          0.3           1.8
               Interest expense                       76.7          75.9          61.5(6)       80.7
                                                    ------        ------        ------        ------
               Income before income tax              107.8          15.1         113.1          76.5
               Income tax                             47.2           3.5          41.2          33.5
                                                    ------        ------        ------        ------
               Net income                           $ 60.6        $ 11.6        $ 71.9(6)     $ 43.0
                                                    ------        ------        ------        ------
COMMON         Average common shares outstanding     108.2         108.2         108.2         108.2
SHARES         Earnings per common share            $ 0.56        $ 0.11        $ 0.66        $ 0.40
                                                    ======        ======        ======        ======

(1) Includes a $100 million charge ($60.2 million after tax) reflecting TETCO's proposed settlement of Order 636 implementation and other issues.
(2) Includes a benefit of $48.2 million ($28.7 million after tax) resulting from the sale of certain interests in Northern Border Partners, L.P.
(3) Includes a net tax provision of approximately $5 million, primarily reflecting approximately $9 million for the retroactive impact of the federal tax rate increase.
(4)    Reflects the issuance of 10 million shares of common stock in June
       1993.
(5) Restated to reflect implementation of Accounting Standard No. 109, "Accounting for Income Taxes."
(6) Includes benefits for the LNG project settlement of $88.6 million in operating revenues and $17.5 million in reduced interest expense ($57.7 million after tax).

SUMMARY OF SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
PANHANDLE EASTERN CORPORATION AND SUBSIDIARIES

                                                                             YEARS ENDED DECEMBER 31
                                                  --------------------------------------------------------------------------
                MILLIONS, EXCEPT PER SHARE AMOUNTS    1993             1992          1991           1990            1989(1)
- - - ----------------------------------------------------------------------------------------------------------------------------
INCOME          OPERATING REVENUES                $  2,120.9       $ 2,434.4(2)   $  2,459.4     $  2,993.6       $  2,538.9
                COSTS AND EXPENSES
                  Gas purchased                        527.7           712.0           903.8        1,390.8          1,210.5
                  Operating and maintenance            619.8(3)        551.3           538.7          635.3            508.8
                  Depreciation and
                    amortization                       227.2           237.0           251.3          274.1            203.3
                  Special charge -- LNG
                    facilities write-down                 --              --              --          310.0               --
                  Other costs and expenses             306.3           321.6           333.0          355.0            232.2
                                                  ----------      ----------     -----------    -----------       ----------
                OPERATING INCOME                       439.9           612.5           432.6           28.4            384.1
                INTEREST EXPENSE                       269.3           294.8(2)        336.0          357.5            362.9
                INCOME (LOSS) FROM
                 CONTINUING OPERATIONS                 148.1(3,4)      187.1(2)         85.8         (249.7)            69.5
                NET INCOME (LOSS)                 $    148.1(3,4)  $   187.1(2)   $     85.8     $   (285.5)(5)   $     29.2
                AVERAGE COMMON SHARES
                 OUTSTANDING                           115.0(6)        108.2            98.9(6)        88.9             71.9
                EARNINGS (LOSSES) PER
                 COMMON SHARE
                  Continuing operations           $     1.29       $    1.73      $     0.87     $    (2.81)      $     0.97
                  Total                                 1.29            1.73            0.87          (3.21)            0.41
                DIVIDENDS PER COMMON
                 SHARE                            $     0.80       $    0.80      $     0.80     $     1.40       $     2.00
                                                  ----------       ---------      ----------     ----------       ----------
BALANCE SHEET   PLANT, PROPERTY AND EQUIPMENT     $  7,076.2       $ 6,983.8      $  6,806.0     $  6,686.4       $  6,225.0
                Accumulated depreciation and
                  amortization                      (2,732.9)       (2,680.1)       (2,603.2)      (2,449.6)        (2,019.9)
                                                  ----------       ---------      ----------     ----------       ----------
                Net plant, property and
                  equipment                          4,343.3         4,303.7         4,202.8        4,236.8          4,205.1
                TOTAL ASSETS                      $  6,731.0       $ 6,946.1      $  6,756.3     $  7,055.4       $  6,265.6
                CAPITAL STRUCTURE
                  Long-term debt due within
                    one year                      $     62.5       $   191.5      $    224.7     $    258.0       $    216.2
                  Secured and other notes
                    payable                             18.4            39.5              --             --             71.3
                  Long-term debt                     1,922.5         2,478.6         2,251.6        2,470.1          2,785.6
                  Common stockholders'
                    equity                           1,665.6         1,370.5         1,266.5        1,070.5(5)       1,415.1
                                                  ----------       ---------      ----------     ----------       ----------
                TOTAL CAPITALIZATION                 3,669.0         4,080.1         3,742.8        3,798.6          4,488.2
                BOOK VALUE PER COMMON SHARE       $    13.88       $   12.65      $    11.71     $    11.79       $    16.21
                                                  ----------       ---------      ----------     ----------       ----------
CASH FLOWS      OPERATING CASH FLOW               $    706.5       $   103.7      $    322.0     $     (5.1)      $    678.7
                CAPITAL EXPENDITURES              $    298.7       $   263.2      $    236.7     $    400.3       $    311.2
                                                  ----------       ---------      ----------     ----------       ----------
OPERATING       NATURAL GAS PIPELINE
                 VOLUMES, BCF(7)
                  Market-area Transports               1,956           1,768           1,454          1,302              949
                  Sales                                  123             263             347            551              509
                                                  ----------       ---------      ----------     ----------       ----------
                  Total Market Area                    2,079           2,031           1,801          1,853            1,458
                  Supply-Area Transports                 307             347             329            329              331
                                                  ----------       ---------      ----------     ----------       ----------
                  Total Deliveries                     2,386           2,378           2,130          2,182            1,789
                                                  ==========       =========      ==========     ==========       ==========

(1)   Includes TEC's operating activity since April 27, 1989.
(2) Includes benefits for the LNG project settlement of $88.6 million in operating revenues and $17.5 million in reduced interest expense ($57.7 million after tax).
(3) Includes a $100 million charge ($60.2 million after tax) reflecting TETCO's proposed settlement of Order 636 implementation and other issues.
(4) Includes a benefit of $48.2 million ($28.7 million after tax) resulting from the sale of certain interests in Northern Border Partners, L.P.
(5) Includes a $60.7 million decrease for the cumulative effect of a change in accounting principle. See Notes 1 and 3 of the Notes to Consolidated Financial Statements.
(6) Includes the issuance of 10 million shares of common stock in June 1993 and 13.8 million shares in July 1991.
(7) Billion cubic feet at 14.73 pounds per square inch atmospheric pressure.

                        See the Notes to Consolidated Financial Statements for a discussion of material contingencies and Notes 1 and 3 for the restatement resulting from a change in accounting for income tax.

STOCKHOLDERS' INFORMATION


COMMON STOCK

                                               DIVIDENDS PAID
1993 QUARTERS    HIGH               LOW          PER SHARE
- - - --------------------------------------------------------------
First            $23 3/4          $16 3/4          $0.20
                 -------          -------          -----
Second            25               19 3/4           0.20
                 -------          -------          -----
Third             27 1/4           23               0.20
                 -------          -------          -----
Fourth            26               20 3/8           0.20
                 -------          -------          -----

1992 QUARTERS
First            $15 7/8          $13 1/2          $0.20
                 -------          -------          -----
Second            17 1/4           12 7/8           0.20
                 -------          -------          -----
Third             19 3/8           15 3/4           0.20
                 -------          -------          -----
Fourth            19 3/4           16 1/4           0.20
                 -------          -------          -----

         PEC common stock is listed for trading under the symbol PEL on the New York and Pacific Stock Exchanges.
         There were 30,489 stockholder accounts at December 31, 1993.
         See Page 35 for an explanation of the dividend policy and Note 10 of the Notes to Consolidated Financial Statements on Page 54 for a discussion of restrictions on dividends.

DEBT RATINGS

               MOODY'S          STANDARD           DUFF            FITCH
              INVESTORS            &                &            INVESTORS
               SERVICE           POOR'S           PHELPS          SERVICE
- - - --------------------------------------------------------------------------
TETCO            Baa2             BBB-             BBB              BBB
PEPL             Baa2             BBB-             BBB              BBB
TEC              Baa3             BB+              BBB              BBB


ANNUAL MEETING. Stockholders are cordially invited to attend the company's 65th
         Annual Meeting, 10 a.m. Wednesday, April 27, 1994, at the J.W. Marriott Hotel at the Houston Galleria, 5150 Westheimer, Houston, Texas.

DIVIDEND REINVESTMENT. The company has a Dividend Reinvestment Program that provides stockholders a convenient and economical method of purchasing additional shares of common stock through the reinvestment of cash dividends or through optional cash investments at market prices. Please contact Shareholder Services for further information.

SHAREHOLDER SERVICES. Stockholders who need assistance with their accounts should call 1-800-225-5838 or 713-627-4681. Written requests should be addressed to Shareholder Services, P.O. Box 1642, Houston, Texas 77251-1642.

REQUESTS FOR FORM 10-K, STATISTICAL REPORTS. The company will furnish to any stockholder, without charge, copies of the 1993 report on SEC Form 10-K and the 1993 Statistical Report. Please direct requests to Investor Relations.

INVESTOR RELATIONS. Securities analysts and investors who want information about the company should contact Bradley K. Porlier, Director, Investor Relations, at 713-627-4600 or 1-800-347-3636, or write to Investor Relations at P.O. Box 1642, Houston, Texas 77251-1642.

MEDIA RELATIONS. Inquiries from the news media should be directed to James W.
         Hart, Jr., Vice President, Public Affairs, at 713-627-4900.

TRANSFER AGENT AND REGISTRAR. Continental Stock Transfer & Trust Company, 2
         Broadway, 19th Floor, New York, New York 10004

                                                         APPENDIX TO EXHIBIT 13

             PANHANDLE EASTERN CORPORATION AND SUBSIDIARIES

               Descriptions of Graphics Contained Within
                Management's Discussion and Analysis of
             Financial Condition and Results of Operations

Located on page 31, a bar chart titled "Operating Income Before Special Items" depicts operating income before special items of $433 million, $524 million and $540 million for the years 1991, 1992 and 1993, respectively. The 1992 and 1993 bars are referenced to the following footnote: "Excludes nonrecuurring benefits of $89 million in 1992 and a special charge of $100 million in 1993." The following caption appears below the chart: "Natural gas transmission units' operating income in 1993 and 1992 helped the company achieve its financial goals."

Located on page 32, a pie chart titled "1993 Operating Revenues" is divided into three sections, representing transportation, sales and other operating revenues of $1,063 million, $860 million and $198 million, respectively.

Located directly below the 1993 Operating Revenues chart on page 32, another pie chart titled "1992 Operating Revenues" is divided into three sections, representing transportation, sales and other operating revenues of $781 million, $1,369 million and $284 million, respectively. The following caption appears below the charts: "Transportation and storage revenues have increased in the Order 636 environment."

Located on page 34, a bar chart titled "Capital Expenditures" depicts capital expenditures for the years 1991, 1992 and 1993 and for the 1994 budget. Each bar contains sections representing TETCO, Algonquin, PEPL, Trunkline and Other. The sections of the bars are proportioned, in the order previously described, as follows: $114 million, $72 million, $17 million, $30 million and $4 million (1991); $107 million, $90 million, $31 million, $32 million and $3 million (1992); $131 million, $68 million, $41 million, $52 million and $7 million (1993); and $197 million, $92 million, $72 million, $26 million and $38 million (1994 Budget), respectively. The following caption appears below the chart: "Capital expenditures have steadily increased, especially for customer-supported projects in the Northeast."

Located on page 35, a bar chart titled "Capitalization" depicts capitalization as of December 31, 1991, 1992 and 1993. Each bar contains two sections representing Debt and Equity as follows: $2,476 million and $1,267 million (1991); $2,710 million and $1,371 million (1992); and $2,003 million and $1,666 million (1993), respectively. The following caption appears below the chart: "Equity as a percentage of capitalization has risen to 45% at the end of 1993."

Located on page 36, a pie chart titled "1993 Operating Income by Business Group" is divided into five sections, depicting 1993 operating income by business group. TETCO's portion, representing 41% of operating income, is highlighted.

Located on page 37, a pie chart titled "1993 Operating Income by Business Group" is divided into five sections, depicting 1993 operating income by business group. Algonquin's portion, representing 13% of operating income, is highlighted.

Also located on page 37, a pie chart titled "1993 Operating Income by Business Group" is divided into five sections, depicting 1993 operating income by business group. PEPL's portion, representing 27% of operating income, is highlighted.

Located on page 38, a pie chart titled "1993 Operating Income by Business Group" is divided into five sections, depicting 1993 operating income by business group. Trunkline's portion, representing 12% of operating income, is highlighted.

Located on page 39, a bar chart titled "Interest Expense" depicts interest expense for the years 1991, 1992 and 1993. Each bar contains two sections, representing interest expense on Long-term debt and Other as follows: $281 million and $55 million (1991); $269 million and $26 million (1992); and $239 million and $30 million (1993), respectively. The following caption appears below the chart: "Reduced levels of debt and lower interest rates have resulted in strengthened financial position and decreased interest costs."