Form 10-K405, Exhibit 13
period 1995-12-31
PANHANDLE EASTERN CORP ET AL
filed 1996-03-28
CIK 351696

PANENERGY CORP AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information is provided to facilitate increased understanding of the 1995, 1994 and 1993 consolidated financial statements and accompanying notes of PanEnergy Corp (PEC), formerly Panhandle Eastern Corporation, and its subsidiaries (the Company). The discussion of the Company's "Operating Environment and Outlook" addresses key trends and future plans. Material period-to-period variances in the consolidated statement of income are discussed under "Results of Operations." The "Capital Resources, Liquidity and Financial Position" section analyzes cash flows and financial position. Throughout these discussions, management addresses items that are reasonably likely to materially affect future liquidity or earnings.

OPERATING ENVIRONMENT AND OUTLOOK
The changing environment resulting from the restructuring of the natural gas industry in the post-Order 636 environment has led to industry consolidations and created additional growth opportunities for the Company. One such opportunity was the Company's December 1994 merger with Associated Natural Gas Corporation, now PanEnergy Natural Gas Corporation (PanEnergy Natural Gas). Potential for growth was further assisted by the Federal Energy Regulatory Commission's (FERC's) announcement in 1994 that it would not exercise jurisdiction over natural gas gathering activities operated separately from natural gas pipeline activities. This decision allowed previously regulated providers of natural gas gathering, processing, storage and marketing services to be more competitive with service providers not regulated by FERC.
         The Company integrated the PanEnergy Natural Gas operations in 1995 and continued its growth strategy of expanding non-jurisdictional businesses, while also continuing to advance interstate natural gas pipeline market-expansion projects and providing new services to customers. The new PanEnergy Corp name reflects the broad range of energy services now provided by the Company.
         In the Energy Services segment, the Company continued to grow through acquisitions, expansions and joint ventures in 1995 and will continue this growth in 1996 and beyond. In late January 1996, the Company signed a non-binding letter of intent with certain Mobil Corporation (Mobil) affiliates to combine marketing operations of both companies into a new joint venture and for the Company to purchase Mobil's interests in certain gathering, processing and associated facilities for approximately $300 million.
         In 1995, the Field Services group, which gathers, aggregates, stores and processes natural gas and also markets natural gas liquids (NGLs), added significant processing and gathering facilities in Colorado, New Mexico, Texas and the Gulf of Mexico. In addition, mid-continent gathering facilities were transferred in 1995 from Natural Gas Transmission to the Field Services group. The Gas and Power Services group, the energy marketing and risk management services provider of Energy Services, expanded its activities through the acquisition of Continental Energy Marketing Company (Continental) of Calgary, Canada. In late 1995, the Company combined its natural gas and electric power marketing activities to further capitalize on future opportunities for meeting the complete energy needs of customers.

[BAR CHART]

         Commensurate with this growth, Energy Services generated 69% of the Company's consolidated revenues in 1995 as compared with 63% in 1994. This segment should continue to contribute the majority of the Company's revenues as it expands in the future.
         In the Natural Gas Transmission segment, which consists of Texas Eastern Transmission Corporation (TETCO), Algonquin Gas Transmission Company (Algonquin), Panhandle Eastern Pipe Line Company (PEPL) and Trunkline Gas Company (Trunkline), traditional pipeline sales services ceased in 1994 and all services are now offered on an unbundled basis. Additionally, Order 636 requires use of the straight fixed-variable rate design which makes earnings less sensitive to throughput changes. The new rate design has caused the percentage of throughput related to firm transportation contracts for the Natural Gas Transmission segment to rise from 64% in 1993 to 88% in 1995. The Company's pipelines have not experienced any significant reductions in firm capacity sold; however, they continue to offer selective discounting to maximize revenues from existing capacity.

[BAR CHART]

         The Natural Gas Transmission companies continue to advance selective projects that provide expanded services to meet the specific needs of customers in the current unbundled environment. These projects include WinterNet and EnergyPlus, designed to meet the winter-seasonal and peak-demand service requirements of customers in the Northeast, Mid-Atlantic and Southeast markets.
         As the new environment has evolved, industry participants have indicated a desire for greater standardization of pipeline tariffs. The Company, responding to these concerns, filed with FERC in 1995 to increase the level of standardization of the Company's four interstate pipelines' gas tariffs to enhance the nationwide transportation of natural gas. PEPL and Trunkline have begun to combine operations to provide standard operating practices and services to customers. This consolidation will contribute to an approximate 7% reduction in the Company's work force. The related cost of termination benefits, to be recognized in the first quarter 1996, are expected to be substantially offset by resulting savings throughout the remainder of 1996.
         The Company plans to continue to pursue strategic opportunities that emerge in the U.S. and internationally via additional joint ventures, expansion projects and acquisitions in both the Natural Gas Transmission and the Energy Services segments.

RESULTS OF OPERATIONS
The Company reported 1995 consolidated net income of $303.6 million, or $2.03 per share on 149.7 million average common shares outstanding. This compares with consolidated net income in 1994 of $225.2 million, or $1.51 per share on
148.7 million shares, and $171.6 million, or $1.21 per share on 142.4 million shares, in 1993.
         The continued strong performance of the Natural Gas Transmission segment and the successful integration of the PanEnergy Natural Gas operations into the growing Energy Services segment helped the Company achieve a 35% increase in net income in 1995 as compared to 1994.

OPERATING INCOME ANALYSIS

CONSOLIDATED OPERATING INCOME BY SEGMENT

MILLIONS                                 1995        1994       1993
-------------------------------------------------------------------------
Natural Gas Transmission
    TETCO                                $294.1      $264.7     $181.9(1)
    Algonquin                              73.3        65.9       56.0
    PEPL                                  143.9       151.1      124.8
    Trunkline                              45.6        47.7       53.3
                                        ---------------------------------
    Total                                 556.9       529.4      416.0
                                        ---------------------------------
Energy Services
    Field Services                         80.6        49.2       57.9
    Gas and Power Services                 16.7        16.6       12.3
    Crude Oil                               8.8         9.0        3.0
                                        ---------------------------------
    Total                                 106.1        74.8       73.2
                                        ---------------------------------
Parent, Other and Eliminations              5.7       (18.9)(2)    2.6
                                        ---------------------------------
Consolidated Operating Income            $668.7      $585.3     $491.8
=========================================================================

(1) Includes a $100 million charge reflecting TETCO's settlement of Order 636 implementation and other issues.
(2)      Includes nonrecurring merger costs of $16.2 million.

         The rate of inflation in the United States has been relatively low in 1995 and recent years, and has not had a material impact on the Company. Under the ratemaking process applicable to regulated portions of the Company's business, recovery of plant costs through depreciation and the allowed return on plant investment is limited to historical cost, which is significantly less than current replacement cost.

NATURAL GAS TRANSMISSION
Operating income from the Natural Gas Transmission segment totaled $556.9 million in 1995, representing a $27.5 million increase from 1994 operating income, which was $113.4 million higher than 1993 results.
         This segment's revenues continued to decline due to the elimination of merchant services during 1994. The resulting $177.9 million decrease in gross sales revenue in 1995 as compared with 1994 was offset by a related reduction in the cost of natural gas sold. Increases in transportation revenue have resulted from expanded services and the recovery of eligible costs resulting from the implementation of FERC Order 636 (transition costs).
         TETCO, Algonquin, PEPL and Trunkline are subject to the accounting requirements of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." Accordingly, certain costs have been deferred as regulatory assets for amounts recoverable from customers, including costs related to environmental matters, Order 636 transition, take-or-pay contracts, certain employee benefits and early retirement of debt.

TEXAS EASTERN TRANSMISSION CORPORATION

MILLIONS                                 1995        1994       1993
-----------------------------------------------------------------------
Transportation Revenue                   $774.2      $719.2     $574.3
                                       --------------------------------
Sales Revenue                                 -           -      225.8
Gas Purchased                                 -           -       96.2
                                       --------------------------------
    Net Sales Revenue                         -           -      129.6
Storage and Other Revenue                 100.2       107.5      105.5
                                       --------------------------------
TOTAL NET REVENUES                        874.4       826.7      809.4
Operating Expenses                        436.4       420.9      486.7
Depreciation and Amortization             143.9       141.1      140.8
                                       --------------------------------
OPERATING INCOME                         $294.1      $264.7     $181.9
-----------------------------------------------------------------------
VOLUMES (Bcf)*
Transports                                1,192       1,155      1,045
Sales                                         -           -         33
                                       --------------------------------
Total Deliveries                          1,192       1,155      1,078
=======================================================================

*Billion cubic feet

         Operating income for TETCO increased $29.4 million in 1995 as compared with 1994. Transportation revenue increased $55 million, or 8%, reflecting new expansion projects, including ITP (Integrated Transportation Program), FTS-7 and FTS-8, which were placed in service in late 1994. Also contributing to the increase were $43 million of higher transition costs recoveries, partially offset by $16 million of lower PCB (polychlorinated biphenyl) cost recoveries. These higher net cost recoveries of $27 million were offset by a corresponding increase in operating expenses. Operating expenses in 1995 also included a $40 million charge for higher transition cost estimates, as well as a $33 million reduction for lower-than-projected PCB cleanup costs incurred. Operating expenses, excluding transition and PCB costs, declined primarily due to a $5 million charge to income in 1994 related to the Edison, New Jersey pipeline rupture and cost-management initiatives in 1995.
         Operating income increased $82.8 million in 1994 as compared with 1993. Operating income in 1993 included a charge of $100 million for the FERC-approved settlement that resolved issues related primarily to Order 636 transition costs and bundled merchant services. The $17.3 million increase in net revenues in 1994 compared with 1993 was primarily attributable to transition cost recoveries, partially offset by a reduction in interruptible transportation revenues. These transition cost recoveries were offset by related increases in expenses in 1994.

ALGONQUIN GAS TRANSMISSION COMPANY

MILLIONS                                 1995        1994        1993
------------------------------------------------------------------------
Transportation Revenue                   $144.7      $132.0      $109.9
                                       ---------------------------------
Sales Revenue                                 -           -        59.6
Gas Purchased                                 -           -        46.8
                                       ---------------------------------
    Net Sales Revenue                         -           -        12.8
Storage and Other Revenue                   7.4        12.4        13.0
                                       ---------------------------------
TOTAL NET REVENUES                        152.1       144.4       135.7
Operating Expenses                         51.3        54.5        56.9
Depreciation and Amortization              27.5        24.0        22.8
                                       ---------------------------------
OPERATING INCOME                         $ 73.3      $ 65.9      $ 56.0
------------------------------------------------------------------------
VOLUMES (Bcf)
Transports                                  322         279         236
Sales                                         -           -           2
                                       ---------------------------------
Total Deliveries                            322         279         238
========================================================================

         Algonquin's operating income increased $7.4 million in 1995 compared with 1994. Expansion projects, including ITP, as well as expanded services to local distribution companies and an electric power generator contributed approximately $9 million of additional income in 1995. This increase was partially offset by lower income from resolutions of regulatory issues which totaled $4 million in 1995, versus $8 million in 1994.
         Algonquin's 1994 operating income rose $9.9 million from 1993. This increase reflected an $8.7 million rise in net revenues including $8 million related to the settlement of a prior-year rate case and certain other regulatory issues. Net revenues generated from new incremental projects more than offset revenue declines related to restructured services.

PANHANDLE EASTERN PIPE LINE COMPANY

Millions                                 1995        1994        1993
------------------------------------------------------------------------
Transportation Revenue                   $304.8      $315.3      $276.8
                                       ---------------------------------
Sales Revenue                                 -           -        98.7
Gas Purchased                                 -           -        42.7
                                       ---------------------------------
    Net Sales Revenue                         -           -        56.0
Storage and Other Revenue                  66.9        72.4        54.8
                                       ---------------------------------
TOTAL NET REVENUES                        371.7       387.7       387.6
Operating Expenses                        193.1       206.5       228.9
Depreciation and Amortization              34.7        30.1        33.9
                                       ---------------------------------
OPERATING INCOME                         $143.9      $151.1      $124.8
------------------------------------------------------------------------
VOLUMES (Bcf)
Transports                                  659         620         581
Sales                                         -           -          22
                                       ---------------------------------
Total Deliveries                            659         620         603
========================================================================

         PEPL's operating income decreased $7.2 million in 1995 as compared with 1994. The comparison for the year includes the effects of $20.4 million of income recorded in 1995 for the resolution of certain regulatory matters, offset by $34.5 million recorded in 1994 for similar resolutions. The sale of gathering assets to an affiliated Field Services subsidiary in August 1995 resulted in lower revenues and expenses of approximately $11.4 million and $10.2 million, respectively, as compared with 1994. Excluding the impact of these items, PEPL's revenues from its core business were stable and earnings improved due to lower operating expenses. Depreciation and amortization increased due to a 1994 rate reduction amounting to $2.9 million and depreciation on market-expansion projects.
         PEPL's 1994 operating income increased $26.3 million over 1993, reflecting increased firm transportation contracts (including several new long-term contracts), the partial resolution of several prior-year regulatory and gas supply issues, as well as reduced expenses. These improvements were partially offset by the impact of the elimination of seasonal rates effective May 1, 1993. Contributing to the transportation revenue increase in 1994 was $21.1 million related to the partial resolution of two prior-year regulatory proceedings. Operating expenses decreased primarily as a result of cost-containment efforts and the 1994 reversal of $13.4 million of provisions established for regulatory and gas supply matters that were partially resolved.

TRUNKLINE GAS COMPANY

Millions                                 1995        1994        1993
------------------------------------------------------------------------
Transportation Revenue                   $151.2      $166.2      $138.7
                                       ---------------------------------
Sales Revenue                                 -       177.9       293.4
Gas Purchased                                 -       177.9       238.6
                                       ---------------------------------
    Net Sales Revenue                         -           -        54.8
Storage and Other Revenue                   8.9         9.9        10.0
                                       ---------------------------------
TOTAL NET REVENUES                        160.1       176.1       203.5
Operating Expenses                         92.1       106.8       128.5
Depreciation and Amortization              22.4        21.6        21.7
                                       ---------------------------------
OPERATING INCOME                         $ 45.6      $ 47.7      $ 53.3
------------------------------------------------------------------------
VOLUMES (Bcf)
Transports                                  499         531         536
Sales*                                        -           -          66
                                       ---------------------------------
Total Deliveries                            499         531         602
========================================================================

*Excludes 89 Bcf and 41 Bcf for 1994 and 1993, respectively, which are reported as transports.

         Operating income for Trunkline decreased $2.1 million in 1995 as compared with 1994, primarily resulting from $4 million of revenues recorded in 1994 related to a contract settlement. Decreased transportation revenue, due to lower volumes attributable to warmer weather during the first half of 1995, was offset by lower operating costs. Sales revenue and associated gas purchased costs declined $177.9 million as a result of the elimination of Trunkline's merchant function in late 1994.
         Operating income decreased $5.6 million in 1994 as compared with 1993, primarily due to reduced interruptible transportation revenue and volumes in the supply area. Trunkline's sales revenue diminished as a result of the expiration of its unbundled sales contracts on October 31, 1994, as well as a $15.5 million rate settlement benefit recognized in 1993. The effect of the rate settlement was partially offset by a $13 million charge related to a fixed-price gas sales contract which expired in 1994. During 1993, the Company purchased natural gas futures, options and swaps to mitigate the financial impacts of its unbundled sales contracts.

ENERGY SERVICES
Operating income for the Energy Services segment in 1995 was $106.1 million, a 42% increase over 1994 income of $74.8 million. Operating income in 1995 represented 16% of the Company's consolidated operating income, as compared with 13% in 1994.

[BAR CHART]

         In addition to providing gathering, processing and storage services, this segment also markets natural gas and petroleum products and began marketing electric power and providing various services to the electric power industry in 1995. Marketing of natural gas and petroleum products generates significant revenue.
         RISK MANAGEMENT. The Company uses financial instruments to reduce its exposure to market fluctuations in the price and transportation costs of natural gas and petroleum products. The Company's market exposure arises from inventory balances and fixed-price purchase and sale commitments that extend for periods of up to 10 years which are entered into to support the Company's operating activities. The weighted average life of the Company's price risk portfolio was four months at December 31, 1995. The Company's general strategy is to hedge price and location risk with futures, swaps and options; however, net open positions in terms of price, volume and specified delivery point do occur. In addition to hedging activities, the Company also engages in trading of such instruments. During 1995 and 1994, the Company recognized gains of $10.5 million and $0.7 million, respectively, from risk management activities. The Company manages open positions with strict policies which limit its exposure to market risk and require reporting potential financial exposure to management on a daily basis. These policies include risk tolerance limits using statistically-weighted price movements to calculate a daily earnings at risk (DEAR) as well as a total value at risk
(VAR) measurement.
         New York Mercantile Exchange (Exchange) traded futures and option contracts are guaranteed by the Exchange and have nominal credit risk. On all other transactions, the Company is exposed to credit risk in the event of nonperformance by the counterparties. For each counterparty, the Company analyzes their financial condition prior to entering into an agreement, establishes credit limits and monitors the appropriateness of these limits on an ongoing basis. See Note 6 of the Notes to Consolidated Financial Statements.

FIELD SERVICES

Millions                                 1995        1994        1993
------------------------------------------------------------------------
Revenue                                  $804.6      $730.1      $574.2
Products Purchased                        598.6       551.5       407.6
                                       ---------------------------------
    NET REVENUE                           206.0       178.6       166.6
Operating Expenses                         88.1       101.2        87.4
Depreciation and Amortization              37.3        28.2        21.3
                                       ---------------------------------
OPERATING INCOME                         $ 80.6      $ 49.2      $ 57.9
------------------------------------------------------------------------
VOLUMES
Natural Gas Gathered/
    Processed (Bcf/d)(1)                    1.9         1.6         1.4
NGL Production (MBbl/d)(2)                 54.8        49.4        42.0
========================================================================

(1) Billion cubic feet per day
(2) Thousand barrels per day

         Field Services' operating income increased $31.4 million, or 64%, for 1995 as compared with 1994. Net revenues increased $27.4 million, or 15%, resulting from higher natural gas processing margins, gathering volumes and liquids production. Gas processing margins improved due to lower replacement gas prices, which declined approximately 21% in 1995. NGL average prices were up 9% in 1995 which also contributed to higher margins. Gas volumes gathered and processed increased 19% due to acquisitions and additional well connections. NGL production increased 11%, primarily resulting from acquisitions and higher efficiencies at the National Helium Corporation (National Helium) plant. Operating expenses were more than $13 million lower in 1995, primarily benefitting from cost-saving efficiencies from merging certain field operations in late 1994 and early 1995.
         Operating income for Field Services was down $8.7 million in 1994 from 1993. Higher net revenues from increased volumes were offset by higher depreciation and operating expenses resulting from acquisitions. The rise in volumes related to a 14% growth in natural gas gathered and processed and higher NGL production. NGL production in 1994 included a full year of operations at the Oklahoma Hillsboro plant as well as increases at the National Helium plant and the Weld County, Colorado facility. These increases were partially offset by lower NGL prices in 1994 as compared with 1993.

GAS AND POWER SERVICES

MILLIONS                                 1995        1994        1993
------------------------------------------------------------------------
Revenue                                $1,876.5    $1,644.3    $1,323.0
Gas Purchased                           1,827.3     1,606.4     1,294.7
                                       ---------------------------------
  NET REVENUE                              49.2        37.9        28.3
Operating Expenses                         30.1        18.3        13.4
Depreciation and Amortization               2.4         3.0         2.6
                                       ---------------------------------
OPERATING INCOME                       $   16.7    $   16.6    $   12.3
------------------------------------------------------------------------
Natural Gas Marketed (Bcf/d)                3.5         2.7         2.1
Gas Unit Margin ($/Mcf)*                   .039        .037        .037
========================================================================

* Dollars per thousand cubic feet

         Gas and Power Services' operating income was $16.7 million in 1995 versus $16.6 million in 1994. Net revenues increased $11.3 million as a result of a 30% increase in marketed volumes, partly resulting from the Continental acquisition. Including risk management gains, overall gas unit margins improved slightly to $0.039 per Mcf from $0.037 per Mcf in 1994. The net revenue increase was offset by higher operating expenses attributable to expanded operations, including start-up costs for the electric power marketing area in 1995.
         Operating income increased $4.3 million in 1994 from 1993 as volumes aggregated and marketed rose 29%. The growth in volumes was attributable to increased activity in the Midwest, as well as the expansion of certain acquired operations in the western United States and Canada.

CRUDE OIL

MILLIONS                                 1995        1994        1993
------------------------------------------------------------------------
Revenue                                  $978.8      $580.3      $555.4
Products Purchased                        953.8       560.1       545.4
                                       ---------------------------------
  NET REVENUE                              25.0        20.2        10.0
Operating Expenses                         13.2         9.1         6.2
Depreciation and Amortization               3.0         2.1         0.8
                                       ---------------------------------
OPERATING INCOME                         $  8.8      $  9.0      $  3.0
------------------------------------------------------------------------
Crude Oil Pipeline
 Volumes (MBbl/d)                          76.2        52.0        32.5
NGL Pipeline
 Volumes (MBbl/d)                          16.5        16.0         2.8
========================================================================

         Crude Oil's operating income decreased slightly to $8.8 million for 1995. Higher crude oil trading and pipeline volumes contributed to a $398.5 million increase in gross revenues and a $4.8 million, or 24%, increase in net revenues, which was offset by higher expenses.

         Operating income increased $6 million in 1994 from 1993 as a result of higher crude oil unit margins and pipeline volumes in 1994. NGL pipeline volumes increased to 16 MBbl/d from 2.8 MBbl/d in 1993 primarily due to the acquisition of Dean Pipeline, an NGL transportation system in South Texas, in November 1993. The higher net revenues in 1994 were partially offset by higher expenses.

PARENT, OTHER AND ELIMINATIONS
         LNG PROJECT. Operating income for the LNG Project increased $12 million comparing 1995 with 1994. A $10.4 million provision reversal recorded in 1995 and higher liquefied natural gas (LNG) tanker charter revenues contributed to the increase. Both of the LNG tankers are under charters that extend through the first quarter 1996.
         Operating income for the LNG Project decreased $6.6 million in 1994 compared to 1993. This decrease was primarily the result of lower LNG tanker charter revenues.
         OTHER. Operating income in 1995 for other activities improved from 1994 due to the $16.2 million non-recurring charge recorded in 1994 for the PanEnergy Natural Gas merger, partially offset by higher expenses in 1995 for PanEnergy Information Services. Included in the amounts discussed above are intercompany transactions that do not impact consolidated operating income.

         OTHER INCOME AND DEDUCTIONS. The increase of $27.9 million in net other income and deductions in 1995 compared with 1994 was primarily the result of higher gains on sales of assets and increased earnings from investments in affiliates in 1995. Net other income and deductions decreased $34.9 million in 1994 as compared with 1993 primarily from a gain on the sale of certain assets recorded in 1993.
         A summary of equity in earnings of unconsolidated affiliates follows:

                                             YEARS ENDED DECEMBER 31
Millions                                  1995        1994        1993
------------------------------------------------------------------------
National Methanol Company                 $22.5       $26.2       $ 3.3
Midland Cogeneration Venture               11.6         2.8        (1.6)
Northern Border Partners, L.P.              7.2         4.5        13.9
TEPPCO Partners, L.P.                       6.4         3.6         0.8
Other affiliates                            2.9         3.8        (0.3)
                                       ---------------------------------
  Total                                   $50.6       $40.9       $16.1
========================================================================

         The increase in earnings from investments in affiliates in 1995 was primarily attributable to an $8.8 million increase in earnings from Midland Cogeneration Venture resulting from higher revenue from increased capacity availability and lower fuel costs. Equity in earnings from National Methanol Company (National Methanol) decreased $3.7 million reflecting lower average methanol margins, partially offset by a full year's sales of MTBE (methyl tertiary butyl ether) in 1995, versus four months' sales in 1994. Methanol margins, which increased throughout 1994 and the first quarter of 1995, declined during the remainder of 1995, with fourth quarter 1995 margins 29% lower than the fourth quarter of 1994.
         The improvement in net other income and deductions in 1995 also includes an $8.1 million gain resulting from the sale of the Company's investment in Seagull Shoreline System in the third quarter 1995, as well as the 1994 write-off of $3.8 million of costs related to the Liberty Pipeline Project.
         The decrease of $34.9 million in net other income in 1994 compared with 1993 was primarily the result of a $48.2 million gain on the sale of a partial interest in Northern Border Partners, L.P. (Northern Border) in 1993 and resulting lower equity in earnings from Northern Border in 1994. In addition, 1994 results include the write-off of costs expended on the Liberty Pipeline Project. Partially offsetting the declines were $23 million in higher earnings from National Methanol, reflecting higher methanol margins during 1994.
         INTEREST EXPENSE. Interest expense in 1995 decreased slightly compared with 1994 primarily as a result of lower interest on rate refunds, partially offset by higher average debt balances outstanding in 1995.

[BAR CHART]

         Consolidated interest expense decreased $37.5 million in 1994 compared with 1993. This reduction reflected the effects of lower interest rates and reduced average debt balances outstanding between 1994 and 1993. Proceeds from the sale of assets and common stock were used for the early retirement of four issues of relatively high-interest debt in the last nine months of 1993.
         INCOME TAX. The effective tax rates for 1995, 1994 and 1993 differed from the statutory federal income tax rates primarily because of the effect of state income taxes.

CAPITAL RESOURCES, LIQUIDITY AND FINANCIAL POSITION

OPERATING CASH FLOW

                                            YEARS ENDED DECEMBER 31
MILLIONS                                  1995        1994       1993
------------------------------------------------------------------------
Net Cash Flows Provided by
  Operating Activities                   $573.1      $448.0     $769.5
------------------------------------------------------------------------

         Operating cash flows increased $125.1 million from 1994 to 1995. This increase primarily reflects higher 1995 earnings as well as lower cash requirements for transition cost payments in excess of recoveries. Increases in accounts receivable, related to higher levels of gas marketing activities, were mostly offset by corresponding increases in accounts payable.
         Operating cash flows decreased $321.5 million from 1993 to 1994. This decrease reflected the 1993 sales of inventory and $173.5 million of LNG project settlement receivables, along with net cash outflows in 1994 related to transition cost payments and recoveries. These decreases were partially offset by lower interest costs in 1994.
         ORDER 636 TRANSITION COSTS. With implementation of Order 636 and the elimination of pipeline merchant services, the Company's interstate natural gas pipelines are incurring certain costs related to the transition, primarily TETCO's gas purchase contract commitments. At December 31, 1995, TETCO's gross commitments under gas purchase contracts that do not contain market-sensitive pricing provisions were approximately $160 million, $115 million, $60 million and $25 million for the years 1996 through 1999, respectively, with no significant amounts thereafter. These estimates reflect significant assumptions regarding deliverability and natural gas prices.
         On August 1, 1994, TETCO implemented a FERC-approved settlement that resolved regulatory issues related primarily to Order 636 transition costs and a number of other issues related to services prior to Order 636. In 1994, TETCO refunded $84 million to customers pursuant to the settlement. TETCO's final and nonappealable settlement provides for the recovery of certain transition costs through volumetric and reservation charges through 2002 and beyond, if necessary. Pursuant to the settlement, TETCO will absorb a certain portion of the transition costs, the amount of which continues to be subject to change dependent upon natural gas prices and deliverability levels. In 1993, the Company established an additional provision of $100 million ($60.2 million after tax) to reflect the impact of the settlement. In the fourth quarter 1995, based upon producers' discoveries of additional natural gas reserves, TETCO increased its estimated liabilities for transition costs by $125.8 million. Under the terms of the existing settlement, regulatory assets were increased by $85.8 million and TETCO recognized a $40 million charge to operating expenses ($26 million after tax). PEPL's transition cost recoveries, which are subject to certain challenges pending before FERC, will occur through 1998.
         At December 31, 1995 and 1994, the Company's interstate pipelines had recorded approximately $70 million and $310 million (1995), and $35 million and $300 million (1994) of current and long-term regulatory assets, respectively, representing transition costs incurred or estimated to be incurred that will be recovered. At December 31, 1995 and 1994, the Company had recorded estimated current and long-term liabilities related to Order 636 transition costs of approximately $125 million and $165 million (1995), and $125 million and $105 million (1994), respectively.
         During the next two years, above-market gas purchase contract payments by TETCO are expected to exceed transition cost collections from customers. Net cash receipts related to transition costs are expected to occur in periods thereafter. Cash requirements related to transition costs will be funded by cash from operations and/or available credit facilities.
         The Company believes the exposure associated with gas purchase contract commitments and the termination of the Company's pipeline merchant services is substantially mitigated by transition cost recoveries pursuant to TETCO's settlement, Order 636 and other mechanisms.
         ENVIRONMENTAL MATTERS. TETCO is currently conducting PCB assessment and cleanup programs at certain of its compressor station sites under conditions stipulated by a U.S. Consent Decree and agreements reached with certain states. Cleanup work provided for by the Consent Decree and state agency agreements is expected to continue until 1998. Groundwater monitoring activities will continue beyond 1998. These programs are not expected to interrupt or diminish TETCO's operational ability to deliver natural gas to customers.
         At December 31, 1995 and 1994, TETCO had current and long-term liabilities recorded of $44.9 million and $168.3 million (1995) and $56.4 million and $289.1 million (1994), respectively, for remaining estimated cleanup costs. These cost estimates represent gross cleanup costs expected to be incurred by TETCO, have not been discounted or reduced by customer recoveries and do not include fines, penalties or third-party claims. Estimated liabilities for remaining PCB cleanup costs were reduced by $77.6 million in the fourth quarter 1995 as a result of lower-than-projected cleanup costs incurred on completed sites. TETCO is recovering 57.5% of cleanup costs in rates pursuant to a stipulation and agreement approved by FERC in 1992. As a result of the reduction in estimated cleanup costs, the related regulatory assets were reduced $44.6 million. TETCO's share of the cleanup estimate was lowered which resulted in a $33 million decrease to operating expenses ($21.5 million after tax). At December 31, 1995 and 1994, TETCO had current and long-term regulatory assets recorded of $17 million and $101.7 million (1995) and $18.6 million and $177.1 million (1994), respectively, representing costs to be recovered from customers.
         In addition, the Company has identified environmental contamination at up to 53 sites on the PEPL and Trunkline systems and is undertaking cleanup programs at these sites. The contamination resulted from the past use of lubricants containing PCBs and the prior use of wastewater collection facilities and other on-site disposal areas. Soil and sediment testing, to date, has detected no significant off-site contamination. The Company has communicated with the Environmental Protection Agency and appropriate state regulatory agencies on these matters. In August 1995, Trunkline entered into a consent order under a cleanup program with the Tennessee Department of Environment and Conservation for the cleanup of its Tennessee facility. Cleanups in other states by PEPL and Trunkline are also proceeding. The environmental cleanup programs are expected to continue until 2002.
         At December 31, 1995 and 1994, the Company had undiscounted liabilities recorded of $68.9 million and $70 million, respectively, relating to PEPL and Trunkline PCB, wastewater and disposal area cleanup programs and had regulatory assets recorded of $79.2 million and $82.4 million, respectively, representing costs to be recovered from customers.
         The Company believes it will be able to fund the TETCO, PEPL and Trunkline PCB and other cleanup costs from recoveries from customers and other cash flows.
         LITIGATION. In connection with a rupture and fire that occurred on TETCO's 36-inch natural gas pipeline on March 23, 1994 in Edison, New Jersey, claims have been made and numerous lawsuits have been filed in the Superior Court of New Jersey, Middlesex County against TETCO and other private and governmental entities by or on behalf of hundreds of individuals and general businesses. These claimants seek compensatory damages for personal injuries and/or property losses, as well as punitive damages. The property insurers of an apartment complex adjacent to the asphalt plant where the rupture occurred also have filed suits against TETCO and other defendants in Superior Court seeking to recover amounts paid under pertinent policies of insurance. Quality Materials, Inc., the owner of the asphalt plant, has filed suit in the U.S. District Court for the District of New Jersey against TETCO seeking to recover unspecified property damages, lost income and punitive damages. TETCO has filed a counterclaim against Quality Materials, Inc.
         The findings of an investigation of the incident by the Company and the National Transportation Safety Board (NTSB) indicate third-party damage to be the cause of the rupture. Additionally, an NTSB report found that TETCO's pipeline operations met or exceeded federal safety regulations. The Company recorded a $5 million after-tax charge in 1994 for costs related to this incident that are not recoverable under the Company's insurance policies.
         On August 30, 1995, two plaintiffs filed a lawsuit with class action allegations in the 58th Judicial District Court, Jefferson County, Texas, against PEC, Texas Eastern Corporation (TEC) and TETCO, among other defendants. Plaintiffs seek recovery of compensatory and punitive damages, in unspecified amounts, for personal injuries and property damage resulting from alleged exposure to PCBs.
         Additionally, TETCO, as well as certain other PEC subsidiaries in some of the cases, are defendants in several other private plaintiff suits in various courts. These suits seek relief for actual and punitive damages that allegedly resulted from the release of PCBs and other hazardous substances in violation of federal and state laws. The Company is defending itself vigorously in all the above suits.
         OTHER MATTERS. The U.S. Department of the Interior announced its intention to seek additional royalties from gas producers as a result of payments received by such producers in connection with past take-or-pay settlements, and buyouts and buydowns of gas sales contracts with natural gas pipelines. The Company's pipelines, with respect to certain producer contract settlements, may be contractually required to reimburse or, in some instances, to indemnify producers against such royalty claims. The potential liability of the producers to the government and of the pipelines to the producers involves complex issues of law and fact which are likely to take a substantial period of time to resolve. If the Company's pipelines ultimately have to reimburse or indemnify the producers, the Company's pipelines will file with FERC to recover a portion of these costs from pipeline customers.
         The Company expects to generate sufficient future taxable income from operations to fully utilize deferred tax assets, net of valuation allowance, including full utilization of the investment tax credit (ITC) carryforward in 1996. However, if needed, the Company could implement tax-planning strategies to accelerate approximately $140 million of taxable income prior to expiration of the ITC. The statutory expiration of the ITC accumulated as of December 31, 1995 is as follows: 1997 - $8.9 million; 1998 - $5.9 million; thereafter - $9.7 million.
         The carrying value of LNG project assets is expected to be recovered through estimated future cash flows. Current estimates of future cash flows are based on significant business relationships and assumptions of future natural gas prices, supply availability and demand for LNG, which are subject to change.
         The Company believes the regulatory, environmental and legal issues discussed above will not have a material adverse effect on the Company's consolidated results of operations, financial position or liquidity.

INVESTING CASH FLOW

                                             YEARS ENDED DECEMBER 31
MILLIONS                                   1995        1994       1993
------------------------------------------------------------------------
Net Cash Flows Used in
  Investing Activities                   $419.7      $584.0     $156.1
------------------------------------------------------------------------

         Cash flows used in investing activities decreased in 1995 by $164.3 million as compared with 1994 primarily resulting from $122.2 million of lower capital expenditures in 1995 and decreased tax payments for past asset sales.
         Compared with 1994, net cash used by investing activities was significantly lower in 1993 as a result of $196.9 million of lower capital and investment expenditures in 1993, approximately $147 million of cash proceeds received in 1993 from the sale of a partial interest in Northern Border and $40 million from the sale of the Wattenberg system.
         CAPITAL AND INVESTMENT EXPENDITURES - 1995. Capital and investment expenditures totaled $442.3 million in 1995, compared with $563.7 million for 1994. Market-expansion projects represented approximately 60% of 1995 total expenditures. Expenditures in 1995 included the acquisition of a natural gas gathering and processing system in central Colorado for approximately $60 million. Expenditures in 1994 included the purchase of certain intrastate natural gas pipeline, storage and processing facilities in south Texas for more than $100 million.

[BAR CHART]

         CAPITAL AND INVESTMENT EXPENDITURES - 1996 AND BEYOND. The Company currently expects to invest approximately $400 million in 1996 capital and investment expenditures, with approximately 60% for Natural Gas Transmission and 30% for Energy Services, with the remainder budgeted for international and other development projects. The Company's 1996 base expenditure plans include approximately $200 million for market-expansion projects by the Natural Gas Transmission and Energy Services segments. Projects are also planned which would expand the Company's international business, including a proposed joint pipeline project along with several partners to access natural gas reserves located near offshore Nova Scotia. This project, the Maritimes and Northeast Pipeline Project, is planned to be in full operation in 1999. The Company, along with five other international energy companies, is also participating in the development of an integrated gas and power project to be located near Aguaytia, Peru.
         Expenditures related to the proposed transactions with Mobil announced in January 1996 are not included in the aforementioned budgeted expenditures and percentages.
         The Company has submitted plans to the appropriate state and/or federal agencies in order to fully comply with the Clean Air Act Amendments of 1990 (the Amendments). While regulatory review of these plans is currently underway, the Company estimates that remaining capital expenditures necessary to comply with the requirements of the Amendments and associated regulations total approximately $20 million. Management believes any expenditures necessary will be eligible for recovery in rates.
         The Company formed a joint venture in 1994 with a subsidiary of Western Gas Resources, Inc. that will provide gathering, processing and marketing services for natural gas producers. Each partner will contribute to the venture certain pipeline and gas processing facilities within Oklahoma. FERC approved the transfer in 1995, subject to certain conditions of which the Company has requested clarification.
         ASSET SALES. The Company sold its investment in the Seagull Shoreline System in 1995 for approximately $13 million. In addition, the Company has received approval from FERC to sell certain gathering assets to Anadarko Gathering Company for approximately $23 million. The sale is expected to be completed in the first quarter 1996.
         In 1990, the Internal Revenue Service (IRS) issued regulations which disallow for tax purposes losses incurred in the Company's 1989 sales of certain TEC assets. Consequently, the Company established a provision in 1990 for this and certain other issues, resulting in an increase in goodwill and the deferred income tax liability. Following further discussions with the IRS, the Company in 1994 revised its estimates with respect to the disallowed loss issue and in 1995 with respect to other issues. As a result, the Company reduced the related goodwill and deferred income tax liability by approximately $200 million and $100 million in 1994 and 1995, respectively. Investing cash flows for 1995 and 1994 include payments by the Company of $12 million and $41 million, respectively, for prior year tax liabilities primarily related to asset sales.
         OTHER. The Company has formed a limited liability corporation, Altra Energy Technologies L.L.C., with Williams Companies, Inc. that will provide electronic information products and services for the energy industry. The Company contributed the assets of one of its subsidiaries to the new venture in January 1996.

FINANCING CASH FLOW

                                              YEARS ENDED DECEMBER 31
MILLIONS                                  1995        1994        1993
------------------------------------------------------------------------
Net Cash Flows Provided by (Used in)
  Financing Activities                  $(135.9)     $208.3     $(578.0)
------------------------------------------------------------------------

         Cash flows provided by financing activities decreased $344.2 million from 1994 to 1995. Debt issuances in 1995, which include $200 million of long-term debt and a $145 million net increase in short-term bank borrowings, were $210.6 million lower than 1994. Debt retirements in 1995 increased $35.1 million and included repayment of $185 million of the Company's bank credit facility as well as early redemption of $125 million of PEPL's 9-7/8% debentures.
         Cash flows provided by financing activities increased $786.3 million from 1993 to 1994. During 1993, significant debt retirements were made, including early redemption of $500 million of high-interest rate long-term debt and retirement of amounts outstanding under revolving credit agreements. Proceeds from stock issuances, asset and receivable sales, and other cash available were used to retire this debt.
         DEBT AND CREDIT FACILITIES. PEC entered into two new variable-rate, bank credit agreements, dated January 31, 1996, that permit PEC to borrow up to $400 million under a five-year facility and $400 million under a 364-day facility. In conjunction with these new agreements, PEC canceled its previous $600 million agreement and TETCO and PEPL canceled their combined $200 million agreements.

[BAR CHART]

         COMMON STOCKHOLDERS' EQUITY. In 1993, PEC sold 10 million shares of common stock priced at $21.25 per share, resulting in net proceeds to the Company of $204.5 million, which was applied toward the early redemption of debt.
         In the determination of the amount of dividends to be paid to common stockholders, management and the board of directors regularly review, among other factors, the Company's projected operating results, cash flows and financial position. The board of directors increased the quarterly dividend from $0.21 to $0.225 per common share effective with the 1995 first quarter. Under the most restrictive covenants contained in the Company's debt agreements, $899.9 million of PEC's consolidated common stockholders' equity was available for the payment of dividends at December 31, 1995.
         FINANCING REQUIREMENTS. Dividends and debt repayments for the next year, along with operating and investing requirements, are expected to be funded by cash from operations, debt issuances, periodic sales of trade receivables with limited recourse and/or available credit facilities. As of the date of this report, PEC, TETCO and PEPL each have effective shelf registration statements with the Securities and Exchange Commission for the issuance of $100 million of unsecured debt securities.

ACCOUNTING STANDARDS
SFAS No. 123, "Accounting for Stock-Based Compensation," was issued in October 1995. This standard addresses the timing and measurement of stock-based compensation expense. The Company has elected to retain the approach of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," (the intrinsic value method) for recognizing stock-based expense in the consolidated financial statements. The Company will adopt SFAS No. 123 in 1996 with respect to the disclosure requirements set forth therein for companies retaining the intrinsic value approach of APB No. 25.

PANENERGY CORP AND SUBSIDIARIES

REPORT OF MANAGEMENT

The management of PanEnergy Corp and subsidiary companies (the Company) acknowledges its responsibility for the integrity of the financial statements and related information contained in this Annual Report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles appropriate to our business activities.
         The management of the Company also acknowledges its responsibility for maintaining adequate internal controls. Accordingly, accounting systems and related internal controls are maintained to provide reasonable assurance that assets are protected from loss or unauthorized use, that transactions and events are recorded properly and that adequate accounting records are maintained. The Corporate Auditing Department, which is independent of operational management, monitors the design and implementation of internal control systems and compliance with Company policies.
         The Company's independent auditors, KPMG Peat Marwick LLP, have audited the consolidated financial statements. Their audit was conducted in accordance with generally accepted auditing standards, which includes the consideration of the Company's internal controls to the extent necessary to form an independent opinion on the consolidated financial statements prepared by management.
         The Company has established statements of corporate policy relating to conflict of interest and conduct of business and receives from appropriate employees confirmation of compliance with these policies.
         The Audit Committee of the Board of Directors, which is composed of Directors who are not officers or employees, meets at least three times annually to review the work of the independent auditors, management and the Corporate Auditing Department, and to consider management's performance of its financial reporting responsibility. The independent auditors, as well as the director of the Corporate Auditing Department, are afforded an opportunity to present to the Audit Committee their opinions in the absence of management personnel. The Audit Committee reports regularly to the Board of Directors the results of its meetings and its recommendations, including that for the selection of the independent auditors.


/S/ PAUL ANDERSON
Paul Anderson
President and Chief Executive Officer

/s/ PAUL F. FERGUSON, JR.
Paul F. Ferguson, Jr.
Senior Vice President and
Chief Financial Officer


KPMG PEAT MARWICK LLP, CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
PanEnergy Corp
(formerly Panhandle Eastern Corporation-See Note 1):

We have audited the accompanying consolidated balance sheets of PanEnergy Corp and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, common stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PanEnergy Corp and Subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

/s/ KPMG PEAT MARWICK LLP
Houston, Texas
January 23, 1996

PANENERGY CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

                                                                                      YEARS ENDED DECEMBER 31
                                                                             ------------------------------------------
                    MILLIONS, EXCEPT PER SHARE AMOUNTS                          1995            1994            1993
-----------------------------------------------------------------------------------------------------------------------
OPERATING           Sales of natural gas and petroleum products               $3,397.2        $3,044.0        $3,046.7
REVENUES            Transportation and storage of natural gas                  1,500.6         1,432.8         1,181.8
                    Other                                                         69.7           108.3            73.5
                                                                             ------------------------------------------
                    OPERATING REVENUES (Note 4)                                4,967.5         4,585.1         4,302.0
-----------------------------------------------------------------------------------------------------------------------
COSTS AND           Natural gas and petroleum products purchased               3,131.2         2,829.4         2,575.6
EXPENSES            Operating and maintenance (Note 4)                           598.4           570.6           663.8
                    General and administrative (Note 2)                          207.0           258.8           237.1
                    Depreciation and amortization (Note 9)                       279.0           257.0           250.8
                    Miscellaneous taxes                                           83.2            84.0            82.9
                                                                             ------------------------------------------
                    Total                                                      4,298.8         3,999.8         3,810.2
                                                                             ------------------------------------------
                    OPERATING INCOME                                             668.7           585.3           491.8
-----------------------------------------------------------------------------------------------------------------------
OTHER INCOME        Equity in earnings of unconsolidated affiliates (Note 8)      50.6            40.9            16.1
AND DEDUCTIONS      Gains (losses) on sales of assets, net (Notes 6 and 8)         8.7            (4.3)           42.4
                    Interest and miscellaneous income                             21.0            21.1            26.9
                    Miscellaneous deductions                                      (6.1)          (11.4)           (4.2)
                                                                             ------------------------------------------
                    Total                                                         74.2            46.3            81.2
                                                                             ------------------------------------------
                    GROSS INCOME                                                 742.9           631.6           573.0
-----------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE    Interest on long-term debt (Note 10)                         225.0           218.3           252.1
AND INCOME TAX      Interest on rate refund provisions (Note 4)                    5.0            12.3             7.9
                    Other interest                                                11.5            14.4            22.5
                                                                             ------------------------------------------
                    Total                                                        241.5           245.0           282.5
                                                                             ------------------------------------------
                    INCOME BEFORE INCOME TAX                                     501.4           386.6           290.5
                    Income Tax (Note 5)                                          197.8           161.4           118.9
                                                                             ------------------------------------------
                    NET INCOME                                                $  303.6        $  225.2        $  171.6
=======================================================================================================================

=======================================================================================================================
COMMON SHARES       Average common shares outstanding (Note 12)                  149.7           148.7           142.4
                    Earnings per common share                                 $   2.03        $   1.51        $   1.21
=======================================================================================================================


         See accompanying notes to consolidated financial statements

PANENERGY CORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET-ASSETS

                                                                                                     DECEMBER 31
                                                                                            ---------------------------
                    MILLIONS                                                                    1995            1994
-----------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS      Cash and cash equivalents                                                 $   50.8        $   33.3
                    Accounts and notes receivable (Note 6)
                      Customers                                                                  487.7           349.4
                      Other                                                                       17.4            19.2
                    Inventory and supplies (Note 7)                                              135.8           124.1
                    Current deferred income tax (Note 5)                                          80.8            78.4
                    Other (Notes 4, 7 and 13)                                                    239.8           206.8
                                                                                            ---------------------------
                    Total                                                                      1,012.3           811.2
-----------------------------------------------------------------------------------------------------------------------

INVESTMENTS         Affiliates                                                                   164.3           160.1
                    Other                                                                         65.8            72.7
                                                                                            ---------------------------
                    Total (Note 8)                                                               230.1           232.8
-----------------------------------------------------------------------------------------------------------------------

PLANT, PROPERTY     Original cost                                                              8,400.7         8,039.9
AND EQUIPMENT       Accumulated depreciation and amortization                                 (3,250.9)       (3,032.1)
                                                                                            ---------------------------
                    Net plant, property and equipment (Note 9)                                 5,149.8         5,007.8
-----------------------------------------------------------------------------------------------------------------------

DEFERRED CHARGES    Goodwill, net (Notes 1 and 5)                                                239.7           342.4
                    Prepaid pension (Note 15)                                                    259.3           239.8
                    Other (Notes 1, 4 and 13)                                                    736.1           873.5
                                                                                            ---------------------------
                    Total                                                                      1,235.1         1,455.7
-----------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                                                  $7,627.3        $7,507.5
=======================================================================================================================


         See accompanying notes to consolidated financial statements

PANENERGY CORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET-LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                                DECEMBER 31
                                                                                ---------------------------------------
                    MILLIONS                                                           1995                    1994
-----------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES      Long-term debt due within one year (Note 10)                $   179.6               $     4.1
                         Notes payable                                                   145.0                       -
                         Accounts payable                                                391.2                   349.4
                         Rate refund provisions (Note 4)                                  53.6                    60.2
                         Accrued interest                                                 69.1                    65.0
                         Accrued wages and benefits                                       64.7                    61.2
                         Taxes payable (Note 5)                                           65.0                    53.8
                         Other (Notes 4, 7 and 13)                                       355.2                   352.4
                                                                                    ----------------------------------
                         Total                                                         1,323.4                   946.1
-----------------------------------------------------------------------------------------------------------------------
DEFERRED LIABILITIES     Deferred income tax (Note 5)                                  1,182.9                 1,184.5
AND CREDITS              Other (Notes 4 and 13)                                          802.1                   978.0
                                                                                    ----------------------------------
                         Total                                                         1,985.0                 2,162.5
-----------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT           Notes payable                                                 1,244.2                 1,417.3
                         Debentures                                                      519.4                   618.4
                         Revenue bonds                                                   328.0                   328.0
                                                                                    ----------------------------------
                         Total (Note 10)                                               2,091.6                 2,363.7
-----------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND
CONTINGENT LIABILITIES   (Notes 4, 5, 6, 8, 11, 13, 14 and 15)
-----------------------------------------------------------------------------------------------------------------------
COMMON STOCKHOLDERS'     Common stock, 150.2 million (1995) and 149.1 million (1994)
EQUITY                     shares issued and outstanding, 300 million shares authorized,
                           $1 par value per share                                        150.2                   149.1
                         Paid-in capital                                               2,219.7                 2,199.8
                         Retained earnings (deficit)                                    (142.6)                 (313.7)
                                                                                    ----------------------------------
                         Total (Note 12)                                               2,227.3                 2,035.2
-----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                           $ 7,627.3               $ 7,507.5
=======================================================================================================================

         See accompanying notes to consolidated financial statements

PANENERGY CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMMON STOCKHOLDERS' EQUITY

                                                                                          YEARS ENDED DECEMBER 31
                                                                                ----------------------------------------
                         MILLIONS, EXCEPT PER SHARE AMOUNTS                            1995         1994         1993
------------------------------------------------------------------------------------------------------------------------
COMMON STOCK             Balance at beginning of year                             $    149.1   $    147.6     $  135.7
                         Sale of stock                                                     -            -         10.0
                         Stock issued for purchase of assets                             0.1          0.5            -
                         Dividend reinvestment and employee stock plans                  0.1          0.6          1.3
                         Stock option plans and awards                                   0.9          0.4          0.7
                         Retirement of stock                                               -            -         (0.1)
                                                                                ----------------------------------------
                         BALANCE AT END OF YEAR (Note 12)                         $    150.2   $    149.1     $  147.6
------------------------------------------------------------------------------------------------------------------------

PAID-IN CAPITAL          Balance at beginning of year                             $  2,199.8   $  2,168.2     $1,936.2
                         Excess of proceeds over par value of common stock
                           Sale of stock                                                   -            -        194.5
                           Stock issued for purchase of assets                           2.4          9.5            -
                           Dividend reinvestment and employee stock plans                0.4         14.3         28.6
                           Stock option plans and awards                                16.6          6.5          9.7
                         Unearned compensation                                           0.5          1.3         (1.5)
                         Retirement of stock                                               -            -         (2.0)
                         Other items                                                       -            -          2.7
                                                                                ----------------------------------------
                         BALANCE AT END OF YEAR (Note 12)                         $  2,219.7   $  2,199.8     $2,168.2
------------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS        Balance at beginning of year                             $   (313.7)  $   (436.4)    $ (515.1)
(DEFICIT)                Net income                                                    303.6        225.2        171.6
                         Conform fiscal year end of PanEnergy Natural Gas                  -          0.5            -
                         Common stock dividends paid, $0.885, $0.84 and $0.80
                           in 1995, 1994 and 1993, respectively                       (132.5)      (103.0)       (92.9)
                                                                                ----------------------------------------
                         BALANCE AT END OF YEAR (Note 12)                         $   (142.6)  $   (313.7)    $ (436.4)
------------------------------------------------------------------------------------------------------------------------

TOTAL COMMON STOCKHOLDERS' EQUITY                                                 $  2,227.3   $  2,035.2     $1,879.4
========================================================================================================================


         See accompanying notes to consolidated financial statements

PANENERGY CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                          YEARS ENDED DECEMBER 31
                                                                                ----------------------------------------
                         MILLIONS                                                      1995         1994         1993
------------------------------------------------------------------------------------------------------------------------
OPERATING                Net income                                                  $ 303.6      $ 225.2       $171.6
ACTIVITIES               Adjustments to reconcile net income to operating
                          cash flows-
                           Depreciation and amortization                               279.0        257.0        250.8
                           Deferred income tax expense                                 109.2        114.8         15.2
                           Earnings of unconsolidated affiliates, net of
                             distributions                                              (7.9)       (29.1)        (1.8)
                           Liquefied natural gas project settlement                        -          0.5        194.7
                           Order 636 settlement provision                                  -            -        100.0
                           Gain on sale of investments, net                             (8.1)           -        (49.8)
                           Net pension benefit                                         (19.5)       (20.0)       (17.2)
                           Other non-cash items in net income                          (20.7)       (17.3)         8.5
                           Net change in operating assets
                              and liabilities (detail below)                           (62.5)       (83.1)        97.5
                                                                                   -----------------------------------
                         NET CASH FLOWS PROVIDED BY
                           OPERATING ACTIVITIES                                        573.1        448.0        769.5
------------------------------------------------------------------------------------------------------------------------

INVESTING                Capital expenditures                                         (433.1)      (555.3)      (366.8)
ACTIVITIES               Investment expenditures                                        (9.2)        (8.4)           -
                         Other investment decreases (increases)                          7.7        (36.3)       161.6
                         Property sales, retirements and other                          14.9         16.0         49.1
                                                                                   -----------------------------------
                         NET CASH FLOWS USED IN INVESTING ACTIVITIES                  (419.7)      (584.0)      (156.1)
------------------------------------------------------------------------------------------------------------------------

FINANCING                Retirement of debt                                           (314.1)      (279.0)      (991.0)
ACTIVITIES               Issuance of debt                                              200.0        574.0        298.3
                         Net increase (decrease) in notes payable                      145.0        (18.4)       (21.1)
                         Common stock issuance                                          16.5         17.6        235.1
                         Dividends paid                                               (132.5)      (103.0)       (92.9)
                         Other                                                         (50.8)        17.1         (6.4)
                                                                                   -----------------------------------
                         NET CASH FLOWS PROVIDED BY (USED IN)
                           FINANCING ACTIVITIES                                       (135.9)       208.3       (578.0)
------------------------------------------------------------------------------------------------------------------------

NET CHANGE IN CASH       Increase in cash and cash equivalents                          17.5         72.3         35.4
                         Cash flows of PanEnergy Natural Gas
                           for the three months ended December 31, 1994                    -       (116.6)           -
                         Cash and cash equivalents, beginning of year                   33.3         77.6         42.2
                                                                                   -----------------------------------
                         CASH AND CASH EQUIVALENTS, END OF YEAR                      $  50.8      $  33.3       $ 77.6
========================================================================================================================

NET CHANGE IN OTHER      Accounts and notes receivable                               $(149.2)     $  58.9       $ 19.5
OPERATING ASSETS         Inventory and supplies                                        (11.7)         4.4         86.9
AND LIABILITIES          Other current assets                                           92.7        116.4         24.4
                         Rate refund provisions                                         14.1         35.0        (18.8)
                         Accounts payable                                               89.0        (71.3)        (5.1)
                         Other current liabilities                                      (8.5)      (105.0)       (42.5)
                         Transition cost recoveries (payments), net                    (85.2)      (104.9)        65.2
                         Other deferred charges and liabilities, net                    (3.7)       (16.6)       (32.1)
                                                                                   -----------------------------------
                         Total                                                       $ (62.5)     $ (83.1)      $ 97.5
========================================================================================================================

SUPPLEMENTAL             Cash paid for interest (net of amount capitalized)          $ 222.9      $ 221.0       $268.4
DISCLOSURES              Cash paid for income tax                                       78.5         46.0         49.9
========================================================================================================================


         See accompanying notes to consolidated financial statements

PANENERGY CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INDEX

 1.      Accounting Policies Summary  . . . . . . . . . . . 42
 2.      Business Combination . . . . . . . . . . . . . . . 43
 3.      Business Segments  . . . . . . . . . . . . . . . . 43
 4.      Natural Gas Revenues and Regulatory Matters  . . . 44
 5.      Income Tax . . . . . . . . . . . . . . . . . . . . 45
 6.      Financial Instruments and Risk Management  . . . . 46
 7.      Inventory and Gas Imbalances . . . . . . . . . . . 48
 8.      Investments  . . . . . . . . . . . . . . . . . . . 48
 9.      Plant, Property and Equipment  . . . . . . . . . . 49
10.      Debt and Credit Facilities . . . . . . . . . . . . 50
11.      Leases and Other Commitments . . . . . . . . . . . 50
12.      Common Stock . . . . . . . . . . . . . . . . . . . 50
13.      Environmental Matters  . . . . . . . . . . . . . . 51
14.      Litigation . . . . . . . . . . . . . . . . . . . . 52
15.      Pension and Other Benefits . . . . . . . . . . . . 52

1. ACCOUNTING POLICIES SUMMARY

The accounting policies are presented to assist the reader in evaluating the consolidated financial statements of PanEnergy Corp (PEC), formerly Panhandle Eastern Corporation, and its subsidiaries (the Company). The corporate name change is subject to shareholders' approval at the Company's 1996 Annual Meeting of stockholders. Certain amounts for prior years have been reclassified in the consolidated financial statements to conform to the current presentation.
         The Company is one of North America's leading energy companies, involved in the transportation, storage, gathering and processing of natural gas. The Company is also a leading marketer of natural gas, electricity, liquefied petroleum gases and related energy services, and has holdings in pipeline and other natural gas-related businesses worldwide.
         The interstate natural gas transmission operations of Texas Eastern Transmission Corporation (TETCO), Algonquin Gas Transmission Company (Algonquin), Panhandle Eastern Pipe Line Company (PEPL) and Trunkline Gas Company (Trunkline), and the liquefied natural gas (LNG) facilities of Trunkline LNG Company, are subject to the rules, regulations and accounting procedures of the Federal Energy Regulatory Commission (FERC). TETCO, Algonquin, PEPL and Trunkline meet the criteria and, accordingly, follow the reporting and accounting requirements of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation."
         PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of PEC and all significant subsidiaries. All significant intercompany items have been eliminated in consolidation. Investments in 20% to 50%-owned affiliates and in less than 20%-owned affiliates where the Company has general partnership interests and significant influence over operations are accounted for on the equity method. See Note 8.
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Certain amounts of reported revenues and expenses are also affected by these estimates and assumptions. Actual results could differ from those estimates.
         REVENUE RECOGNITION. The Company recognizes transportation and storage revenues in the period service is provided and revenues on sales of natural gas and petroleum products in the period of delivery. When rate cases are pending final FERC approval, a portion of the revenues collected by each interstate natural gas pipeline is subject to possible refunds. The Company has established adequate reserves where required for such cases. See Note 4 for a summary of significant pending rate cases before FERC and related regulatory matters.
         GAS SUPPLY COSTS. Provisions are made in the consolidated statement of income for all estimated future losses associated with maintaining pipeline gas supply, including take-or-pay payments, contract settlements, and buyout and buydown costs. See Note 4 for a discussion of pipeline gas supply and other costs related to the FERC Order 636 transition.
         COMMODITY PRICE RISK MANAGEMENT. Gains and losses related to commodity derivatives which qualify as hedges of commodity commitments are recognized in income when the underlying hedged physical transaction closes and are included in natural gas and petroleum products purchased in the consolidated statement of income. Gains and losses related to such instruments, to the extent settled in cash, are reported as other deferred credits or charges, as appropriate, in the consolidated balance sheet. Gains and losses on derivatives that do not qualify as hedges are recognized on a current basis and are also included in natural gas and petroleum products purchased. See Note 6.
         CASH AND CASH EQUIVALENTS. All liquid investments with maturities at date of purchase of three months or less are considered cash equivalents.

         PLANT, PROPERTY AND EQUIPMENT. Plant, property and equipment is stated at original cost, which does not purport to represent replacement or realizable value. The Company in 1995 adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," with no impact to the Company's consolidated financial statements. Assets are grouped and evaluated based on the ability to identify separate cash flows generated therefrom.
         At the time FERC-regulated properties are retired, the original cost plus the cost of retirement, less salvage, is charged to accumulated depreciation and amortization. When entire FERC-regulated operating units are sold or non-regulated properties are retired or sold, the plant and related accumulated depreciation and amortization accounts are reduced and any gain or loss is credited or charged to income, unless otherwise permitted by FERC.
         Depreciation of plant, property and equipment is generally computed using the straight-line method. The LNG facilities are depreciated using a modified unit-of-production method based on the life of the project's LNG supply contract. See Note 9.
         AMORTIZATION OF GOODWILL. The Company amortizes goodwill related to the purchase of Texas Eastern Corporation (TEC) in 1989 and goodwill related to certain natural gas gathering, transmission and processing facilities on a straight-line basis over 40 years and 15 years, respectively. Accumulated amortization of goodwill at December 31, 1995 and 1994 was $96.1 million and $86.6 million, respectively. See Note 5.
         EARLY RETIREMENT OF DEBT. The Company defers certain costs and losses related to the early retirement of long-term debt of its FERC-regulated subsidiaries, and amortizes such amounts as they are recovered through rates. At December 31, 1995 and 1994, other deferred charges included $54.7 million and $62.4 million, respectively, of such costs.
         INTEREST COST CAPITALIZATION. The Company capitalizes interest on major projects during construction. The rates used by regulated companies are calculated pursuant to FERC rules and include an allowance for equity funds.
         DEFERRED INCOME TAX. The Company follows the asset and liability method of accounting for income tax as prescribed by SFAS No. 109, "Accounting for Income Taxes." Under this method, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period the rate change is enacted. See Note 5.
         COMMON STOCK OPTIONS AND AWARDS. The Company follows the intrinsic value method of accounting for common stock options and awards issued to employees. See Note 12.
         EARNINGS PER COMMON SHARE. The computation of earnings per common share is based on the monthly weighted average number of shares of common stock outstanding. Convertible debt and unexercised stock options do not have a dilutive effect on the reported amount of earnings per common share. See Note 12.

2. BUSINESS COMBINATION

ASSOCIATED NATURAL GAS CORPORATION
On December 15, 1994, a wholly-owned subsidiary of PEC merged with Associated Natural Gas Corporation, now PanEnergy Natural Gas Corporation (PanEnergy Natural Gas), on a tax-free, stock-for-stock basis. As a result, PanEnergy Natural Gas became a wholly-owned PEC subsidiary and the merger was accounted for under the pooling of interests method of accounting for a business combination. Nonrecurring expenses recorded in the fourth quarter 1994 as a direct result of the merger totaled $16.2 million ($14.2 million after tax).
         The consolidated financial statements for all periods prior to the merger were restated in 1994 to include the results of PanEnergy Natural Gas for the twelve months ended September 30. Effective with the date of the merger, the fiscal year end of PanEnergy Natural Gas was changed from September 30 to December 31 to conform to PEC's fiscal year end. PanEnergy Natural Gas' net income for the three months ended December 31, 1994 was recorded directly to retained earnings. In addition, cash activity of PanEnergy Natural Gas for the three months ended December 31, 1994 is shown separately on the consolidated statement of cash flows.

3. BUSINESS SEGMENTS

The Company's operations are classified into two major business segments.
         The Natural Gas Transmission segment is involved in the interstate transportation and storage of natural gas. Principal markets are utilities, marketers and end-users serving the Mid-Atlantic, New England and Midwest areas.
         The Energy Services segment is involved in the purchasing, gathering, processing, marketing and intrastate transportation of natural gas, natural gas liquids (NGLs), crude oil and electricity. Gathering, processing and transportation services are provided to producers, refiners and a variety of wholesale and retail customers located in the Mid-Continent, Gulf Coast and Rocky Mountain areas. The principal markets for natural gas marketing services are industrial end-users and utilities located throughout the United States, in Canada and, to a lesser extent, the United Kingdom.
         "Corporate and Other" includes, among other things, corporate investments and the Company's LNG project, which imports LNG from Algeria, stores and regasifies LNG, and provides worldwide LNG shipping services. Intersegment eliminations are also included in Corporate and Other.

         Selected financial data for the Company's segments follows. Identifiable assets are those assets used in the Company's operations in each segment.

                                        REVENUES
                          ----------------------------------
                                                                                              CAPITAL AND
                                         INTER-                DEPRECIATION     OPERATING     INVESTMENT    IDENTIFIABLE
MILLIONS                  UNAFFILIATED   SEGMENT     TOTAL    & AMORTIZATION  INCOME (LOSS)  EXPENDITURES      ASSETS
------------------------------------------------------------------------------------------------------------------------
Natural Gas
 Transmission
     1995                   $1,473.0     $  53.1    $1,526.1       $228.5         $556.9        $227.0        $5,352.6
     1994                    1,637.5        44.8     1,682.3        216.8          529.4         303.4         5,655.8
     1993                    1,797.2        86.8     1,884.0        219.2          416.0(1)      292.1         6,105.3
Energy Services
     1995                    3,447.1         0.5     3,447.6         42.7          106.1         202.6         1,404.5
     1994                    2,892.8        60.2     2,953.0         33.3           74.8         254.5         1,118.7
     1993                    2,415.9        36.4     2,452.3         24.7           73.2          71.9           822.3
Corporate
 and Other
     1995                       47.4       (53.6)       (6.2)         7.8            5.7          12.7           870.2
     1994                       54.8      (105.0)      (50.2)         6.9          (18.9)(2)       5.8           733.0
     1993                       88.9      (123.2)      (34.3)         6.9            2.6           2.8           680.2
------------------------------------------------------------------------------------------------------------------------
Consolidated
     1995                   $4,967.5      $    -    $4,967.5       $279.0         $668.7        $442.3        $7,627.3
     1994                    4,585.1           -     4,585.1        257.0          585.3(2)      563.7         7,507.5
     1993                    4,302.0           -     4,302.0        250.8          491.8(1)      366.8         7,607.8
------------------------------------------------------------------------------------------------------------------------

(1) Includes a $100 million charge reflecting TETCO's settlement of Order 636 implementation and other issues.
(2)  Includes nonrecurring merger costs of $16.2 million.

4. NATURAL GAS REVENUES AND REGULATORY MATTERS

FERC ORDER 636 AND TRANSITION COSTS
During 1993, the Company's interstate natural gas pipelines began providing restructured services pursuant to FERC Order 636. This order, which is on appeal to the courts, requires pipeline service restructuring that unbundles sales, transportation and storage services. Order 636 allows pipelines to recover eligible costs resulting from implementation of the order (transition costs).
         On August 1, 1994, TETCO implemented a FERC-approved settlement that resolved regulatory issues related primarily to Order 636 transition costs and a number of other issues related to services prior to Order 636. In 1994, TETCO refunded $84 million to customers pursuant to the settlement. TETCO's final and nonappealable settlement provides for the recovery of certain transition costs through volumetric and reservation charges through 2002 and beyond, if necessary. Pursuant to the settlement, TETCO will absorb a certain portion of the transition costs, the amount of which continues to be subject to change dependent upon natural gas prices and deliverability levels. In 1993, the Company established an additional provision of $100 million ($60.2 million after tax) to reflect the impact of the settlement. In the fourth quarter 1995, based upon producers' discoveries of additional natural gas reserves, TETCO increased its estimated liabilities for transition costs by $125.8 million. Under the terms of the existing settlement, regulatory assets were increased by $85.8 million and TETCO recognized a $40 million charge to operating expenses ($26 million after tax). PEPL's transition cost recoveries, which are subject to certain challenges pending before FERC, will occur through 1998.
         At December 31, 1995 and 1994, the Company's interstate pipelines had recorded approximately $70 million and $310 million (1995), and $35 million and $300 million (1994) of current and long-term regulatory assets, respectively, representing transition costs incurred or estimated to be incurred that will be recovered. At December 31, 1995 and 1994, the Company had recorded estimated current and long-term liabilities related to Order 636 transition costs of approximately $125 million and $165 million (1995), and $125 million and $105 million (1994), respectively.
         In the past, during the normal course of business, the Company's interstate pipelines entered into certain gas purchase contracts containing take-or-pay provisions, which may expose the Company to financial risk. PEPL and Trunkline are currently collecting certain take-or-pay settlement costs with respect to such contracts through volumetric surcharges with interest through 1997. Trunkline intends to file after 1997 for further recovery of amounts not fully recovered by these surcharges. The Company had recorded approximately $22.8 million and $26.7 million at December 31, 1995 and 1994, respectively, for such amounts.

         The U.S. Department of the Interior announced its intention to seek additional royalties from gas producers as a result of payments received by such producers in connection with past take-or-pay settlements, and buyouts and buydowns of gas sales contracts with natural gas pipelines. The Company's pipelines, with respect to certain producer contract settlements, may be contractually required to reimburse or, in some instances, to indemnify producers against such royalty claims. The potential liability of the producers to the government and of the pipelines to the producers involves complex issues of law and fact which are likely to take a substantial period of time to resolve. If the Company's pipelines ultimately have to reimburse or indemnify the producers, the Company's pipelines will file with FERC to recover a portion of these costs from pipeline customers.
         The Company believes the exposure associated with gas purchase contract commitments and the termination of the Company's pipeline merchant services is substantially mitigated by transition cost recoveries pursuant to TETCO's settlement, Order 636 and other mechanisms. As a result, the Company believes that Order 636 transition cost issues and take-or-pay settlement matters will not have a material adverse effect on future consolidated results of operations or financial position.

JURISDICTIONAL TRANSPORTATION AND SALES RATES
         ALGONQUIN. In July 1994, FERC approved Algonquin's settlement of its 1993 rate case and certain other regulatory issues. The settlement resolved certain Order 636 service restructuring issues, transition cost recovery methodology and rate design issues remanded to FERC by the U.S. Court of Appeals. Additionally, the settlement provides for a partial roll-in of rates over six years, through limited rate filings in May 1996 and 1999 to reflect changes in net plant, property and equipment.
         PEPL. On April 1, 1992 and November 1, 1992, PEPL placed into effect, subject to refund, general rate increases. FERC issued an order on May 25, 1995 on the earlier rate proceeding and PEPL has requested rehearing of certain matters in that order. On February 5, 1996, FERC issued an order on the latter rate proceeding, which the Company is reviewing.
         Effective April 1, 1989, PEPL placed into effect, subject to refund, sales and transportation rates reflecting a restructuring of rates, including seasonal rate structures. On December 7, 1995, FERC issued an order, subject to rehearing, which addressed all remaining matters on the rate proceeding, with no additional refunds due customers.
         As a result of the resolution of certain proceedings, PEPL in 1994 recorded operating income of $23.9 million and interest reductions of $1.1 million and in 1995 recorded operating income of $15.5 million and interest reductions of $5.1 million.
         TRUNKLINE. On September 1, 1994, Trunkline placed into effect, subject to refund, a general rate increase as a result of a filing made in accordance with terms of a rate case settlement in 1993. A settlement resolving this rate case became effective February 1, 1996.
         On January 30, 1996, Trunkline filed a subsequent general rate increase seeking a March 1, 1996 effective date.
         OTHER. The Company's pipelines, pursuant to FERC requirements, requested FERC approval to record the impact of adopting SFAS No. 109, including the recognition of a portion of the impact as an increase to stockholders' equity. The FERC accounting branch has denied approval of certain of these requests pending future rate proceedings, and the Company's pipelines, where approval has been denied, have filed for rehearing. While it is not known when FERC will address this issue, the Company believes the ultimate resolution of this matter will not have a material adverse effect on consolidated financial position.

5. INCOME TAX

Income tax recognized in the consolidated statement of income is summarized as follows:

                                             YEARS ENDED DECEMBER 31
MILLIONS                                  1995        1994       1993
------------------------------------------------------------------------
Current
    Federal                              $ 67.8      $ 40.6     $ 86.7
    State                                  13.8         6.0       17.6
    Foreign                                 7.0           -          -
                                       ---------------------------------
    Total current                          88.6        46.6      104.3
                                       ---------------------------------
Deferred
    Federal                                91.8        94.6       13.0
    State                                  17.4        20.2        1.6
                                       ---------------------------------
    Total deferred                        109.2       114.8       14.6
                                       ---------------------------------
Total income tax                         $197.8      $161.4     $118.9
                                       =================================

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

         Total income tax differs from the amount computed by applying the federal income tax rate to income before income tax. The reasons for this difference are as follows:

                                             YEARS ENDED DECEMBER 31
MILLIONS                                  1995        1994        1993
------------------------------------------------------------------------
Federal income tax rate                     35%         35%         35%
                                       =================================
Income tax, computed at the
   statutory rate                        $175.5      $135.3      $101.7
Adjustments resulting from-
   State income tax, net of federal
       income tax effect                   20.3        17.0        12.2
   Cumulative effect of federal
       rate change                            -           -         9.2
   Goodwill amortization                    3.2         4.1         6.0
   Changes in valuation allowance             -           -        (4.8)
   Insurance premiums                      (5.8)       (4.1)       (4.4)
   Other items, net                         4.6         9.1        (1.0)
                                       ---------------------------------
Total income tax                         $197.8      $161.4      $118.9
                                       =================================

Effective tax rate                        39.4%       41.7%       40.9%
                                       =================================

         The tax effects of temporary differences that resulted in deferred income tax assets and liabilities, and a description of the significant financial statement items that created these differences are as follows:

                                                          DECEMBER 31
MILLIONS                                               1995        1994
------------------------------------------------------------------------
Deferred liabilities and credits                   $  263.0    $  321.8
Investment tax credit carryforward                     24.5        71.7
Alternative minimum tax credit carryforward            78.6        78.1
Other accrued liabilities                             104.3        98.3
Rate refund provisions                                 17.3        20.2
Deferred revenue - LNG project                         22.1        24.4
State deferred income tax, net of federal
  tax effect                                           15.8        15.9
Other                                                  20.8        13.5
                                                 -----------------------
   Total deferred income tax assets                   546.4       643.9
Valuation allowance and other tax reserves           (142.5)     (250.5)
                                                 -----------------------
   Net deferred income tax assets                     403.9       393.4
                                                 -----------------------
Plant, property and equipment                        (914.0)     (899.6)
Deferred charges                                     (252.6)     (287.3)
Investments                                           (90.7)      (81.4)
State deferred income tax, net of federal
  tax effect                                         (100.9)      (92.3)
Prepaid pension                                       (90.7)      (83.9)
Other                                                 (57.1)      (55.0)
                                                 -----------------------
   Total deferred income tax liabilities           (1,506.0)   (1,499.5)
                                                 -----------------------
Net deferred income tax liability,
   inclusive of current amounts                   $(1,102.1)  $(1,106.1)
                                                 =======================

         If tax benefits relating to the valuation allowance for deferred income tax assets and other tax reserves are recognized subsequent to December 31, 1995, approximately $40.9 million will be allocated to goodwill.
         The investment tax credit carryforward, which is expected to be fully utilized in 1996, will begin to expire in 1997 and will be extinguished in 2002 if not utilized sooner. The alternative minimum tax credit carryforward can be carried forward indefinitely.
         In 1990, the Internal Revenue Service (IRS) issued regulations which disallow for tax purposes losses incurred in the Company's 1989 sales of certain assets that were acquired in the purchase of TEC. Consequently, the Company established a provision in 1990 for this and certain other issues, resulting in an increase in goodwill and deferred income tax liability. Following further discussions with the IRS, the Company in 1994 revised its estimates with respect to the disallowed loss issue and in 1995 with respect to other issues. As a result, the Company reduced the related goodwill and deferred income tax liability by approximately $200 million and $100 million in 1994 and 1995, respectively.

6. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

FINANCIAL INSTRUMENTS

                                                               APPROXIMATE
MILLIONS                                        BOOK VALUE     FAIR VALUE
---------------------------------------------------------------------------
                                                  ASSETS (LIABILITIES)
DECEMBER 31, 1995
Cash                           Note 1           $    50.8     $    50.8
Other current receivables                            17.4          17.4
Other investments              Note 8                44.8          44.7 (1)
Notes payable                                      (145.0)       (145.0)(2)
Long-term debt                 Note 10           (2,271.2)     (2,551.5)(2)
Foreign currency
 exchange contract                                   32.7          34.0 (3)
Interest rate swaps                                     -           0.9 (3)

December 31, 1994
Cash                           Note 1           $    33.3     $    33.3
Other current receivables                            19.2          19.2
Other investments              Note 8                54.3          51.0 (1)
Long-term debt                 Note 10           (2,367.8)     (2,410.2)(2)
Foreign currency
 exchange contract                                   22.4          21.7 (3)
Interest rate swaps                                     -           2.1 (3)

(1) The fair value of these financial instruments, which include insurance contracts and long-term receivables, is based on determinations by insurance companies and discounted cash flows, as applicable.
(2) Based on quoted market prices for the same or similar issues, discounted cash flows and/or rates currently available to the Company for debt with similar terms and remaining maturities.
(3) Represents estimated amounts the Company would receive if agreements were settled, considering current market rates and the creditworthiness of the parties to the agreements.

         The Company has implemented an agreement to sell with limited recourse, on a continuing basis, current accounts receivable at a discount. The Company received $100 million for accounts receivable sold that remained outstanding at December 31, 1995. In 1993, the Company sold LNG project settlement receivables, with limited recourse. At December 31, 1995, $64.7 million remained outstanding on the LNG settlement receivables sold. In the opinion of management, the probability that the Company will be required to perform under these recourse provisions is remote.

         The following financial instruments have no book value associated with them and there are no fair values readily determinable since quoted market prices are not available: recourse provisions of the First Mortgage Notes (Note
8) and the LNG project settlement and trade receivable sales, the Northern Border Pipeline Company (Northern Border Pipeline) transportation agreement guarantee (Note 8) and the Petrolane Incorporated (Petrolane) lease indemnification (Note 11).
         The Company enters into certain financial instrument arrangements in order to reduce the market risks inherent in the operations of the business. As of December 31, 1995, the Company had outstanding a foreign currency exchange contract with a $54 million notional amount that reduces the impact of changes in currency exchange rates and interest rates on the Swiss Franc bonds. The contract expires in 1996 concurrent with maturity of the bonds and has the effect of fixing the currency exchange and interest rates for these 100 million Swiss Franc bonds at $0.54 per Swiss Franc and 9.26%, respectively. The long-term debt and the exchange contract valuation accounts are adjusted at the end of each period to reflect the current exchange rate.
         At December 31, 1995, the Company had two interest rate swaps for a total outstanding notional amount of approximately $64.7 million that were entered into as a result of the sale of the LNG project settlement receivables. Pursuant to these swaps, the Company makes payments to the counterparty at a rate based on LIBOR (London Interbank Offered Rates) and receives payments based on the FERC prime rate. The notional amount decreases as the outstanding balance of the settlement receivables decreases, and the swaps terminate in conjunction with collection of the receivables, which will be no later than 1998. Other interest expense is adjusted for the net amount of these swap receipts and payments.
         PRICE RISK MANAGEMENT. At December 31, 1995, the Company held or issued several instruments that reduce the Company's exposure to market fluctuations in the price and transportation costs of natural gas and petroleum products. The Company's market exposure arises from inventory balances and fixed-price purchase and sale commitments that extend for periods of up to 10 years which are entered into to support the Company's operating activities. The weighted average life of the Company's price risk portfolio was four months at December 31, 1995. The Company's general strategy is to hedge price and location risk with futures, swaps and options; however, net open positions in terms of price, volume and specified delivery point do occur. In addition to hedging activities, the Company also engages in the trading of such instruments. The Company manages open positions with strict policies which limit its exposure to market risk and require reporting potential financial exposure to management on a daily basis. These policies include risk tolerance limits using statistically-weighted price movements to calculate a daily earnings at risk (DEAR) as well as a total value at risk (VAR) measurement.
         Natural gas futures require the Company to buy or sell natural gas at a fixed price. Over-the-counter swap agreements require the Company to receive or make payments based on the difference between a specified price and the actual price of natural gas. The Company uses futures and swaps to manage margins on offsetting fixed-price purchase or sale commitments for physical quantities of natural gas. Natural gas options held to hedge price risk provide the right, but not the requirement, to buy or sell natural gas at a fixed price. The Company utilizes options to manage margins and to limit overall price risk exposure.
         At December 31, 1995 and 1994, the Company had outstanding futures, swaps and options for net purchases of 56.1 billion cubic feet (Bcf) and 36.5 Bcf of natural gas, respectively, which offset the risk of price fluctuations under fixed-price commitments to sell natural gas. Net positions of the Company for financial instruments held are as follows:

                                                          DECEMBER 31
                                               1995                            1994
                                  NOTIONAL           FAIR            NOTIONAL          FAIR
MILLIONS                           AMOUNT            VALUE            AMOUNT           VALUE
---------------------------------------------------------------------------------------------
Hedging activity                   $122.8            $107.4           $74.8            $64.4
Trading activity                     16.8              17.3            43.6             44.3

         The gains, losses and costs related to the hedging instruments described above are not recognized until the underlying physical transaction occurs. At December 31, 1995 and 1994, the Company had unrecognized net losses of $15.4 million and $10.4 million, respectively, related to financial instruments which are offset by corresponding unrecognized net gains from the Company's obligations to sell physical quantities of gas.
         During 1995 and 1994, the Company recognized gains of $10.5 million and $0.7 million, respectively, from risk management activities. The average fair values of net instruments held or issued for trading purposes was $12.3 million and $4.4 million during 1995 and 1994, respectively.

         MARKET AND CREDIT RISK. New York Mercantile Exchange (Exchange) traded futures and option contracts are guaranteed by the Exchange and have nominal credit risk. On all other transactions described above, the Company is exposed to credit risk in the event of nonperformance by the counterparties. For each counterparty, the Company analyzes their financial condition prior to entering into an agreement, establishes credit limits and monitors the appropriateness of these limits on an ongoing basis. The change in market value of Exchange-traded futures and options contracts requires daily cash settlement in margin accounts with brokers. Swap contracts and most other over-the-counter instruments are generally settled at the expiration of the contract term and may be subject to margin requirements with the counterparty. At December 31, 1995 and 1994, the Company had $14.3 million and $30.8 million, respectively, in margin cash accounts to service these financial instruments of which $2 million and $4.7 million, respectively, was available for general corporate purposes.
         The Company has a concentration of receivables due from customers throughout the United States and Canada. These include, among others, gas and electric utilities and their affiliates, as well as industrial customers. These concentrations of customers may affect the Company's overall credit risk in that certain customers may be similarly affected by changes in economic, regulatory or other factors. Trade receivables are generally not collateralized; however, the Company analyzes customers' credit positions prior to extending credit.

7. INVENTORY AND GAS IMBALANCES

A summary of inventory and supplies by category follows:


                                              DECEMBER 31
MILLIONS                                   1995        1994
------------------------------------------------------------
Gas held for resale                      $ 30.1      $  9.4
Crude oil                                  10.6        11.2
NGLs                                       11.2         2.3
Materials and operating supplies           83.9       101.2
                                       ---------------------
Total inventory and supplies             $135.8      $124.1
                                       =====================

         Inventory and supplies are recorded at the lower of cost or market using the average cost method and the last-in first-out method, and do not exceed recoverable cost. Materials and operating supplies includes gas held for operations.
         The consolidated balance sheet includes in-kind balances as a result of differences in gas volumes received and delivered. At December 31, 1995 and 1994, other current assets and other current liabilities included $29.1 million and $19.1 million (1995), and $35 million and $11.5 million (1994), respectively, for these imbalances.

8. INVESTMENTS

AFFILIATES
The Company has investments in the following companies that are accounted for using the equity method. These investments include undistributed earnings of $76.7 million in 1995 and $69.7 million in 1994 related to 50% or less owned entities.

INVESTMENTS IN AFFILIATES

                                                         DECEMBER 31
MILLIONS                              % OWNERSHIP      1995        1994
------------------------------------------------------------------------
National Methanol Company                 25.00      $ 54.9      $ 70.7
Northern Border Partners, L.P.             8.45        34.4        33.5
TEPPCO Partners, L.P.                     10.45        23.8        22.6
Midland Cogeneration Venture              14.34        20.6         9.1
Other affiliates                        Various        30.6        24.2
                                                   ---------------------
Total investments in affiliates                      $164.3      $160.1
                                                   =====================

EQUITY IN EARNINGS

                                             YEARS ENDED DECEMBER 31
MILLIONS                                  1995        1994        1993
------------------------------------------------------------------------
National Methanol Company                 $22.5       $26.2       $ 3.3
Northern Border Partners, L.P.              7.2         4.5        13.9
TEPPCO Partners, L.P.                       6.4         3.6         0.8
Midland Cogeneration Venture               11.6         2.8        (1.6)
Other affiliates                            2.9         3.8        (0.3)
                                        --------------------------------
Total equity in earnings                  $50.6       $40.9       $16.1
                                        ================================

         Distributions and dividends received amounted to $42.7 million, $11.7 million and $14.2 million in 1995, 1994 and 1993, respectively.
         Summarized combined balance sheet and income statement information of the entities that are accounted for using the equity method are as follows:

MILLIONS                                 1995        1994        1993
------------------------------------------------------------------------
ASSETS
Current assets                         $  506.3    $  525.1    $  396.0
Noncurrent assets                       4,280.2     4,453.0     4,506.7
                                      ----------------------------------
Total                                  $4,786.5    $4,978.1    $4,902.7
                                      ==================================

LIABILITIES AND EQUITY
Current liabilities                    $  395.2    $  424.2    $  356.4
Noncurrent liabilities                  3,239.7     3,609.7     3,734.4
Equity                                  1,151.6       944.2       811.9
                                      ----------------------------------
Total                                  $4,786.5    $4,978.1    $4,902.7
                                      ==================================

INCOME
Operating revenues                     $1,390.0    $1,221.9    $1,029.2
Operating expenses                        855.3       763.9       656.2
Net income                                264.4       226.8       103.4

         NATIONAL METHANOL COMPANY (NATIONAL METHANOL). National Methanol, doing business as Ibn Sina, is a joint venture that owns and operates a methanol plant and an MTBE (methyl tertiary butyl ether) plant in Jubail, Saudi Arabia. Both plants are among the largest such plants in the world, producing 900,000 metric tons of methanol and 800,000 metric tons of MTBE in 1995. Methanol is a chemical made principally from natural gas which is used as a feedstock for glues, paints, fibers and MTBE. MTBE is made from methanol and field butanes, and is used as a gasoline additive which causes gasoline to burn cleaner and more efficiently, thus reducing harmful vehicle emissions.
         NORTHERN BORDER PARTNERS, L.P. Northern Border Partners, L.P. is a master limited partnership (MLP) that owns 70% of Northern Border Pipeline, a partnership operating a pipeline transporting natural gas from Canada to the Midwest area of the United States. The Company has general partner interests as well as subordinated and common limited partnership interests, totaling 8.45%, in Northern Border Partners, L.P., and through the MLP, an effective 5.95% ownership interest in Northern Border Pipeline.
         During 1993, the Company sold 74% of its MLP limited partner units, resulting in a fourth quarter gain of $48.2 million ($28.7 million after tax). The Company received net proceeds of approximately $147 million that were used for the repayment of debt and general corporate purposes.
         Under the terms of a settlement related to a transportation agreement between PEPL and Northern Border Pipeline, PEPL guarantees payment to Northern Border Pipeline under a transportation agreement by an affiliate of Pan-Alberta Gas Limited. The transportation agreement requires estimated total payments of $163.4 million for the years 1996 through 2001. In the opinion of management, the probability that PEPL will be required to perform under this guarantee is remote.
         TEPPCO PARTNERS, L.P. TEPPCO Partners, L.P. is an MLP that owns and operates a petroleum products pipeline. A subsidiary partnership of the MLP has $349.5 million in First Mortgage Notes outstanding with recourse to the general partner, a subsidiary of PEC. These notes have annual principal payments due through 2010. In the opinion of management, the probability that the subsidiary of PEC will be required to perform under this recourse provision is remote.
         MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP (MCV). MCV converted an incomplete nuclear plant to a dual-purpose energy unit that uses natural gas to generate electricity and produce industrial process steam. The Company has a general partnership interest in MCV.
         OTHER INVESTMENTS
         Other investments include real estate holdings and financial instruments, such as insurance contracts and long-term receivables that are recorded at cost in the consolidated balance sheet.

9. PLANT, PROPERTY AND EQUIPMENT
A summary of plant, property and equipment by classification follows:

                                   DEPRECIATION          DECEMBER 31
MILLIONS                              % RATES          1995       1994
------------------------------------------------------------------------
Transmission                        1.60 - 6.67     $6,044.8   $5,796.9
Gathering                           1.30 - 6.67        511.9      449.1
Processing                          4.00 - 5.00        144.1      133.2
Underground storage                 1.87 - 3.50        488.3      465.2
LNG facilities                           -*            600.3      599.8
LNG vessels                         2.78 - 2.86        150.9      144.5
General plant                      2.53 - 33.33        318.5      302.7
Construction work
 in progress                            -              141.9      148.5
                                                   ---------------------
Total plant, property
 and equipment                                      $8,400.7   $8,039.9
                                                   =====================

* Modified unit-of-production method.

         A summary of plant, property and equipment, net of accumulated depreciation, by classification follows:

                                            DECEMBER 31
MILLIONS                                 1995        1994
------------------------------------------------------------
Transmission                           $3,798.4    $3,761.6
Gathering                                 208.1       120.5
Processing                                 97.9        91.9
Underground storage                       368.8       355.5
LNG project                               321.4       319.7
General plant                             213.3       210.1
Construction work in progress             141.9       148.5
                                      ----------------------
Net plant, property and equipment      $5,149.8    $5,007.8
                                      ======================

         The carrying value of LNG project assets is expected to be recovered through estimated future cash flows. Current estimates of future cash flows are based on significant business relationships and assumptions of future natural gas prices, supply availability and demand for LNG, which are subject to change.

10. DEBT AND CREDIT FACILITIES

A summary of long-term debt is as follows:

                                            DECEMBER 31
MILLIONS                                 1995        1994
-------------------------------------------------------------
PEC
8 5/8% debenture maturing 2025         $  100.0     $     -
Bonds
    7 3/4% revenue maturing 2022          328.0       328.0
    Swiss Franc (9.26%) maturing 1996      86.7        76.4
Notes
    Medium Term, Series A,
    8.5-9% maturing 1996-1997             139.0       139.0
    8 5/8% maturing 1999                  100.0       100.0
    7 1/4% maturing 2005                  100.0           -
Revolving Credit Agreement                    -       185.0
Unamortized Discount                       (5.8)       (9.7)
                                     ------------------------
    Total PEC                             847.9       818.7
                                     ------------------------

TETCO
Debentures
    10 1/8% maturing 2011                 100.0       100.0
    10% maturing 2011                     150.0       150.0
Notes
    10 3/8% maturing 2000                 200.0       200.0
    10% maturing 2001                     100.0       100.0
    8% maturing 2002                      100.0       100.0
    8 1/4% maturing 2004                  100.0       100.0
    Medium Term, Series A, 7.64-9.07%
    maturing 1999-2012                    100.0       100.0
Unamortized Discount                      (29.5)      (31.6)
                                     ------------------------
    Total TETCO                           820.5       818.4
                                     ------------------------

ALGONQUIN
Notes
    8.795-8.936% maturing 1996             50.0        50.0
    9.13% maturing 2001-2003              100.0       100.0
    Unamortized Discount                   (1.0)       (2.1)
                                     ------------------------
    Total Algonquin                       149.0       147.9
                                     ------------------------

PEPL
7 7/8% note maturing 2004                 100.0       100.0
Debentures
    9 7/8% maturing 1996                      -       125.0
    7.95% maturing 2023                   100.0       100.0
    7.2% maturing 2024                    100.0       100.0
Unamortized Discount                       (0.8)       (1.0)
                                     ------------------------
    Total PEPL                            299.2       424.0
                                     ------------------------

PANHANDLE GATHERING COMPANY
4% note maturing 1996                       4.5         4.5
                                     ------------------------

PANENERGY NATURAL GAS
Notes
    12.75% maturing 1995                      -         4.0
    9.55% maturing 1996-1999               55.0        55.0
    9% convertible maturing 1997-2004      10.0        10.0
    6.3% maturing 1999-2003                40.0        40.0
    9.9% maturing 2000-2003                45.0        45.0
Other                                       0.1         0.3
                                     ------------------------
    Total PanEnergy Natural Gas           150.1       154.3
                                     ------------------------

LESS CURRENT MATURITIES                  (179.6)       (4.1)
                                     ------------------------
TOTAL LONG-TERM DEBT                   $2,091.6    $2,363.7
                                     ========================

         The interest rates indicated were in effect on principal balances outstanding at December 31, 1995. Interest costs capitalized in 1995, 1994 and 1993 were $3.8 million, $4.6 million and $3.8 million, respectively.
         Required sinking fund and installment payments applicable to long-term debt are as follows:

           Millions
           -------------------------------
           1996                     $179.6
           1997                      145.8
           1998                       31.3
           1999                      188.3
           2000                      236.8

         PEC, TETCO and PEPL have effective shelf registration statements with the Securities and Exchange Commission for the issuance of $100 million each of unsecured debt securities. At December 31, 1995, the Company had $145 million of short-term borrowings from banks outstanding with a weighted average interest rate of 6.28%.
         CREDIT AGREEMENTS. PEC entered into two new variable-rate, bank credit agreements, dated January 31, 1996, that permit PEC to borrow up to $400 million under a five-year facility and $400 million under a 364-day facility. In conjunction with these new agreements, PEC canceled its previous $600 million agreement and both TETCO and PEPL canceled their combined $200 million agreements.

11. LEASES AND OTHER COMMITMENTS
The Company utilizes assets under operating leases in several areas of operations. Consolidated rental expense amounted to $34.7 million, $30.6 million and $28.7 million in 1995, 1994 and 1993, respectively. Minimum rental payments under the Company's various operating leases for the years 1996 through 2000 are $30 million, $26.3 million, $18.8 million, $15.6 million and $12.4 million, respectively. Thereafter, payments aggregate $52.1 million through 2011.
         In connection with the sale of Petrolane in 1989, TEC agreed to indemnify Petrolane against certain obligations for guaranteed leases and environmental matters. Certain of the lease obligations relate to Petrolane's divestiture of supermarket operations prior to its acquisition by TEC and as of December 31, 1995 total approximately $72.8 million over the remaining terms of the leases, which expire in 2006. In the opinion of management, the probability that TEC will be required to perform under this indemnity provision is remote.

12. COMMON STOCK
         STOCK ISSUANCES. On December 15, 1994, PEC issued 28.4 million shares of common stock in exchange for 100% of the common stock of PanEnergy Natural Gas. See Note 2. In June 1993, PEC sold 10 million shares of common stock priced at $21.25 per share, resulting in net proceeds to the Company of $204.5 million. Proceeds from the offering were applied towards the early redemption, also in June, of $176 million of outstanding debentures.
         STOCK OPTIONS. Transactions under various stock option and incentive plans are summarized as follows:

                                                    SHARES          OPTION PRICES
-----------------------------------------------------------------------------------
Outstanding Dec. 31, 1993                          1,761,207       $12.19 - $30.63
    Granted                                          337,300        20.00 -  24.25
    Exercised                                        (60,737)       12.19 -  19.06
    Expired                                          (33,666)       16.38 -  30.63
    PanEnergy Natural Gas*                         1,574,546        10.13 -  18.07
                                                 ------------
Outstanding Dec. 31, 1994                          3,578,650        10.13 -  30.63
    Granted                                          919,350        20.88 -  24.56
    Exercised                                     (1,030,033)       10.13 -  25.31
    Expired                                          (59,469)       16.38 -  30.63
                                                 ------------
OUTSTANDING DEC. 31, 1995                          3,408,498        10.13 -  30.63
                                                 ============
Exercisable at December 31
    1993                                             911,707       $12.19 - $30.63
    1994                                           2,863,183        10.13 -  30.63
    1995                                           2,293,308        10.13 -  30.63

* Represents conversion of stock options outstanding of PanEnergy Natural Gas into equivalent PEC options.

         STOCK AWARDS. Under the Company's 1990 Long Term Incentive Plan, there were 3 million shares of PEC common stock reserved for issuance to key employees. Awards representing 92,600 and 114,750 common shares, along with dividend equivalents, were granted to key employees during 1991 and 1990, respectively. Common shares are issued over a period of two to six years pursuant to these awards. In addition, in 1993 and 1991, respectively, 300,000 and 40,000 common shares were issued as restricted stock awards, with restrictions being removed over periods of three and four years, respectively. Pursuant to the merger of PanEnergy Natural Gas with PEC, all restrictions were removed in 1994 and 1995 on approximately 106,900 equivalent PEC shares that had been previously issued under a PanEnergy Natural Gas incentive plan.
         CONVERTIBLE DEBT. The Company's 9% convertible notes entitle the holders, at their option, to convert the notes into 451,875 shares of PEC common stock. This conversion right contains various anti-dilution provisions, including a provision to adjust the conversion rate if PEC sells shares at a price less than the current market price. See Note 10.
         RESTRICTIONS ON DIVIDENDS. Under the most restrictive covenants contained in the Company's debt agreements, $899.9 million of PEC's consolidated common stockholders' equity was available for the payment of dividends at December 31, 1995.

13. ENVIRONMENTAL MATTERS
         TETCO. TETCO is currently conducting PCB (polychlorinated biphenyl) assessment and cleanup programs at certain of its compressor station sites under conditions stipulated by a U.S. Consent Decree. The programs include on- and off-site assessment, installation of on-site source control equipment and groundwater monitoring wells, and on- and off-site cleanup work. TETCO expects to complete the cleanup programs at up to 89 sites in as many as 14 states by 1998. Groundwater monitoring activities will continue beyond 1998.
         In addition, TETCO has been conducting PCB cleanup work at certain on- and off-site areas pursuant to separate agreements with the states of Pennsylvania and New Jersey. These agreements generally impose cleanup levels that are more stringent than those required by the U.S. Consent Decree.
         In 1987, the Commonwealth of Kentucky instituted suit in state court against TETCO, alleging improper disposal of PCBs at TETCO's three compressor station sites in Kentucky. This suit, which is still pending, seeks penalties for violations of Kentucky environmental statutes. The Company previously established a reserve for potential fines and penalties. In 1991, TETCO and the Commonwealth executed a consent order in which TETCO agreed to perform site assessments at its sites in Kentucky, and this work has been substantially completed. TETCO completed cleanup of one of its Kentucky sites in 1994, another in 1995 and intends to complete the final site in 1996.
         At December 31, 1995 and 1994, TETCO had current and long-term liabilities recorded of $44.9 million and $168.3 million (1995) and $56.4 million and $289.1 million (1994), respectively, for remaining estimated cleanup costs. These cost estimates represent gross cleanup costs expected to be incurred by TETCO, have not been discounted or reduced by customer recoveries and do not include fines, penalties or third-party claims. Estimated liabilities for remaining PCB cleanup costs were reduced by $77.6 million in the fourth quarter 1995 as a result of lower-than-projected cleanup costs incurred on completed sites. TETCO is recovering 57.5% of cleanup costs in rates pursuant to a stipulation and agreement approved by FERC in 1992. As a result of the reduction in estimated cleanup costs, the related regulatory assets were reduced $44.6 million. TETCO's share of the cleanup estimate was lowered which resulted in a $33 million decrease to operating expenses ($21.5 million after tax). At December 31, 1995 and 1994, TETCO had current and long-term regulatory assets recorded of $17 million and $101.7 million (1995) and $18.6 million and $177.1 million (1994), respectively, representing costs to be recovered from customers.

         PEPL AND TRUNKLINE. The Company has identified environmental contamination at up to 53 sites on the PEPL and Trunkline systems and is undertaking cleanup programs at these sites. The contamination resulted from the past use of lubricants containing PCBs and the prior use of wastewater collection facilities and other on-site disposal areas. Soil and sediment testing, to date, has detected no significant off-site contamination. The Company has communicated with the Environmental Protection Agency and appropriate state regulatory agencies on these matters. In August 1995, Trunkline entered into a consent order under a cleanup program with the Tennessee Department of Environment and Conservation for the cleanup of its Tennessee facility. Cleanups in other states by PEPL and Trunkline are also proceeding. The environmental cleanup programs are expected to continue until 2002.
         At December 31, 1995 and 1994, the Company had undiscounted liabilities recorded of $68.9 million and $70 million, respectively, relating to PEPL and Trunkline PCB, wastewater and disposal area cleanup programs and had regulatory assets recorded of $79.2 million and $82.4 million, respectively, representing costs to be recovered from customers.
         The federal and state cleanup programs are not expected to interrupt or diminish the Company's ability to deliver natural gas to customers. The Company believes the ultimate resolution of matters relating to the environmental issues discussed above will not have a material adverse effect on consolidated results of operations or financial position.

14. LITIGATION
In connection with a rupture and fire that occurred on TETCO's 36-inch natural gas pipeline on March 23, 1994 in Edison, New Jersey, claims have been made and numerous lawsuits have been filed in the Superior Court of New Jersey, Middlesex County against TETCO and other private and governmental entities by or on behalf of hundreds of individuals and general businesses. These claimants seek compensatory damages for personal injuries and/or property losses, as well as punitive damages. The property insurers of an apartment complex adjacent to the asphalt plant where the rupture occurred also have filed suits against TETCO and other defendants in Superior Court seeking to recover amounts paid under pertinent policies of insurance. Quality Materials, Inc., the owner of the asphalt plant, has filed suit in the U.S. District Court for the District of New Jersey against TETCO seeking to recover unspecified property damages, lost income and punitive damages. TETCO has filed a counterclaim against Quality Materials, Inc.
         The findings of an investigation of the incident by the Company and the National Transportation Safety Board (NTSB) indicate third-party damage to be the cause of the rupture. Additionally, an NTSB report found that TETCO's pipeline operations met or exceeded federal safety regulations. The Company recorded a $5 million after-tax charge in 1994 for costs related to this incident that are not recoverable under the Company's insurance policies.
         On August 30, 1995, two plaintiffs filed a lawsuit with class action allegations in the 58th Judicial District Court, Jefferson County, Texas, against PEC, TEC and TETCO, among other defendants. Plaintiffs seek recovery of compensatory and punitive damages, in unspecified amounts, for personal injuries and property damage resulting from alleged exposure to PCBs. Additionally, TETCO, as well as certain other PEC subsidiaries in some of the cases, are defendants in several other private plaintiff suits in various courts. These suits seek relief for actual and punitive damages that allegedly resulted from the release of PCBs and other hazardous substances in violation of federal and state laws.
         The Company expects the resolution of all the above matters will not have a material adverse effect on consolidated results of operations or financial position.
         The Company is also involved in various other legal actions and claims arising in the normal course of business. Based upon its current assessment of the facts and the law, management does not believe that the outcome of any such action or claim will have a material adverse effect upon the consolidated financial position of the Company. However, these actions and claims in the aggregate seek substantial damages against the Company and are subject to the uncertainties inherent in any litigation. The Company is defending itself vigorously in all the above suits.

15. PENSION AND OTHER BENEFITS
         PENSION BENEFITS. PEC has a non-contributory trusteed pension plan covering certain employees with a minimum of one year vesting service. The plan provides pension benefits (i) for eligible employees of certain subsidiaries that are generally based on an employee's years of benefit accrual service and highest average eligible earnings, and (ii) commencing January 1, 1995, for eligible employees of certain other subsidiaries that are generally based on the employee's actual eligible earnings and accrued interest. The Company's policy is to fund amounts, as necessary, on an actuarial basis to provide assets sufficient to meet benefits to be paid to plan members.

         The components of the net pension benefit are as follows:

                                              YEARS ENDED DECEMBER 31
MILLIONS                                  1995        1994         1993
-------------------------------------------------------------------------
Actual return on plan assets             $159.8    $   (2.1)    $  73.6
Amount deferred                           (93.4)       67.4       (13.4)
                                       ----------------------------------
Expected return on plan assets             66.4        65.3        60.2
Service cost benefits earned
    during the period                     (11.4)      (12.4)      (10.7)
Interest cost on projected
    benefit obligations                   (36.8)      (35.8)      (35.0)
Net amortization                            2.9         2.9         2.7
                                       ----------------------------------
Net pension benefit                      $ 21.1     $  20.0     $  17.2
                                       ==================================

         The following sets forth the pension plan's funded status and the net asset recognized by the Company:

                                                         DECEMBER 31
MILLIONS                                             1995         1994
------------------------------------------------------------------------
Plan assets at fair value
    (principally common stock and
    fixed income securities)                         $790.0      $676.9
                                                   ---------------------
Actuarial present value of
    benefit obligations:
       Vested                                         363.1       335.7
       Nonvested                                       17.6        14.9
                                                   ---------------------
    Accumulated obligations                           380.7       350.6
    Effects of projected future
       compensation levels                            107.5        85.1
                                                   ---------------------
    Projected obligations                             488.2       435.7
                                                   ---------------------
Plan assets in excess of
    projected obligations                             301.8       241.2
Unrecognized net asset                                (41.7)      (46.4)
Unrecognized net loss (gain)                          (23.0)       21.0
Unrecognized prior service cost                        22.2        24.0
                                                   ---------------------
Prepaid pension                                      $259.3      $239.8
                                                   =====================

         Assumptions used in the Company's pension accounting are as follows:

                                                    DECEMBER 31
                                           1995        1994       1993
-----------------------------------------------------------------------
Discount rate                               7.5%        8.5%       7.5%
Rate of increase in
    compensation levels                     5.0         5.0        5.0
Expected long-term rate of
    return on plan assets                   9.5         9.5        9.5

         The Company also sponsors employee savings plans which cover substantially all employees. The Company expensed plan contributions of $12.9 million, $13 million and $12.2 million in 1995, 1994 and 1993, respectively.
         OTHER POSTRETIREMENT BENEFITS. The Company's postretirement benefits consist of certain health care and life insurance benefits. Substantially all employees of certain subsidiaries may become eligible for these benefits when they reach retirement age while working for such companies and have attained 10 years of specified service. The benefits are provided through contributory and noncontributory trusteed benefit plans.
         The Company accrues such benefit costs over the active service period of employees to the date of full eligibility for the benefits. The net unrecognized transition obligation, resulting from the implementation of accrual accounting, is being amortized over approximately 20 years commencing with 1993.
         It is the Company's general policy to fund accrued postretirement health care costs. The retiree life insurance plan is fully funded based on actuarially-determined requirements. FERC policy generally allows, subject to individual pipeline proceedings, for current rate recovery of funded accrued postretirement benefit costs including amortization of the transition obligation. Pending FERC approval for recovery, the Company's pipelines have deferred certain postretirement benefit costs.
         The components of the net postretirement benefits cost are as follows:

                                            YEARS ENDED DECEMBER 31
MILLIONS                                  1995        1994        1993
------------------------------------------------------------------------
Actual return on plan assets             $ 14.9      $  0.3      $  4.4
Amount deferred                            (8.9)        5.3         0.5
                                       ---------------------------------
Expected return on plan assets              6.0         5.6         4.9
Service cost benefits earned
  during the period                        (1.7)       (2.2)       (1.6)
Interest cost on accumulated
  obligations                             (16.3)      (15.6)      (15.0)
Net amortization and deferral              (2.7)       (2.9)       (2.9)
                                       ---------------------------------
Net postretirement benefits cost         $(14.7)     $(15.1)     $(14.6)
                                       =================================

    The following sets forth the postretirement benefit plans' funded status and the net liability recognized by the Company:

                                                        DECEMBER 31
MILLIONS                                             1995         1994
------------------------------------------------------------------------
Accumulated postretirement
    benefit obligations:
       Retirees                                     $(182.9)    $(162.1)
       Fully eligible active plan participants         (2.5)       (2.6)
       Other active plan participants                 (37.2)      (30.7)
                                                  ----------------------
       Accumulated obligations                       (222.6)     (195.4)
Plan assets at fair value*                             86.4        67.4
                                                  ----------------------
Accumulated obligations in excess
    of plan assets                                   (136.2)     (128.0)
Unrecognized transition obligations                   101.4       106.9
Unrecognized net loss                                  26.7        11.6
                                                  ----------------------
Net postretirement benefits liability               $  (8.1)    $  (9.5)
                                                  ======================

* Principally common stocks, corporate bonds and U.S. government and agency bonds.

         The assumed health care cost trend rate used to estimate postretirement benefits was 9% for 1996. The health care cost trend rate is expected to decrease, with a 5.5% ultimate trend rate expected to be achieved by 1999. The effect of a 1% increase in the assumed health care cost trend rate for each future year is $0.7 million on the annual aggregate of the service and interest cost components of net periodic postretirement benefit cost and $9.4 million on the accumulated postretirement benefit obligation at December 31, 1995. Other assumptions used in postretirement benefit accounting are as follows:

                                                    December 31
                                           1995        1994        1993
------------------------------------------------------------------------
Discount rate                               7.5%        8.5%        7.5%
Rate of increase in
 compensation levels                        5.0         5.0         5.0
Expected long-term rate
 of return on plan assets                   9.5         9.5         9.5
Assumed tax rate, health care
 portion only                              39.6        39.6        39.6

         OTHER POSTEMPLOYMENT BENEFITS. The Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1994. This standard requires accruals for benefits provided by the Company to certain former or inactive employees. The Company's pipelines have received permission from FERC to defer such costs, pending resolution of present and future rate filings requesting recovery. The earnings impact of this change in accounting policy was not significant.

PANENERGY CORP AND SUBSIDIARIES

CONSOLIDATED QUARTERLY FINANCIAL DATA

                                                                          QUARTERS ENDED
                                                 ----------------------------------------------------------------
1995    MILLIONS, EXCEPT PER SHARE AMOUNTS          MARCH 31        JUNE 30           SEPT. 30        DEC. 31
-----------------------------------------------------------------------------------------------------------------
INCOME   Operating revenues                        $ 1,232.1        $ 1,283.3        $ 1,133.7        $ 1,318.4
         Operating expenses                          1,055.4          1,122.3            975.1          1,146.0
                                                 ----------------------------------------------------------------
         Operating income                              176.7            161.0            158.6            172.4
         Other income, net of deductions                22.9             13.9             22.3             15.1
         Interest expense                               60.8             62.6             57.9             60.2
                                                 ----------------------------------------------------------------
         Income before income tax                      138.8            112.3            123.0            127.3
         Income tax                                     54.7             44.8             49.4             48.9
                                                 ----------------------------------------------------------------
         Net income                                $    84.1        $    67.5        $    73.6        $    78.4
-----------------------------------------------------------------------------------------------------------------
COMMON   Average common shares outstanding             149.2            149.5            149.9            150.1
SHARES   Earnings per common share                 $    0.56        $    0.45        $    0.49        $    0.52
=================================================================================================================

1994
-----------------------------------------------------------------------------------------------------------------
INCOME   Operating revenues                        $ 1,147.7        $ 1,144.8        $ 1,124.2        $ 1,168.4
         Operating expenses                            983.8            998.9            987.5          1,029.6(1)
                                                 ----------------------------------------------------------------
         Operating income                              163.9            145.9            136.7            138.8
         Other income, net of deductions                 3.4             11.4              9.4             22.1
         Interest expense                               58.2             60.4             60.3             66.1
                                                 ----------------------------------------------------------------
         Income before income tax                      109.1             96.9             85.8             94.8
         Income tax                                     44.3             40.8             34.7             41.6
                                                 ----------------------------------------------------------------
         Net income                                $    64.8        $    56.1        $    51.1        $    53.2(1)
-----------------------------------------------------------------------------------------------------------------
COMMON   Average common shares outstanding             148.1            148.6            149.0            149.1
SHARES   Earnings per common share                 $    0.44        $    0.38        $    0.34        $    0.36
=================================================================================================================

(1) Includes nonrecurring merger costs of $16.2 million ($14.2 million after tax).

PANENERGY CORP AND SUBSIDIARIES

SUMMARY OF SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

                                                                          YEARS ENDED DECEMBER 31
                                                    ---------------------------------------------------------------------
         MILLIONS, EXCEPT PER SHARE AMOUNTS              1995         1994          1993             1992         1991
-------------------------------------------------------------------------------------------------------------------------
INCOME      OPERATING REVENUES                        $ 4,967.5     $ 4,585.1    $ 4,302.0        $ 3,881.3(1) $ 3,409.5
            COSTS AND EXPENSES
              Natural gas and petroleum
                products purchased                      3,131.2       2,829.4      2,575.6          2,058.9      1,773.1
              Operating and maintenance                   598.4         570.6        663.8(2)         577.1        561.9
              Depreciation and amortization               279.0         257.0        250.8            258.9        268.8
              Other costs and expenses                    290.2         342.8 (3)    320.0            337.9        345.1
                                                    ---------------------------------------------------------------------

            OPERATING INCOME                          $   668.7     $   585.3    $   491.8        $   648.5    $   460.6

            INTEREST EXPENSE                          $   241.5     $   245.0    $   282.5        $   307.2(1) $   344.6

            NET INCOME                                $   303.6     $   225.2(3) $   171.6(2)(4)  $   202.0(1) $    99.4

            AVERAGE COMMON SHARES OUTSTANDING             149.7         148.7        142.4(5)         134.6        122.5

            EARNINGS PER COMMON SHARE                 $    2.03     $    1.51    $    1.21        $    1.50    $    0.81

            DIVIDENDS PER COMMON SHARE                $   0.885     $    0.84    $    0.80        $    0.80    $    0.80
-------------------------------------------------------------------------------------------------------------------------

BALANCE     PLANT, PROPERTY AND EQUIPMENT             $ 8,400.7     $ 8,039.9    $ 7,523.4        $ 7,360.2    $ 7,092.5
SHEET       Accumulated depreciation and amortization  (3,250.9)     (3,032.1)    (2,826.7)        (2,753.8)    (2,658.3)
                                                    ---------------------------------------------------------------------
            Net plant, property and equipment         $ 5,149.8     $ 5,007.8    $ 4,696.7        $ 4,606.4    $ 4,434.2

            TOTAL ASSETS                              $ 7,627.3     $ 7,507.5    $ 7,607.8        $ 7,714.9    $ 7,441.5

            CAPITAL STRUCTURE
              Long-term debt due within one year      $   179.6     $     4.1    $    66.5        $   196.3    $   224.7
              Notes payable                               145.0             -         18.4             41.7            -
              Long-term debt                            2,091.6       2,363.7      2,085.5          2,615.6      2,372.4
              Common stockholders' equity               2,227.3       2,035.2      1,879.4          1,556.8      1,406.3
                                                    ---------------------------------------------------------------------

            TOTAL CAPITALIZATION                      $ 4,643.5     $ 4,403.0    $ 4,049.8        $ 4,410.4    $ 4,003.4

            BOOK VALUE PER COMMON SHARE               $   14.83     $   13.65    $   12.73        $   11.47    $   10.61

            DEBT TO CAPITALIZATION RATIO                    52%           54%          54%              65%          65%
-------------------------------------------------------------------------------------------------------------------------

CASH FLOWS  OPERATING CASH FLOW                       $   573.1     $   448.0    $   769.5        $   147.6    $   358.2

            CAPITAL EXPENDITURES                      $   433.1     $   555.3    $   366.8        $   356.0    $   284.1
            Investment Expenditures                         9.2           8.4            -              1.8            -
                                                    ---------------------------------------------------------------------
            Total                                     $   442.3     $   563.7    $   366.8        $   357.8    $   284.1
-------------------------------------------------------------------------------------------------------------------------

OPERATING   NATURAL GAS TRANSMISSION VOLUMES, Bcf(6)      2,629         2,498        2,400            2,378        2,130

            ENERGY SERVICES VOLUMES
              Natural gas gathered/processed, Bcf/d(7)      1.9           1.6          1.4              1.2          1.1
              Natural gas marketed, Bcf/d(8)                3.5           2.7          2.1              1.7          1.2
              NGL production, thousand barrels/day         54.8          49.4         42.0             32.6         25.2
=========================================================================================================================

(1) Includes revenues for the LNG project settlement of $88.6 million and $17.5 million in reduced interest expense ($57.7 million after tax).
(2) Includes a $100 million charge ($60.2 million after tax) reflecting TETCO's settlement of Order 636 implementation and other issues.
(3) Includes nonrecurring merger costs of $16.2 million ($14.2 million after tax).
(4) Includes a gain of $48.2 million ($28.7 million after tax) resulting from the sale of a partial interest in Northern Border Partners, L.P.
(5)  Includes the issuance of 10 million shares of common stock in June 1993.
(6)  Billion cubic feet at 14.73 pounds per square inch atmospheric pressure.
(7)  Billion cubic feet per day.
(8)  Includes Gas and Power Services volumes only.

           See the Notes to Consolidated Financial Statements for a discussion of material contingencies

PanEnergy Corp. Common Stock Data by Quarters


                                                             Dividends Paid
1995 Quarters                        High           Low         Per Share
----------------------------------------------------------------------------
First                               $23 1/4       $18 3/4        $0.210
----------------------------------------------------------------------------
Second                               25 7/8        22 7/8         0.225
----------------------------------------------------------------------------
Third                                27 1/2        23 3/8         0.225
----------------------------------------------------------------------------
Fourth                               28 7/8        24 3/8         0.225
============================================================================


1994 Quarters
----------------------------------------------------------------------------
First                               $25 1/2       $20 5/8        $0.21
----------------------------------------------------------------------------
Second                               22 1/4        18 1/4         0.21
----------------------------------------------------------------------------
Third                                23 1/2        19 1/2         0.21
----------------------------------------------------------------------------
Fourth                               23 5/8        19 1/2         0.21
============================================================================

* PanEnergy's common stock is listed for trading under the symbol PEL on the New York and Pacific Stock Exchanges.

* There were 26,911 stockholder accounts at December 31, 1995.

* See Page 35 for an explanation of the dividend policy and Note 12 of the Notes to Consolidated Financial Statements on Page 51 for a discussion of restrictions on dividends.

Debt Ratings

                 Moody's            Standard           Duff           Fitch
                Investors              &                &           Investors
                 Service             Poor's           Phelps         Service
------------------------------------------------------------------------------
TETCO             Baa1                BBB              BBB+            BBB+

PEPL              Baa1                BBB              BBB+            BBB+

PEC               Baa2                BBB-             BBB             BBB

                                                          APPENDIX TO EXHIBIT 13

                        PANENERGY CORP AND SUBSIDIARIES
                   Descriptions of Graphics Contained Within
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

Located on page 26, a bar chart titled "Capital/Investment Expenditures" depicts capital and investment expenditures for the years 1993, 1994 and 1995. Each bar contains two sections, representing Market Expansion and Other as follows: $160 million and $207 million (1993); $412 million and $152 million
(1994); and $260 million and $182 million (1995), respectively. The following caption appears below the chart: "Market-expansion projects again represented the majority of capital spending in 1995."

Located on page 27, a bar chart titled "Natural Gas Transmission Transportation Revenue" depicts transportation revenue for the years 1993, 1994 and 1995. Each bar contains two sections, representing the demand and commodity portions as follows: $706 million and $360 million (1993); $1,086 million and $223 million
(1994); and $1,121 million and $234 million (1995), respectively. The following caption appears below the chart: "Transportation revenue increased upon elimination of merchant services and has remained steady since."

Located on page 29, a bar chart titled "Energy Services Revenues" depicts operating revenues of $2,452 million, $2,953 million and $3,448 million for the years 1993, 1994 and 1995, respectively. The following caption appears below the chart: "Increased natural gas and crude oil marketed volumes continue to add to revenue growth."

Located on page 31, a bar chart titled "Interest Expense" depicts interest expense for the years 1993, 1994 and 1995. Each bar contains two sections, representing interest expense on Long-term debt and Other as follows: $252 million and $31 million (1993); $218 million and $27 million (1994); and $225 million and $17 million (1995), respectively. The following caption appears below the chart: "Interest expense has declined as the Company's financial position improved."

Located on page 34, a bar chart titled "Capital/Investment Expenditures" depicts capital and investment expenditures for the years 1993, 1994 and 1995. Each bar contains sections representing the Natural Gas Transmission segment, the Energy Services segment and Other. The sections of the bars are proportioned, in the order previously described, as follows: $292 million, $72 million and $3 million (1993); $303 million, $255 million and $6 million
(1994); and $227 million, $202 million and $13 million (1995), respectively. The following caption appears below the chart: "Significant Energy Services capital expenditures have fueled the group's growth."

Located on page 35, a bar chart titled "Capitalization" depicts capitalization as of December 31, 1993, 1994 and 1995. Each bar contains two sections, representing Debt and Equity as follows: $2,171 million and $1,879 million
(1993); $2,368 million and $2,035 million (1994); and $2,416 million and $2,227 million (1995), respectively. The following caption appears below the chart:
"Debt as a percentage of capitalization dropped to 52% in 1995."