Form 10-K, Exhibit 13
period 1996-12-31
PANENERGY CORP
filed 1997-03-26
CIK 351696

                                                                   EXHIBIT 13

PANENERGY CORP AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following information is provided to facilitate increased understanding of the 1996, 1995 and 1994 consolidated financial statements and accompanying notes of PanEnergy Corp (PanEnergy) and its subsidiaries (the Company). The discussion of the Company's ''Operating Environment and Outlook'' addresses key trends and future plans. Material period- to-period variances in the consolidated statement of income are discussed under ''Results of Operations.'' The ''Capital Resources, Liquidity and Financial Position'' section analyzes cash flows and financial position. Throughout these discussions, management addresses items that are reasonably likely to materially affect future earnings or liquidity.

OPERATING ENVIRONMENT AND OUTLOOK

   The restructuring of the natural gas industry under Federal Energy Regulatory Commission (FERC) Order 636 and the electric power industry under FERC Order 888 has created additional growth opportunities for the Company. Increasingly, companies in these industries are combining to form full-service energy enterprises. On November 25, 1996, PanEnergy and Duke Power Company (Duke Power), one of the nation's largest and lowest-cost investor-owned electric utilities, announced a definitive merger agreement for a tax-free, stock-for-stock transaction. The merger is conditioned upon, among other things, the approval of PanEnergy and Duke Power shareholders, and approvals of appropriate state and federal regulatory agencies. The Company anticipates that the stockholder and regulatory approvals can be completed within 12 months. At closing, Duke Power will change its name to Duke Energy Corporation (Duke Energy) and PanEnergy will become a wholly-owned subsidiary of Duke Energy. The merger will create an integrated energy and energy services provider, with the ability to offer physical delivery and management of both natural gas and electricity throughout the country.

   The Energy Services segment of the Company, which includes the Field Services and the Gas and Power operating groups, continued to grow through acquisitions, expansions and joint ventures in 1996 and is expected to continue this growth in 1997 and beyond. The Field Services group, which gathers, aggregates, stores and processes natural gas and also markets natural gas liquids (NGLs), continued to add significant processing and gathering facilities. The Company in 1996 acquired Mobil's interest in certain natural gas gathering, processing and related assets for approximately $300 million and purchased a general partnership interest in Dauphin Island Gathering Partners, which owns a natural gas gathering system in the Gulf of Mexico. In addition, in November 1996, Field Services completed the acquisitions of a 300-mile natural gas gathering system in south Texas and a 500-mile intrastate gathering pipeline system in northern Louisiana.

   The Gas and Power Services group also experienced significant growth during the year. On August 1, 1996, PanEnergy and Mobil Corporation (Mobil) combined their marketing operations to form a new marketing company (PTMS) which conducts business as PanEnergy Trading and Market Services, L.L.C. in the United States and as PanEnergy Marketing L.P. in Canada. PanEnergy owns 60% of PTMS and, upon completion of the merger with Duke Power, expects to combine PTMS operations with Duke/Louis Dreyfus, which is currently the second largest marketer of electricity in the nation.

                    [CAPITAL/INVESTMENT EXPENDITURES GRAPH]

   To capitalize on opportunities created by FERC Order 888, in August 1996, the Company formed a partnership with Associated Electric Cooperative, Inc. to construct a 250-megawatt, gas fired, combined cycle power plant in southeastern Missouri and to jointly market the plant's generation. In addition, the Company in October 1996 acquired a 32.5% interest in United American Energy Corp., an independent power producer engaged in the ownership and management of energy assets. The Company plans to participate further in the open-access electric market by providing expanded energy options to customers.

   The Natural Gas Transmission segment, which consists of Texas Eastern Transmission Corporation (TETCO), Algonquin Gas Transmission Company (Algonquin), Panhandle Eastern Pipe Line Company (PEPL) and Trunkline Gas Company (Trunkline), continues to advance projects that provide expanded services to meet the specific needs of customers. The pipelines offer selective discounting to maximize revenues from existing capacity.

   TETCO announced two projects that reflect the growing trend of pipeline companies working together to more efficiently increase service to markets. In June 1996, TETCO filed with FERC to construct and lease firm transportation capacity to Columbia Gas Transmission Corp., starting in 1997 with full volumes flowing in 1999 for 15 years. In another project, previously called WinterNet, TETCO will lease firm transportation capacity to CNG Transmission Corporation beginning in 1997, reaching full volumes in 2000 under a 22-year agreement.

   To meet growing New England demand for flexible natural gas storage and peak delivery services, Algonquin LNG, Inc. (Algonquin LNG) filed with FERC in May 1996 to expand its capacity. The expansion, serving the EnergyPlus Project, includes installing liquefaction and gasification facilities, purchasing two pipelines and constructing another to connect with the Algonquin system. Also during 1996, Algonquin filed with FERC to construct a lateral pipeline to provide firm transportation service to an electric generation plant in Connecticut in 1997; while Trunkline filed with FERC for a $50 million expansion of its Terrebonne system, with a planned 1998 in-service date, targeting expanding natural gas production in the Gulf of Mexico.

   In July 1996, FERC gave preliminary approval for Phase I of the Maritimes & Northeast Pipeline Project (Maritimes) and in the fall of 1996, the Maritimes' partners filed with FERC and the National Energy Board of Canada to construct approximately 730 miles of pipeline under Phase II of the project. This pipeline will deliver natural gas from a major new natural gas supply basin offshore
Nova Scotia to emerging markets in Canadian Maritimes provinces and Northeast markets as early as November 1999. Transportation service for customers in New Hampshire and Maine could begin as early as 1998 under Maritimes' Phase I construction.

   During 1996, preliminary work began and financial closing was reached for an integrated gas and power project to be located near Aguaytia, Peru in which the Company owns a 24% interest. The Company plans to continue to pursue strategic opportunities that emerge, in the U.S. and internationally, via joint ventures, expansion projects and acquisitions in both the Natural Gas Transmission and Energy Services segments. These opportunities are expected to increase as the Company combines its natural gas expertise with the electric power capabilities of Duke Power.

RESULTS OF OPERATIONS

   The continued strong performance of the Natural Gas Transmission segment and the growing Energy Services segment helped the Company achieve a 13% increase in net income in 1996 as compared to 1995. The Company reported 1996 consolidated income of $361.1 million, or $2.39 per share, before an extraordinary item, and net income of $344.4 million, or $2.28 per share. This compares with consolidated net income in 1995 of $303.6 million, or $2.03 per share, and $225.2 million, or $1.51 per share, in 1994.

EARNINGS BEFORE INTEREST AND TAX ANALYSIS

EARNINGS BEFORE INTEREST AND TAX BY BUSINESS GROUP

    MILLIONS                                          1996        1995       1994
--------------------------------------------------------------------------------------
   Natural Gas Transmission
       TETCO                                          $327.7     $297.8      $258.4
       Algonquin                                        72.4       74.8        67.1
       PEPL                                            149.3      149.2       148.8
       Trunkline                                        46.8       47.9        47.3
                                                      --------------------------------
       Total                                           596.2      569.7       521.6
                                                      --------------------------------

   Energy Services
       Field Services                                  133.0       91.3        51.2
       Gas and Power Services                           49.0       17.2        16.9
       Crude Oil                                        10.3        8.8         9.1
                                                      --------------------------------
       Total                                           192.3      117.3        77.2
                                                      --------------------------------

   Other Operations                                     26.0(1)    48.1        16.4(2)
                                                      --------------------------------

   Consolidated Earnings
    Before Interest and Tax                           $814.5     $735.1      $615.2
======================================================================================

   (1) Includes expenses incurred of $7.6 million for the pending merger with Duke Power.
   (2) Includes nonrecurring expenses of $16.2 million for the Associated Natural Gas Corporation merger.

   The rate of inflation in the United States has been relatively low in 1996 and recent years, and has not had a material impact on the Company. Under the ratemaking process applicable to regulated portions of the Company's business, recovery of plant costs through depreciation and the allowed return on plant investment is limited to historical cost, which is significantly less than current replacement cost.

   Included in the amounts discussed below are intercompany transactions that do not impact consolidated earnings before interest and tax.

NATURAL GAS TRANSMISSION

   Earnings before interest and tax from the Natural Gas Transmission segment totaled $596.2 million in 1996, representing a $26.5 million increase from 1995, which was $48.1 million higher than 1994 results.

   TETCO, Algonquin, Algonquin LNG, PEPL and Trunkline are subject to the accounting requirements of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." Accordingly, certain costs have been deferred as regulatory assets for amounts recoverable from customers, including costs related to environmental matters, Order 636 transition, certain employee benefits and the early retirement of debt. The Company regularly evaluates the continued applicability of

SFAS No. 71, considering such factors as regulatory changes and the impact of competition.

TEXAS EASTERN TRANSMISSION CORPORATION

    MILLIONS                                               1996        1995       1994
-----------------------------------------------------------------------------------------
   Revenue                                                 $913.6     $874.4      $826.7
   Operating Expenses                                       447.2      436.4       420.9
   Depreciation and Amortization                            145.8      143.9       141.1
   Other Income, Net of Deductions                            7.1        3.7        (6.3)
                                                           ------------------------------
   EARNINGS BEFORE
       INTEREST AND TAX                                    $327.7     $297.8      $258.4
=========================================================================================

   VOLUMES, TBtu(1)
   Market-area                                              1,214      1,106       1,049
   Supply-area                                                135        128         145
                                                           ------------------------------
   Total Deliveries                                         1,349      1,234       1,194
=========================================================================================

   (1) Trillion British thermal units

   TETCO's earnings before interest and tax increased $29.9 million in 1996 as compared with 1995. Revenues increased $39.2 million, or 4%, primarily due to a 9% increase in throughput, resulting from new pipeline expansion projects placed in service in late 1995, including the Integrated Transportation Program
(ITP) and the Riverside project, and colder weather. This increase in revenues was partially offset by increased operating expenses in 1996, which included higher benefit costs and $2.3 million of severance expense. Operating expenses in 1995 included a $40 million charge for higher Order 636 transition cost estimates, as well as a $33 million benefit for lower-than-projected PCB (polychlorinated biphenyl) cleanup costs incurred.

   Earnings before interest and tax for TETCO increased $39.4 million in 1995 as compared with 1994. Transportation and storage revenues increased $54.5 million, or 7%, reflecting new expansion projects placed in service in late 1994. Also contributing to the increase were $43 million of higher transition costs recoveries, partially offset by $16 million of lower PCB cost recoveries. These higher net cost recoveries of $27 million were offset by a corresponding increase in operating expenses. Operating expenses in 1995 also included a $40 million charge for higher transition cost estimates, as well as a $33 million benefit for lower-than-projected PCB cleanup costs incurred. Operating expenses, excluding transition and PCB costs, declined primarily due to a $5 million charge to income in 1994 related to the Edison, New Jersey pipeline rupture and cost-management initiatives in 1995. Other income, net of deductions increased $10 million, primarily due to $6.2 million of reduced rate refund provisions and a $3.8 million write-off in 1994 of costs expended on the discontinued Liberty Pipeline Project.

ALGONQUIN GAS TRANSMISSION COMPANY

    MILLIONS                                               1996        1995       1994
----------------------------------------------------------------------------------------
   Revenue                                                 $151.4     $152.1      $144.4
   Operating Expenses                                        50.8       51.3        54.5
   Depreciation and Amortization                             28.8       27.5        24.0
   Other Income, Net of Deductions                            0.6        1.5         1.2
                                                           -----------------------------

   EARNINGS BEFORE
       INTEREST AND TAX                                     $72.4      $74.8       $67.1
========================================================================================
   VOLUMES, TBtu
   Market-area                                                327        331         288
========================================================================================

   Earnings before interest and tax for Algonquin decreased $2.4 million in 1996 as compared with 1995. The primary reason for the decline was $4 million of income recognized in 1995 for the resolution of a regulatory issue and lower natural gas demand for electric power generation due to higher natural gas prices throughout the year as compared to alternate fuels. This decrease was partially offset by revenues from pipeline expansion projects to serve electric power generators.

   Algonquin's earnings before interest and tax increased $7.7 million in 1995 compared with 1994. Expansion projects contributed approximately $9 million of additional income in 1995. This increase was partially offset by lower income from resolutions of regulatory issues which totaled $4 million in 1995, versus $8 million in 1994.








PANHANDLE EASTERN PIPE LINE COMPANY

    MILLIONS                                                1996       1995       1994
-----------------------------------------------------------------------------------------
   Revenue                                                 $338.5     $371.7      $387.7
   Operating Expenses                                       167.8      193.1       206.5
   Depreciation and Amortization                             30.1       34.7        30.1
   Equity in Earnings of Northern
       Border Partners, L.P.                                  4.4        7.2         4.5
   Other Income, Net of Deductions                            4.3       (1.9)       (6.8)
                                                           -----------------------------
   EARNINGS BEFORE
       INTEREST AND TAX                                    $149.3     $149.2      $148.8
=========================================================================================
   VOLUMES, TBtu
   Market-area                                                654        619         582
   Supply-area                                                 33         44          44
                                                           -----------------------------
   Total Deliveries                                           687        663         626
=========================================================================================

   Earnings before interest and tax for PEPL remained steady at $149.3 million in 1996. Earnings in 1996 included $19.6 million of income for the resolution of regulatory matters as compared to $25.5 million for similar resolutions in 1995. Higher earnings in 1996 from increased rate realization and colder weather combined with lower operating expenses more than offset $9.5 million of severance expense recorded in 1996. Revenue declines due to the transfer of gathering assets to an affiliated Field Services subsidiary in August 1995 were substantially offset by related operating and depreciation expense reductions.

   PEPL's earnings before interest and tax increased slightly to $149.2 million in 1995 as compared with 1994. The results include the effects of $25.5 million of earnings recorded in 1995 for the resolution of certain regulatory matters, offset by $35.6 million recorded in 1994 for similar regulatory resolutions. The transfer of gathering assets to an affiliated Field Services subsidiary in August 1995 resulted in lower revenues and expenses of approximately $11.4 million and $10.2 million, respectively, as compared with 1994. Excluding the impact of these items, PEPL's revenues from its core business were stable and earnings improved due to lower operating expenses. Depreciation and amortization increased due to a 1994 rate reduction amounting to $2.9 million and depreciation on market-expansion projects.

TRUNKLINE GAS COMPANY

    MILLIONS                                               1996        1995       1994
=========================================================================================
   Revenue                                                 $178.9     $160.1      $354.0
   Natural Gas Purchased                                       --         --       177.9
                                                           ------------------------------

   Net Revenue                                              178.9      160.1       176.1
   Operating Expenses                                       108.2       92.1       106.8
   Depreciation and Amortization                             23.5       22.4        21.6
   Other Income, Net of Deductions                           (0.4)       2.3        (0.4)
                                                           ------------------------------

   EARNINGS BEFORE
       INTEREST AND TAX                                     $46.8      $47.9       $47.3
=========================================================================================
   VOLUMES, TBtu
   Market-area                                                529        403         449
   Supply-area                                                103        116         111
                                                           ------------------------------
   Total Deliveries                                           632        519         560
=========================================================================================

   Earnings before interest and tax for Trunkline decreased $1.1 million in 1996 as compared with 1995. The decrease was due to the recognition of $10.3 million of nonrecurring additional lease expense and $5 million of severance expense in 1996. These expense increases were offset by higher transportation revenue from new contracts and colder weather in 1996.

   Earnings before interest and tax for Trunkline increased $0.6 million to $47.9 million in 1995 as compared with 1994. Decreased transportation and storage revenues were primarily due to lower volumes attributable to warmer weather during the first half of 1995, as well as $4 million of 1994 revenues related to a contract settlement. The revenue decrease was mostly offset by lower operating costs. Sales revenue and associated gas purchased costs declined $177.9 million as a result of the elimination of Trunkline's merchant function in late 1994.

ENERGY SERVICES

   Earnings before interest and tax for the Energy Services segment in 1996 was $192.3 million, a 64% increase over 1995 earnings of $117.3 million. Energy Services' earnings before interest and tax in 1996 represented 24% of the Company's consolidated earnings, as compared with 16% in 1995 and 13% in 1994.

   In addition to providing gathering, processing and storage services, this segment also markets natural gas and petroleum products and began marketing electric power and providing energy management services in 1995.

   COMMODITY RISK MANAGEMENT. At December 31, 1996, the Company held or issued several instruments that reduce the Company's exposure to market fluctuations in the price and transportation costs of natural gas, petroleum products and electric power. The Company's market exposure, primarily within PTMS, arises from inventory balances and fixed-price purchase and sale commitments that extend for periods of up to 10 years. The Company uses futures, swaps and options to manage and hedge price and location risk related to these market exposures. PTMS also provides risk management services to its customers through a variety of energy commodity financial instruments. In addition to hedging activities, the Company also engages in the trading of such instruments, and therefore experiences net open positions in terms of price, volume and specified delivery point. During 1996, 1995 and 1994, the Company recognized gains of $25.4 million, $10.5 million and $0.7 million respectively, from trading activities. The Company manages open positions with strict policies which limit its exposure to market risk and require daily reporting to management of potential financial exposure. These policies include statistical risk tolerance limits using historical price movements to calculate a daily earnings at risk as well as a total value at risk measurement. The weighted-average life of the Company's commodity risk portfolio was approximately 11 months at December 31, 1996.

                        [ENERGY SERVICES REVENUES GRAPH]

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

FIELD SERVICES

    MILLIONS                                               1996        1995       1994
========================================================================================
   Revenue                                               $1,390.0     $804.6      $730.1
   Products Purchased                                     1,068.0      598.6       551.5
                                                         -------------------------------

   Net Revenue                                              322.0      206.0       178.6
   Operating Expenses                                       138.8       88.1       101.2
   Depreciation and Amortization                             55.5       37.3        28.2
   Equity in Earnings of
       Unconsolidated Affiliates                              3.0        1.6         1.7
   Other Income, Net of Deductions                            2.3        9.1         0.3
                                                         -------------------------------

   EARNINGS BEFORE
       INTEREST AND TAX                                    $133.0      $91.3       $51.2
========================================================================================
   VOLUMES
   Natural Gas Gathered/
       Processed, TBtu/d(1)                                   2.9        1.9         1.6
   NGL Production, MBbl/d(2)                                 76.5       54.8        49.4
========================================================================================

   (1) Trillion British thermal units per day
   (2) Thousand barrels per day

   Earnings before interest and tax for Field Services increased $41.7 million, or 46%, in 1996 as compared with 1995. Net revenues increased $116 million, or 56%, resulting from strong processing margins and increased gathering and processing volumes related to expansion projects and asset acquisitions, primarily the Mobil transaction. Average NGL prices increased 30%, while NGL production increased 40%, mostly in the Gulf Coast and Permian Basin regions. Natural gas gathered and processed volumes increased 53%. These improvements were partially offset by increased operating expenses and depreciation as a result of the Mobil asset acquisition and projects placed in service. An $8.1 million gain on the sale of an investment in Seagull Shoreline System in 1995 caused a reduction in other income.

   Field Services' earnings before interest and tax increased $40.1 million, or 78%, for 1995 as compared with 1994. Net revenues increased $27.4 million, or 15%, resulting from higher natural gas processing margins, gathering volumes and NGL production. Gas processing margins improved due to lower replacement gas prices, which declined approximately 21% in 1995. A 9% increase in average NGL prices in 1995 also contributed to higher margins. Gas volumes gathered and processed increased 19% from acquisitions and additional well connections. NGL production increased 11%, primarily resulting from acquisitions and higher efficiencies at the National Helium Corporation plant. Operating expenses were more than $13 million lower in 1995, primarily benefitting from cost-saving efficiencies from merging certain field operations in late 1994 and early 1995. Other income, net of deductions increased in 1995 due to an $8.1 million gain resulting from the sale of the investment in Seagull Shoreline System.

GAS AND POWER SERVICES

    MILLIONS                                               1996        1995       1994
----------------------------------------------------------------------------------------
   REVENUE                                               $3,841.4   $1,876.5    $1,644.3
   Products Purchased                                     3,744.0    1,827.3     1,606.4
                                                         -------------------------------
   NET REVENUE                                               97.4       49.2        37.9
   Operating Expenses                                        46.0       30.1        18.3
   Depreciation and Amortization                              4.1        2.4         3.0
   Equity in Earnings of
       Unconsolidated Affiliates                              0.2        0.1          --
   Other Income, Net of Deductions                            1.5        0.4         0.3
                                                         -------------------------------
   EARNINGS BEFORE
       INTEREST AND TAX(1)                                  $49.0      $17.2       $16.9
========================================================================================

   VOLUMES
   Natural Gas Marketed, TBtu/d                               5.5        3.6         2.7
   Electricity Marketed, GWh(2)                             4,229        513          --
                                                         -------------------------------
   Gas Marketed Unit
       Margin, $/MMBtu(3)                                  $0.039     $0.030      $0.037
========================================================================================

   (1) Before deduction of $6.2 million for Mobil's minority interest in 1996.
   (2) Gigawatt-hours
   (3) Dollars per million Btu

   The Gas and Power Services group expanded operations with the formation of the PTMS venture with Mobil on August 1, 1996 and increased earnings before interest and tax $31.8 million to $49 million in 1996 as compared with 1995. The increase primarily results from higher gas volumes, improved margins resulting from colder weather and gas price volatility, and higher trading margins. Total gas volumes marketed increased 53% to 5.5 TBtu/d and margins improved 30% to $0.039 per million Btu. The increase in margins was partially offset by higher operating expenses of PTMS.

   Gas and Power Services' earnings before interest and tax was $17.2 million in 1995 versus $16.9 million in 1994. Net revenues increased $11.3 million as a result of a 33% increase in marketed volumes, partly resulting from the acquisition of a Canadian gas marketing company. Excluding trading gains, gas unit margins dropped to $0.030 per million Btu. The net revenue increase was offset by higher operating expenses attributable to expanded operations, including start-up costs for the electric power marketing area in 1995.

CRUDE OIL

    MILLIONS                                              1996        1995       1994
----------------------------------------------------------------------------------------
   Revenue                                               $1,257.5     $978.8      $580.3
   Products Purchased                                     1,229.5      953.8       560.1
                                                         -------------------------------

   Net Revenue                                               28.0       25.0        20.2
   Operating Expenses                                        14.5       13.2         9.1
   Depreciation and Amortization                              3.2        3.0         2.1
   Other Income, Net of Deductions                             --         --         0.1
                                                         -------------------------------

   EARNINGS BEFORE
       INTEREST AND TAX                                     $10.3       $8.8        $9.1
========================================================================================
   VOLUMES, MBbl/d
   Crude Oil Pipeline                                        68.4       76.2        52.0
   NGL Pipeline                                              19.1       16.5        16.0
========================================================================================

   Earnings before interest and tax for Crude Oil increased $1.5 million to $10.3 million in 1996 as compared with 1995. An increase in net revenues related to higher margins was partially offset by increased expenses.

   Crude Oil's earnings before interest and tax decreased slightly to $8.8 million in 1995 as compared with 1994. Higher crude oil volumes contributed to a $398.5 million increase in gross revenues and a $4.8 million, or 24%, increase in net revenues, which was more than offset by higher expenses.

OTHER OPERATIONS

    MILLIONS                                                1996        1995       1994
-----------------------------------------------------------------------------------------
   LNG Project                                               $0.4        $4.5      $(8.5)
   Midland Cogeneration Venture                              10.9        11.6        2.8
   National Methanol Company                                 16.6        22.5       26.2
   TEPPCO Partners, L.P.                                      8.9         6.4        3.6
   Other                                                    (10.8)        3.1       (7.7)
                                                            ----------------------------
   TOTAL EARNINGS
       BEFORE INTEREST AND TAX                              $26.0       $48.1      $16.4
========================================================================================

   Earnings before interest and tax from other operations totaled $26 million in 1996, compared with $48.1 million in 1995, which was $31.7 million higher than 1994 results.

   Earnings before interest and tax in 1996 for the Liquefied Natural Gas (LNG) project decreased $4.1 million as a result of a $10.4 million contract provision reversal in 1995. During 1996, the Company experienced higher income from LNG sales and fully chartered its two LNG tankers for 22 years starting as early as 1999. Equity earnings in National Methanol Company (National Menthanol) declined $5.9 million in 1996 as compared with 1995 as a result of lower methanol prices. Other activities in 1996 include $7.6 million of incurred expenses (before and after tax) related to the pending Duke Power merger.

   Earnings before interest and tax for the LNG Project increased $13 million comparing 1995 with 1994. A $10.4 million provision reversal recorded in 1995 and higher LNG tanker charter revenues contributed to the increase. Higher revenue from increased capacity and lower fuel costs contributed to an $8.8 million increase in earnings from Midland Cogeneration Venture (MCV). National Methanol's 1995 earnings declined $3.7 million as compared with 1994, reflecting lower average methanol margins, partially offset by higher sales of MTBE (methyl tertiary butyl ether). Earnings from other operations in 1995 improved from 1994 due to $16.2 million of expenses recorded in 1994 for the Associated Natural Gas Corporation merger, partially offset by higher expenses in 1995 for PanEnergy Information services.

   INTEREST EXPENSE AND EXTRAORDINARY ITEM. Interest expense in 1996 decreased compared with 1995 as a result of lower average interest rates and lower average debt balances outstanding. Interest expense in 1995 increased compared with 1994 primarily as a result of higher average debt balances outstanding.

   On October 1, 1996, TETCO redeemed its $150 million, 10% debentures due 2011 and its $100 million, 10 1/8% debentures also due 2011. TETCO recorded a non-cash extraordinary charge of $16.7 million (net of income tax of $10.3 million) related to the unamortized discount on this early retirement of debt.

   INCOME TAX. The effective tax rates for 1996, 1995 and 1994 differed from the statutory federal income tax rates primarily because of the effect of state income taxes.

CAPITAL RESOURCES, LIQUIDITY AND FINANCIAL POSITION

OPERATING CASH FLOW

                                                              YEARS ENDED DECEMBER 31
    MILLIONS                                                1996      1995         1994
-----------------------------------------------------------------------------------------
   Net Cash Flows Provided
     by Operating Activities                               $843.8     $573.1      $448.0
-----------------------------------------------------------------------------------------

   Operating cash flows increased $270.7 million from 1995 to 1996, primarily reflecting higher 1996 earnings, net cash inflows related to Order 636 transition costs and lower tax payments, net of $63.5 million of refunds received. In 1996, TETCO received $98.6 million from the sale of the right to collect certain Order 636 transition costs, with limited recourse. Increases in accounts receivable, related to higher levels of gas and power marketing activities of PTMS, were mostly offset by corresponding increases in accounts payable.

   Operating cash flows increased $125.1 million from 1994 to 1995. This increase primarily reflects higher 1995 earnings as well as lower cash requirements for transition cost payments in excess of recoveries. Increases in accounts receivable were mostly offset by corresponding increases in accounts payable.

   ORDER 636 TRANSITION COSTS. With implementation of Order 636 and the unbundling of services, the Company's interstate natural gas pipelines are incurring certain costs related to the transition, primarily TETCO's gas purchase contract commitments. At December 31, 1996, TETCO's gross commitments under gas purchase contracts that do not contain market-sensitive pricing provisions were approximately $120 million, $55 million, $50 million and $15 million for the years 1997 through 2000, respectively, with no significant amounts thereafter. These estimates reflect significant assumptions regarding deliverability and natural gas prices.

   In 1994, TETCO refunded $84 million to customers pursuant to a FERC-approved settlement that resolved regulatory issues related primarily to Order 636 transition costs and a number of other issues related to services prior to Order 636. TETCO's final and nonappealable settlement provides for the recovery of certain transition costs through volumetric and reservation charges through 2002 and beyond, if necessary. Pursuant to the settlement, TETCO will absorb a certain portion of the transition costs, the amount of which continues to be subject to change dependent upon natural gas prices and deliverability levels. In 1995, based upon producers' discoveries of additional natural gas reserves, TETCO increased its estimated liabilities for transition costs by $125.8 million. Under the terms of the existing settlement, regulatory assets were increased $85.8 million and TETCO recognized a $40 million charge to operating expenses ($26 million after tax).

                          [OPERATING CASH FLOWS GRAPH]

   At December 31, 1996 and 1995, the Company's interstate pipelines had recorded $67.9 million and $250 million (1996), and $70 million and $310 million (1995), of current and long-term regulatory assets, respectively, representing transition costs incurred or estimated to be incurred that will be recovered. At December 31, 1996 and 1995, the Company had recorded estimated current and long-term liabilities related to Order 636 transition costs of $84.4 million and $121.9 million (1996), and $125 million and $165 million
(1995), respectively.

  As a result of the sale in 1996 of the right to collect certain Order 636 transition costs, above-market gas purchase contract payments by TETCO are expected to exceed transition cost collections from customers through 2000.
Net cash receipts related to transition costs are expected to occur thereafter.

   The Company believes the exposure associated with gas purchase contract commitments is substantially mitigated by transition cost recoveries pursuant to customer settlements, Order 636 and other mechanisms, and that this issue will not have a material adverse effect on consolidated results of operations, financial position or liquidity.

   ENVIRONMENTAL MATTERS. TETCO is currently conducting PCB assessment and cleanup programs at certain of its compressor station sites under conditions stipulated by a U.S. Consent Decree. The programs include on- and off-site assessment, installation of on-site source control equipment and groundwater monitoring wells, and on- and off-site cleanup work. TETCO expects to complete these cleanup programs during 1997. Groundwater monitoring activities will continue beyond 1997.

   In 1987, the Commonwealth of Kentucky instituted suit in state court against TETCO, alleging improper disposal of PCBs at TETCO's three compressor station sites in Kentucky. This suit, which is still pending, seeks penalties for violations of Kentucky environmental statutes. The Company previously established a reserve for potential fines and penalties. In 1996, TETCO completed cleanup of these sites.

   The Company has also identified environmental contamination at certain sites on the PEPL and Trunkline systems and is undertaking cleanup programs at these sites. The contamination resulted from the past use of lubricants containing PCBs and the prior use of wastewater collection facilities and other on-site disposal areas. Soil and sediment testing, to date, has detected no significant off-site contamination. The Company has communicated with the Environmental Protection Agency and appropriate state regulatory agencies on these matters. Environmental cleanup programs are expected to continue until 2002.

   At December 31, 1996 and 1995, the Company had total current and long-term liabilities recorded of $32.4 million and $188.9 million (1996), and $56.3 million and $225.8 million (1995), respectively, for remaining estimated cleanup costs on the TETCO, PEPL and Trunkline systems. These cost estimates represent gross cleanup costs expected to be incurred, have not been discounted or reduced by customer recoveries and do not include fines, penalties or third-party claims. Estimated liabilities for remaining TETCO PCB cleanup costs were reduced $77.6 million in the fourth quarter 1995 as a result of lower-than-projected cleanup costs incurred on completed sites. As a result of the reduction in estimated cleanup costs, TETCO's share of the cleanup estimate was lowered, which decreased operating expenses $33 million ($21.5 million after tax) and reduced related regulatory assets by $44.6 million. At December 31, 1996 and 1995, the Company had total current and long-term regulatory assets recorded of $16.7 million and $136.5 million (1996), and $21.3 million and $176.6 million (1995), respectively, representing costs to be recovered from customers.

   The Company believes it will be able to fund the PCB and other cleanup costs from recoveries from customers and other cash flows, and that the resolution of these matters will not have a material adverse effect on consolidated results of operations, financial position or liquidity.

   LITIGATION. In connection with a rupture and fire that occurred on TETCO's natural gas pipeline in Edison, New Jersey, claims have been made and numerous lawsuits have been filed against TETCO and other private and governmental entities by or on behalf of hundreds of individuals and businesses. These claimants seek compensatory damages for personal injuries, property losses and/or lost business income, as well as punitive damages. The claimants include Quality Materials, Inc. (Quality), the owner of the asphalt plant where the rupture occurred. TETCO has filed a counterclaim against Quality and has settled the claims of some individuals and businesses while retaining the right to seek recovery of those settlement amounts from other defendants.

   The findings of an investigation of the incident by the National Transportation Safety Board indicate third-party damage to be the cause of the rupture. The Company recorded a provision in 1994 for costs related to this incident that are not recoverable under the Company's insurance policies.

   In 1995, two plaintiffs filed a lawsuit with class action allegations against PanEnergy, Texas Eastern Corporation (TEC) and TETCO, among others. While that suit ultimately was dismissed, one of the two original plaintiffs refiled the suit in 1996 in another court. The plaintiff seeks recovery of compensatory and punitive damages, in unspecified amounts, for personal injuries and property damage resulting from alleged exposure to PCBs.

   In 1995, Midwest Gas Storage, Inc. (Midwest) filed suit against PEPL and PanEnergy, alleging that PEPL breached an interconnection agreement and used its superior bargaining position to force Midwest to accept terms and conditions which were not in the original agreement. Amended petitions filed in 1996 further allege that PEPL and PanEnergy, through economic coercion, have attempted to drive Midwest out of business. Asserting fraud and violations of Texas anti-trust laws, among other counts, Midwest seeks compensatory and punitive damages in unspecified amounts.

   The Company believes the resolution of the legal matters discussed above will not have a material adverse effect on the Company's consolidated results of operations, financial position or liquidity.

   A lawsuit filed by a natural gas producer was served in July 1996 naming certain PanEnergy subsidiaries as defendants. The action was brought against 70 defendants, including every major pipeline, asserting that the defendants intentionally underreported volumes and heating content of gas purchased on federal and Indian lands, with the result that royalties were underpaid. The plaintiff seeks recovery of royalty amounts due the United States, treble damages and civil penalties. While this matter is in the early stages of litigation, based on information currently available to the Company, the Company believes the resolution of this matter will not have material adverse effect on consolidated financial position or liquidity.

   In December 1996, TETCO received notification that Marathon Oil Company (Marathon) intended to commence substitution of other gas reserves, deliverability and leases for those dedicated to a certain natural gas purchase contract (the Contract) with TETCO. In TETCO's view, the tendered substitute gas reserves, deliverability and leases are not subject to the Contract and TETCO filed a declaratory judgment action seeking a ruling that Marathon's interpretation of the Contract is incorrect. Marathon filed a counterclaim seeking a declaratory judgment enforcing its interpretation of the Contract. The potential liability of the Company should TETCO be contractually obligated to purchase natural gas based upon the substituted gas reserves, deliverability and leases, and the effect on transition cost recoveries pursuant to TETCO's Order 636 settlement involve numerous complex legal and factual matters which will take a substantial period of time to resolve. While this matter is in the early stages of litigation, based on information currently available to the Company, the Company believes the resolution of this matter will not have material adverse effect on consolidated financial position or liquidity.

   The Company is also involved in various other legal actions and claims arising in the normal course of business. Based on its current assessment of the facts and the law, management does not believe that the outcome of any such action or claim will have a material adverse effect on the consolidated results of operations or financial position of the Company. However, these actions and claims in the aggregate seek substantial damages against the Company and are subject to the uncertainties inherent in any litigation. The Company is defending itself vigorously in all the above suits.

   OTHER MATTERS. In 1993, the U.S. Department of the Interior (the Department) announced its intention to seek additional royalties from gas producers as a result of payments received by such producers in connection with past take-or-pay settlements, and buyouts and buydowns of gas sales contracts with natural gas pipelines. The Company's pipelines, with respect to certain producer contract settlements, may be contractually required to reimburse or, in some instances, to indemnify producers against such royalty claims. The potential liability of the producers to the government and of the pipelines to the producers involves complex issues of law and fact which are likely to take a substantial period of time to resolve. On August 27, 1996, the U.S. Court of Appeals for the District of Columbia overturned a lower court ruling in favor of the government in litigation brought on behalf of producers. The Department's petition for rehearing was denied in November 1996. The Department may continue to seek further appellate review. If the Company's pipelines ultimately have to reimburse or indemnify the producers, the Company's pipelines will file with FERC to recover a portion of these costs from pipeline customers. The Company believes the resolution of this matter will not have a material adverse effect on the Company's consolidated financial position or liquidity.

   The Company fully utilized its investment tax credit carryforward in 1996 and expects to generate sufficient future taxable income from operations to fully utilize remaining deferred tax assets, net of valuation allowance. In addition, the Company's exposure to risk of foreign currency fluctuations is immaterial.

   The carrying value of LNG project assets is expected to be recovered through estimated future cash flows. Current estimates of future cash flows are based on significant business relationships and assumptions of future natural gas prices, supply availability and demand for LNG, which are subject to change. The Company has fully chartered its two LNG tankers for 22 years starting as early as 1999.

INVESTING CASH FLOW

                                                             YEARS ENDED DECEMBER 31
    MILLIONS                                               1996        1995       1994
----------------------------------------------------------------------------------------
   Net Cash Flows Used in
    Investing Activities                                   $710.5     $419.7      $584.0
----------------------------------------------------------------------------------------

   Cash flows used in investing activities increased in 1996 by $290.8 million as compared with 1995 due to a $310.9 million increase in capital and investment expenditures.

   Cash flows used in investing activities decreased in 1995 by $164.3 million as compared with 1994 primarily resulting from $122.2 million of lower capital expenditures in 1995 and decreased tax payments for past asset sales.

   CAPITAL AND INVESTMENT EXPENDITURES. Capital and investment expenditures totaled $753.2 million in 1996, compared with $442.3 million for 1995. Market-expansion projects represented approximately 80% of 1996 total expenditures. Expenditures in 1996 included the acquisition of Mobil's interest in certain natural gas gathering, processing and related assets for approximately $300 million and the purchase of a general partnership interest in a natural gas gathering system in the Gulf of Mexico. Expenditures in 1996 also included the purchases of a 500-mile gathering pipeline in northern Louisiana and a 300-mile natural gas gathering system in south Texas. Capital expenditures in 1995 included the acquisition of a natural gas gathering and processing system in central Colorado for approximately $60 million, and in 1994 included the purchase of certain intrastate natural gas pipeline, storage and processing facilities in Texas for more than $100 million.

                    [CAPITAL/INVESTMENT EXPENDITURES GRAPH]

   The Company currently expects to invest approximately $500 million in 1997 capital and investment expenditures, with approximately 60% for Natural Gas Transmission and 30% for Energy Services, with the remainder budgeted for international and other development projects. The Company's 1997 base expenditure plans include approximately $350 million for market-expansion projects. See further discussion of projects under "Operating Environment and Outlook."

   ASSET SALES. The Company sold certain gathering assets in 1996 for approximately $23 million and its investment in the Seagull Shoreline System in 1995 for approximately $13 million. In addition, the Company will likely be required to dispose of its investment in MCV in connection with the pending merger with Duke Power.

   In 1990, the Internal Revenue Service (IRS) issued regulations which disallow for tax purposes losses incurred in the Company's 1989 sales of certain assets that were acquired in the purchase of TEC. Consequently, the Company established a provision in 1990 for this and certain other issues, resulting in an increase in goodwill and the deferred income tax liability. Following further discussions with the IRS, the Company revised its estimates in 1994 with respect to the disallowed loss issue and in 1995 and 1996 with respect to the remaining issues. As a result, the Company reduced the related goodwill and deferred income tax liability by approximately $40 million, $100 million and $200 million in 1996, 1995 and 1994, respectively. Investing cash flows for 1995 and 1994 include payments by the Company of $12 million and $41 million, respectively, for prior year tax liabilities primarily related to asset sales.

   OTHER. In 1994, the Company formed a joint venture that provides gathering, processing and marketing services for natural gas producers and contributed $13.6 million of net assets to the venture during 1996. The Company also contributed certain assets in 1996 to Altra Energy Technologies, L.L.C., a limited liability company, that provides electronic information products and services for the energy industry.

FINANCING CASH FLOW

                                                             YEARS ENDED DECEMBER 31
    MILLIONS                                               1996        1995       1994
----------------------------------------------------------------------------------------
   Net Cash Flows Provided by
   (Used in) Financing Activities                         $(126.9)    $(135.9)    $208.3
----------------------------------------------------------------------------------------

   Cash flows used in financing activities decreased $9 million from 1995 to 1996. Debt issuances in 1996, which included $250 million of long-term debt and $209 million of net short-term bank borrowings and commercial paper, were $113 million higher than 1995. Debt retirements in 1996 included the early retirement of $250 million of TETCO's debentures.

   In September and October 1996, respectively, PanEnergy issued $100 million of seven-year notes bearing interest at 7 3/8% and $150 million of 10-year notes bearing interest at 7%. Also in October 1996, TETCO redeemed its outstanding $150 million, 10% debentures due 2011 and its outstanding $100 million, 10 1/8% debentures also due 2011.

   Financing cash flows in 1995 were $344.2 million lower than 1994. Debt issuances in 1995 included $200 million of long-term debt and a $145 million net increase in short-term bank borrowings. During 1995, the Company repaid $185 million of amounts outstanding under the bank credit facility and redeemed PEPL's $125 million, 9 7/8% debentures.

   DEBT AND CREDIT FACILITIES. PanEnergy initiated a commercial paper program in the fourth quarter 1996 for amounts up to $400 million, supported by its existing bank credit agreements. There are two variable-rate bank credit agreements, dated January 31, 1996 and September 18, 1996, that permit PanEnergy to borrow up to $400 million under a five-year facility and $400 million under a 364-day facility. Amounts outstanding under the credit agreements and commercial paper program are limited to $800 million in the aggregate. At December 31, 1996, there was $102.2 million of commercial paper outstanding and no amounts outstanding under the credit agreements. In addition, there were $251.9 million of short-term money market borrowings outstanding at December 31, 1996.

                            [OUTSTANDING DEBT CHART]

   As of the date of this report, PanEnergy, TETCO and PEPL have effective shelf registration statements with the Securities and Exchange Commission for the issuance of $50 million, $100 million and $100 million, respectively, of unsecured debt securities.

  COMMON STOCKHOLDERS' EQUITY. In the determination of the amount of dividends to be paid to common stockholders, management and the board of directors regularly review, among other factors, the Company's projected operating results, cash flows and financial position. The board of directors increased the quarterly dividend from $0.225 to $0.24 effective with the 1996 second quarter. Under the most restrictive covenants contained in the Company's debt agreements, $1.1 billion of PanEnergy's consolidated common stockholders' equity was available for the payment of dividends at December 31, 1996.

                        [EQUITY TO CAPITALIZATION CHART]

   FINANCING REQUIREMENTS. Dividends and debt repayments for the next year, along with operating and investing requirements as previously discussed in the Operating and Investing Cash Flow sections, are expected to be funded by cash from operations, debt and commercial paper issuances, periodic sales of customer accounts with limited recourse and/or available credit facilities.

FORWARD-LOOKING INFORMATION

   This annual report may contain certain forward-looking information regarding the Company, including projections, estimates, forecasts, plans and objectives. Although management believes that all such statements are based upon reasonable assumptions, no assurance can be given that the actual results will not differ materially from those contained in such forward-looking statements.

   Important factors that could cause actual results to differ include, but are not limited to, general economic conditions, natural gas and liquids prices, competition from other pipelines and alternative fuels, weather conditions, state and federal regulation, legal and regulatory proceedings, the development of new markets, services and products, and the condition of the capital markets utilized by the Company.

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


/s/ PAUL ANDERSON
-------------------------------------
Paul Anderson
President and Chief Executive Officer


/s/ PAUL F. FERGUSON, JR.
-------------------------------------
Paul F. Ferguson, Jr.
Senior Vice President and
Chief Financial Officer



INDEPENDENT AUDITORS' REPORT


The Board of Directors
PanEnergy Corp:

   We have audited the accompanying consolidated balance sheets of PanEnergy Corp and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, common stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PanEnergy Corp and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                         KPMG Peat Marwick LLP

Houston, Texas
January 16, 1997

PANENERGY CORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME

                                                                                                      YEARS ENDED DECEMBER 31
                                                                                                 --------------------------------
                             MILLIONS, EXCEPT PER SHARE AMOUNTS                                    1996        1995        1994
---------------------------------------------------------------------------------------------------------------------------------
OPERATING                    Sales of natural gas, petroleum products and power                  $ 5,957.0   $3,407.0    $3,044.0
REVENUES                     Transportation and storage of natural gas                             1,522.9    1,500.6     1,432.8
                             Other                                                                    56.9       59.9       108.3
                                                                                                 --------------------------------
                             OPERATING REVENUES (Note 4)                                           7,536.8    4,967.5     4,585.1
---------------------------------------------------------------------------------------------------------------------------------

COSTS AND                    Natural gas, petroleum products and power purchased                   5,523.6    3,131.2     2,829.4
EXPENSES                     Operating and maintenance (Note 4)                                      605.4      598.4       570.6
                             General and administrative (Note 2)                                     272.3      207.0       258.8
                             Depreciation and amortization (Note 9)                                  297.2      279.0       257.0
                             Miscellaneous taxes                                                      80.7       83.2        84.0
                                                                                                 --------------------------------
                             Total                                                                 6,779.2    4,298.8     3,999.8
                                                                                                 --------------------------------
                             OPERATING INCOME                                                        757.6      668.7       585.3
---------------------------------------------------------------------------------------------------------------------------------
OTHER INCOME                 Equity in earnings of unconsolidated affiliates (Note 8)                 38.8       50.6        40.9
AND DEDUCTIONS               Interest and miscellaneous income                                        38.9       36.8        23.0
                             Miscellaneous deductions                                                (20.8)     (21.0)      (34.0)
                                                                                                 --------------------------------
                             Total                                                                    56.9       66.4        29.9
                                                                                                 --------------------------------
                             EARNINGS BEFORE INTEREST AND TAX                                        814.5      735.1       615.2
---------------------------------------------------------------------------------------------------------------------------------

INTEREST EXPENSE             Interest on debt (Note 10)                                              216.3      225.0       218.3
                             Other interest                                                            8.8        8.7        10.3
                                                                                                 --------------------------------
                             Total                                                                   225.1      233.7       228.6
                                                                                                 --------------------------------
                             EARNINGS BEFORE MINORITY INTEREST AND INCOME TAX                        589.4      501.4       386.6
---------------------------------------------------------------------------------------------------------------------------------

MINORITY INTEREST,           Minority interest                                                         6.2         --          --
INCOME TAX AND               Income tax (Note 5)                                                     222.1      197.8       161.4
EXTRAORDINARY ITEM                                                                               --------------------------------
                             INCOME BEFORE EXTRAORDINARY ITEM                                        361.1      303.6       225.2
                             Extraordinary item, net of tax (Note 10)                                (16.7)        --          --
                                                                                                 --------------------------------
                             NET INCOME                                                          $   344.4   $  303.6    $  225.2
=================================================================================================================================

=================================================================================================================================
COMMON SHARES                Average common shares outstanding                                       150.9      149.7       148.7

                             Earnings per common share
                               Before extraordinary item                                         $    2.39   $   2.03    $   1.51
                               Net income                                                             2.28       2.03        1.51
=================================================================================================================================


          See accompanying notes to consolidated financial statements

PANENERGY CORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET-ASSETS


                                                                                                                 December 31
                                                                                                           ----------------------
                             MILLIONS                                                                         1996         1995
---------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS               Cash and cash equivalents                                                     $    57.2    $    50.8
                             Accounts and notes receivable (Note 6)
                                Customers                                                                    1,151.3        487.7
                                Other                                                                           26.7         17.4
                             Inventory and supplies (Note 7)                                                   132.1        135.8
                             Current deferred income tax (Note 5)                                               50.4         80.8
                             Other (Notes 4, 6 and 13)                                                         217.8        239.8
                                                                                                           ----------------------
                             Total                                                                           1,635.5      1,012.3
---------------------------------------------------------------------------------------------------------------------------------

INVESTMENTS                  Affiliates                                                                        313.9        164.3
                             Other                                                                              58.4         65.8
                                                                                                           ----------------------
                             Total (Note 8)                                                                    372.3        230.1
---------------------------------------------------------------------------------------------------------------------------------

PLANT, PROPERTY              Original cost                                                                   8,822.5      8,400.7
AND EQUIPMENT                Accumulated depreciation and amortization                                      (3,365.8)    (3,250.9)
                                                                                                           ----------------------
                             Net plant, property and equipment (Note 9)                                      5,456.7      5,149.8
---------------------------------------------------------------------------------------------------------------------------------

DEFERRED CHARGES             Prepaid pension (Note 15)                                                         280.6        259.3
                             Goodwill, net (Notes 1 and 5)                                                     191.4        239.7
                             Other (Notes 1, 4 and 13)                                                         631.3        736.1
                                                                                                           ----------------------
                             Total                                                                           1,103.3      1,235.1
---------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                               $ 8,567.8    $ 7,627.3
=================================================================================================================================

          See accompanying notes to consolidated financial statements

PANENERGY CORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET-LIABILITIES AND STOCKHOLDERS' EQUITY



                                                                                                                  DECEMBER 31
                                                                                                             --------------------
                             MILLIONS                                                                          1996        1995
---------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES          Long-term debt due within one year (Note 10)                                    $  138.3    $  179.6
                             Notes payable and commercial paper (Note 10)                                       354.1       145.0
                             Accounts payable                                                                   959.2       391.2
                             Rate refund provisions (Note 4)                                                     37.0        53.6
                             Accrued interest                                                                    59.7        69.1
                             Accrued wages and benefits                                                          61.8        64.7
                             Taxes payable (Note 5)                                                              73.8        65.0
                             Other (Notes 4 and 13)                                                             374.1       355.2
                                                                                                             --------------------
                             Total                                                                            2,058.0     1,323.4
---------------------------------------------------------------------------------------------------------------------------------
DEFERRED LIABILITIES         Deferred income tax (Note 5)                                                     1,242.9     1,182.9
AND CREDITS                  Other (Notes 4 and 13)                                                             785.1       802.1
                                                                                                             --------------------
                             Total                                                                            2,028.0     1,985.0
---------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT               Notes payable                                                                    1,320.2     1,244.2
                             Debentures                                                                         298.8       519.4
                             Revenue bonds                                                                      328.0       328.0
                                                                                                             --------------------
                             Total (Note 10)                                                                  1,947.0     2,091.6
---------------------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND
CONTINGENT LIABILITIES       (Notes 4, 6, 8, 11, 13, 14 and 15)
---------------------------------------------------------------------------------------------------------------------------------

MINORITY INTEREST            Minority interest (Note 2)                                                          82.3          --
---------------------------------------------------------------------------------------------------------------------------------
COMMON STOCKHOLDERS'         Common stock, 151.1 million (1996) and 150.2 million (1995)
EQUITY                          shares issued and outstanding, 300 million shares authorized,
                                $1 par value per share                                                          151.1       150.2
                             Paid-in capital                                                                  2,242.1     2,219.7
                             Retained earnings (deficit)                                                         59.3      (142.6)
                                                                                                             --------------------
                             Total (Notes 10 and 12)                                                          2,452.5     2,227.3
---------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                                   $8,567.8    $7,627.3
=================================================================================================================================

          See accompanying notes to consolidated financial statements

PANENERGY CORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMMON STOCKHOLDERS' EQUITY


                                                                                                      YEARS ENDED DECEMBER 31
                                                                                                 --------------------------------
                             MILLIONS, EXCEPT PER SHARE AMOUNTS                                     1996        1995        1994
---------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                 Balance at beginning of year                                        $  150.2    $  149.1    $  147.6
                             Stock issued for purchase of assets                                       --         0.1         0.5
                             Dividend reinvestment and employee stock plans                            --         0.1         0.6
                             Stock option plans and awards                                            0.9         0.9         0.4
                                                                                                 --------------------------------
                             BALANCE AT END OF YEAR (Note 12)                                    $  151.1    $  150.2    $  149.1
---------------------------------------------------------------------------------------------------------------------------------
PAID-IN CAPITAL              Balance at beginning of year                                        $2,219.7    $2,199.8    $2,168.2
                             Excess of proceeds over par value of common stock
                                Stock issued for purchase of assets                                    --         2.4         9.5
                                Dividend reinvestment and employee stock plans                        1.5         0.4        14.3
                                Stock option plans and awards                                        21.0        16.6         6.5
                             Unearned compensation                                                   (0.1)        0.5         1.3
                                                                                                 --------------------------------
                             BALANCE AT END OF YEAR (Note 12)                                    $2,242.1    $2,219.7    $2,199.8
---------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS            Balance at beginning of year                                        $ (142.6)   $ (313.7)   $ (436.4)
(DEFICIT)                    Net income                                                             344.4       303.6       225.2
                             Conform fiscal year end of Associated Natural Gas                         --          --         0.5
                             Common stock dividends paid, $0.945, $0.885 and $0.84
                                per share in 1996, 1995 and 1994, respectively                     (142.5)     (132.5)     (103.0)
                                                                                                 --------------------------------
                             BALANCE AT END OF YEAR (Notes 10 and 12)                            $   59.3    $ (142.6)   $ (313.7)
---------------------------------------------------------------------------------------------------------------------------------
TOTAL COMMON STOCKHOLDERS' EQUITY                                                                $2,452.5    $2,227.3    $2,035.2
=================================================================================================================================

          See accompanying notes to consolidated financial statements

PANENERGY CORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS




                                                                                                      YEARS ENDED DECEMBER 31
                                                                                                 --------------------------------
                             MILLIONS                                                              1996        1995         1994
---------------------------------------------------------------------------------------------------------------------------------
OPERATING                    Net income                                                          $  344.4    $  303.6    $  225.2
ACTIVITIES                   Adjustments to reconcile net income to operating cash flows
                                Depreciation and amortization                                       297.2       279.0       257.0
                                Deferred income tax expense                                         102.3       109.2       114.8
                                Earnings of unconsolidated affiliates, net of distributions         (18.2)       (7.9)      (29.1)
                                Net pension benefit                                                 (21.3)      (19.5)      (20.0)
                                Extraordinary charge, net of tax                                     16.7          --          --
                                Other non-cash items in net income                                   24.9       (28.8)      (16.8)
                                Net change in operating assets
                                 and liabilities (detail below)                                      97.8       (62.5)      (83.1)
                                                                                                 --------------------------------
                             NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES                        843.8       573.1       448.0
---------------------------------------------------------------------------------------------------------------------------------
INVESTING                    Capital expenditures                                                  (663.3)     (433.1)     (555.3)
ACTIVITIES                   Investment expenditures                                                (89.9)       (9.2)       (8.4)
                             Other investment decreases (increases)                                   9.1         7.7       (36.3)
                             Property retirements and other                                          33.6        14.9        16.0
                                                                                                 --------------------------------
                             NET CASH FLOWS USED IN INVESTING ACTIVITIES                           (710.5)     (419.7)     (584.0)
---------------------------------------------------------------------------------------------------------------------------------
FINANCING                    Retirement of debt                                                    (432.4)     (314.1)     (279.0)
ACTIVITIES                   Issuance of debt                                                       248.8       200.0       574.0
                             Net increase (decrease) in notes payable and commercial paper          209.1       145.0       (18.4)
                             Net increase (decrease) in accounts payable - banks                     (6.7)      (47.2)       19.3
                             Common stock issuance                                                   11.8        16.5        17.6
                             Dividends paid                                                        (142.5)     (132.5)     (103.0)
                             Other                                                                  (15.0)       (3.6)       (2.2)
                                                                                                 --------------------------------
                             NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES             (126.9)     (135.9)      208.3
---------------------------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH           Increase in cash and cash equivalents                                    6.4        17.5        72.3
                             Cash flows of Associated Natural Gas Corporation
                              for the three months ended December 31, 1994                             --          --      (116.6)
                             Cash and cash equivalents, beginning of year                            50.8        33.3        77.6
                                                                                                 --------------------------------
                             CASH AND CASH EQUIVALENTS, END OF YEAR                              $   57.2    $   50.8    $   33.3
=================================================================================================================================
NET CHANGE IN OTHER          Accounts and notes receivable                                       $ (625.3)   $ (149.2)   $   58.9
OPERATING ASSETS             Inventory and supplies                                                   4.6       (11.7)        4.4
AND LIABILITIES              Other current assets                                                    28.0        92.7       116.4
                             Accounts payable                                                       568.2        89.0       (71.3)
                             Rate refund provisions                                                   6.6        14.1        35.0
                             Other current liabilities                                              (19.3)       (8.5)     (105.0)
                             Transition cost recoveries (payments), net                              90.9       (85.2)     (104.9)
                             Other deferred charges and liabilities, net                             44.1        (3.7)      (16.6)
                                                                                                 --------------------------------
                             Total                                                               $   97.8    $  (62.5)   $  (83.1)
=================================================================================================================================
SUPPLEMENTAL                 Cash paid for interest (net of amount capitalized)                  $  223.9    $  222.9    $  221.0
DISCLOSURES                  Cash paid for income tax                                                58.6        78.5        46.0
=================================================================================================================================


          See accompanying notes to consolidated financial statements

PANENERGY CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INDEX
 1.  Accounting Policies Summary...........................42
 2.  Business Combinations.................................43
 3.  Business Segments.....................................44
 4.  Natural Gas Revenues and Regulatory Matters...........44
 5.  Income Tax............................................45
 6.  Financial Instruments and Risk Management.............46
 7.  Inventory.............................................48
 8.  Investments...........................................48
 9.  Plant, Property and Equipment.........................49
10.  Debt and Credit Facilities............................50
11.  Leases and Other Commitments..........................51
12.  Stock Based Compensation..............................51
13.  Environmental Matters.................................52
14.  Litigation............................................52
15.  Pension and Other Benefits............................53

1. ACCOUNTING POLICIES SUMMARY

   The accounting policies are presented to assist the reader in evaluating the consolidated financial statements of PanEnergy Corp (PanEnergy) and its subsidiaries (the Company). Certain amounts for prior years have been reclassified in the consolidated financial statements to conform to the current presentation.

   The Company is one of North America's leading energy services companies, involved in the transportation, storage, gathering and processing of natural gas. The Company is also a leading marketer of natural gas, electricity, liquefied petroleum gases and related energy services, is one of the nation's largest natural gas liquids (NGL) producers and has holdings in pipeline and other energy-related businesses worldwide.

   The interstate natural gas transmission operations of Texas Eastern Transmission Corporation (TETCO), Algonquin Gas Transmission Company (Algonquin), Panhandle Eastern Pipe Line Company (PEPL) and Trunkline Gas Company (Trunkline), and the liquefied natural gas (LNG) operations of Trunkline LNG Company and Algonquin LNG, Inc. (Algonquin LNG) are subject to the rules and regulations of the Federal Energy Regulatory Commission (FERC). TETCO, Algonquin, Algonquin LNG, PEPL and Trunkline meet the criteria and, accordingly, follow the reporting and accounting requirements of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." The Company regularly evaluates the continued applicability of SFAS No. 71, considering such factors as regulatory changes and the impact of competition.

   PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of PanEnergy and all significant subsidiaries, including majority-owned subsidiaries. Significant intercompany items have been eliminated in consolidation. Investments in 20% to 50%-owned affiliates and in less than 20%-owned affiliates where the Company has general partnership interests and significant influence over operations are accounted for on the equity method. See Note 8.

   USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts in the financial statements. Actual results could differ from those estimates.

   REVENUE RECOGNITION. The Company recognizes revenues on sales of natural gas and petroleum products in the period of delivery, and transportation and storage revenues in the period service is provided. When rate cases are pending final FERC approval, a portion of the revenues collected by interstate natural gas pipelines is subject to possible refund. The Company has established adequate reserves where required for such cases. See Note 4 for a summary of pending rate cases before FERC and related regulatory matters.

   GAS SUPPLY COSTS. Provisions are made in the consolidated statement of income for all estimated future losses associated with gas supply contracts. See Note 4 for a discussion of pipeline gas supply and other costs related to the FERC Order 636 transition.

   COMMODITY PRICE RISK MANAGEMENT. Commodity derivatives utilized as hedges include futures, swaps and options. In order to qualify as a hedge, the price movements in the underlying commodity derivatives must be sufficiently correlated with the hedged commodity. Gains and losses related to commodity derivatives which qualify as hedges of commodity commitments are recognized in income when the underlying hedged physical transaction closes and are included in natural gas, petroleum products and power purchased in the consolidated statement of income. Gains and losses related to such instruments, to the extent settled in cash, are reported as other deferred credits or charges, as appropriate, in the consolidated balance sheet until recognized in income. Commodity derivatives utilized for trading include futures, swaps and options. Gains and losses on derivatives utilized for trading are recognized on a current basis and are also included in natural gas, petroleum products and power purchased. See Note 6.

   CASH AND CASH EQUIVALENTS. All liquid investments with maturities at date of purchase of three months or less are considered cash equivalents.

   PLANT, PROPERTY AND EQUIPMENT. Plant, property and equipment is stated at original cost, which does not purport to represent replacement or realizable value. Assets, including goodwill, are grouped and evaluated for potential impairment based on the ability to identify separate cash flows generated therefrom.

   At the time FERC-regulated properties are retired, the original cost plus the cost of retirement, less salvage, is charged to accumulated depreciation and amortization. When entire FERC-regulated operating units are sold or non-regulated properties are retired or sold, the plant and related accumulated depreciation and amortization accounts are reduced and any gain or loss is credited or charged to income, unless otherwise required by FERC.

   Depreciation of plant, property and equipment is generally computed using the straight-line method. The LNG facilities are depreciated using a modified unit-of-production method based on the life of the project's LNG supply contract. See Note 9.

   AMORTIZATION OF GOODWILL. The Company amortizes goodwill related to the purchase of Texas Eastern Corporation (TEC) in 1989 and the purchases of certain other natural gas gathering, transmission and processing facilities on a straight-line basis over 40 years and 15 years, respectively. Accumulated amortization of goodwill at December 31, 1996 and 1995 was $98.4 million and $96.1 million, respectively. See Note 5.

   EARLY RETIREMENT OF DEBT. The Company defers certain costs and losses, as permitted by FERC, related to the early retirement of long-term debt of its FERC-regulated subsidiaries and amortizes such amounts as they are recovered through rates. At December 31, 1996 and 1995, other deferred charges included $61.2 million and $54.7 million, respectively, of such costs. See Note 10.

   INTEREST COST CAPITALIZATION. The Company capitalizes interest on major projects during construction. The rates used by regulated companies are calculated pursuant to FERC rules and include an allowance for equity funds.

   DEFERRED INCOME TAX. The Company follows the asset and liability method of accounting for income tax. Under this method, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period the rate change is enacted. See Note 5.

   COMMON STOCK OPTIONS AND AWARDS. The Company follows the intrinsic value method of accounting for common stock options and awards issued to employees. See Note 12.

   EARNINGS PER COMMON SHARE. The computation of earnings per common share is based on the monthly weighted-average number of shares of common stock outstanding. Convertible debt and unexercised stock options do not have a dilutive effect on the reported amount of earnings per common share. See Notes 10 and 12.

2. BUSINESS COMBINATIONS

   DUKE POWER COMPANY. On November 25, 1996, PanEnergy and Duke Power Company (Duke Power) announced a definitive merger agreement for a tax-free, stock-for-stock transaction. Under the agreement, each share of PanEnergy common stock would be converted into 1.0444 common shares of Duke Power. The merger is conditioned upon, among other things, the approval of PanEnergy and Duke Power stockholders, and approvals of appropriate state and federal regulatory agencies. The Company anticipates that the stockholder and regulatory approvals can be completed within 12 months. At closing, Duke Power will change its name to Duke Energy Corporation (Duke Energy) and PanEnergy will become a wholly-owned subsidiary of Duke Energy. The merger will be accounted for under the pooling of interests method. Expenses incurred in the fourth quarter 1996 as a direct result of the anticipated merger totaled $7.6 million before and after tax.

   PANENERGY TRADING AND MARKET SERVICES, L.L.C. On August 1, 1996, a wholly-owned subsidiary of PanEnergy formed a natural gas and power marketing company with Mobil Corporation (Mobil) affiliates. The marketing company (PTMS) conducts business as PanEnergy Trading and Market Services, L.L.C. in the United States and as PanEnergy Marketing L.P. in Canada. PanEnergy operates the new company and owns a 60% interest, with Mobil owning a 40% minority interest.

   ASSOCIATED NATURAL GAS CORPORATION. On December 15, 1994, a wholly-owned subsidiary of PanEnergy merged with Associated Natural Gas Corporation (Associated), now PanEnergy Natural Gas Corporation (PanEnergy Natural Gas), on a tax-free, stock-for-stock basis. The merger was accounted for under the pooling of interests method. Nonrecurring expenses recorded in 1994 as a direct result of the merger totaled $16.2 million ($14.2 million after tax).

   The consolidated financial statements were restated in 1994 to include the results of Associated for the 12 months ended September 30. Effective with the date of the merger, the fiscal year end of Associated was changed from September 30 to December 31. Associated's net income for the three months ended December 31, 1994 was recorded directly to retained earnings and its cash activity for that period is shown separately on the consolidated statement of cash flows.

3. BUSINESS SEGMENTS

   The Company's operations are classified into two major business segments.

   The Natural Gas Transmission segment is involved in the interstate transportation and storage of natural gas. Principal markets are utilities, marketers, end-users and producers in the Mid-Atlantic, New England, Midwest and Gulf Coast states.

   The Energy Services segment is involved in the purchasing, gathering, processing, marketing and intrastate transportation of natural gas, NGLs, crude oil and electricity. Gathering, processing and transportation services are provided to producers, refiners and a variety of wholesale and retail customers located in the Mid-Continent, Gulf Coast and Rocky Mountain states. The principal markets for energy marketing services, including natural gas and electric power marketing, comprehensive energy management services and financial products, are industrial end-users and utilities located throughout the United States, in Canada and, to a lesser extent, the United Kingdom.

   "Other Operations" includes, among other things, corporate investments, intersegment eliminations and the Company's LNG project, which imports LNG from Algeria, stores and regasifies LNG, and provides worldwide LNG shipping services.

   Selected financial data for the Company's segments follows. Identifiable assets are those assets used in the Company's operations in each segment.


                                 REVENUES
                 ---------------------------------
                                                                                          EARNINGS     CAPITAL AND
                                   INTER-              DEPRECIATION       OPERATING   BEFORE INTEREST   INVESTMENT   IDENTIFIABLE
MILLIONS         UNAFFILIATED     SEGMENT    TOTAL   & AMORTIZATION    INCOME (LOSS)      AND TAX      EXPENDITURES      ASSETS
---------------------------------------------------------------------------------------------------------------------------------
   Natural Gas
    Transmission
        1996           $1,464.4   $  86.4     $1,550.8       $228.2          $580.1         $596.2        $185.3     $5,267.2
        1995            1,473.0      53.1      1,526.1        228.5           556.9          569.7         227.0      5,352.6
        1994            1,637.5      44.8      1,682.3        216.8           529.4          521.6         303.4      5,655.8

   Energy Services
        1996            6,006.3      11.8      6,018.1         62.8           185.3          192.3         537.4      2,514.7
        1995            3,447.1       0.5      3,447.6         42.7           106.1          117.3         202.6      1,404.5
        1994            2,892.8      60.2      2,953.0         33.3            74.8           77.2         254.5      1,118.7

   Other Operations
        1996               66.1     (98.2)       (32.1)         6.2            (7.8)(1)       26.0(1)       30.5        785.9
        1995               47.4     (53.6)        (6.2)         7.8             5.7           48.1          12.7        870.2
        1994               54.8    (105.0)       (50.2)         6.9           (18.9)(2)       16.4(2)        5.8        733.0
-----------------------------------------------------------------------------------------------------------------------------

   Consolidated
        1996           $7,536.8       --      $7,536.8       $297.2          $757.6(1)      $814.5(1)     $753.2     $8,567.8
        1995            4,967.5       --       4,967.5        279.0           668.7          735.1         442.3      7,627.3
        1994            4,585.1       --       4,585.1        257.0           585.3(2)       615.2(2)      563.7      7,507.5
=============================================================================================================================

(1) Includes expenses incurred of $7.6 million for the pending merger with Duke Power Company.
(2) Includes nonrecurring expenses of $16.2 million for the Associated Natural Gas Corporation merger.



4. NATURAL GAS REVENUES AND REGULATORY MATTERS

   FERC ORDER 636 AND TRANSITION COSTS

   The Company's interstate natural gas pipelines primarily provide transportation and storage services pursuant to FERC Order 636. Order 636 allows pipelines to recover eligible costs resulting from implementation of the order (transition costs). On July 16, 1996, the U.S. Court of Appeals for the District of Columbia upheld, in general, all aspects of Order 636 and remanded certain issues for further explanation. One of the issues remanded for further explanation is whether pipelines should be entitled to recover 100% of gas supply realignment (GSR) costs. This matter is substantially mitigated by TETCO's and PEPL's transition cost settlements.

   In 1994, TETCO refunded $84 million to customers pursuant to a FERC-approved settlement that resolved regulatory issues related primarily to Order 636 transition costs and a number of other issues related to services prior to Order 636. TETCO's final and nonappealable settlement provides for the recovery of certain transition costs through volumetric and reservation charges through 2002 and beyond, if necessary. Pursuant to the settlement, TETCO will absorb a certain portion of the transition costs, the amount of which continues to be subject to change dependent upon natural gas prices and deliverability levels. In 1995, based upon producers' discoveries of additional natural gas reserves, TETCO increased its estimated liabilities for transition costs by $125.8 million. Under the terms of the existing settlement, regulatory assets were increased $85.8 million and TETCO recognized a $40 million charge to operating expenses ($26 million after tax).

   At December 31, 1996 and 1995, the Company's interstate pipelines had recorded $67.9 million and $250 million (1996), and $70 million and $310 million (1995), of current and long-term regulatory assets, respectively, representing transition costs incurred or estimated to be incurred that will be recovered. At December 31, 1996 and 1995, the Company had recorded estimated current and long-term liabilities related to Order 636 transition costs of $84.4 million and $121.9 million (1996), and $125 million and $165 million
(1995), respectively.

   The Company believes the exposure associated with gas purchase contract commitments is substantially mitigated by transition cost recoveries pursuant to customer settlements, Order 636 and other mechanisms, and that this issue will not have a adverse effect on consolidated results of operations or financial position.

   In 1993, the U.S. Department of the Interior (the Department) announced its intention to seek additional royalties from gas producers as a result of payments received by such producers in connection with past take-or-pay settlements, and buyouts and buydowns of gas sales contracts with natural gas pipelines. The Company's pipelines, with respect to certain producer contract settlements, may be contractually required to reimburse or, in some instances, to indemnify producers against such royalty claims. The potential liability of the producers to the government and of the pipelines to the producers involves complex issues of law and fact which are likely to take substantial time to resolve. On August 27, 1996, the U.S. Court of Appeals for the District of Columbia overturned a lower court ruling in favor of the government in litigation brought on behalf of producers. The Department's petition for rehearing was denied in November 1996. The Department may continue to seek further appellate review. If the Company's pipelines ultimately have to reimburse or indemnify the producers, the Company's pipelines will file with FERC to recover a portion of these costs from pipeline customers. The Company believes the resolution of this matter will not have a material adverse effect on the Company's consolidated financial position.

   JURISDICTIONAL TRANSPORTATION AND SALES RATES

   PEPL. On April 1, 1992 and November 1, 1992, PEPL placed into effect, subject to refund, general rate increases. On September 12, 1996, PEPL filed a settlement proposal relating to both rate proceedings on behalf of itself and the majority of its largest customers. On December 20, 1996, FERC approved PEPL's settlement agreement which resolves refund matters and establishes prospective rates for settling parties. The agreement, which remains subject to rehearing, terminates other actions relating to these proceedings as well as PEPL's restructuring of rates and transition cost recoveries related to Order 636.

   As a result of the resolution of certain proceedings, PEPL recorded earnings before interest and tax of $8 million, $20.6 million and $25 million in 1996, 1995 and 1994, respectively.

   TRUNKLINE. Effective August 1, 1996, Trunkline placed into effect a general rate increase, subject to refund.

   ALGONQUIN. On June 14, 1996, Algonquin submitted a compliance filing reflecting changes in net plant, property and equipment pursuant to a previous rate settlement. On October 16, 1996, FERC accepted the filing and denied all protests.

5. INCOME TAX

   Income tax as presented in the consolidated statement of income is summarized as follows:

                                     YEARS ENDED DECEMBER 31
    MILLIONS                         1996    1995      1994
-------------------------------------------------------------
    Current
      Federal                        $95.7   $ 67.8    $ 40.6
      State                           18.9     13.8       6.0
      Foreign                          5.2      7.0       --
                                    -------------------------
      Total current                  119.8     88.6      46.6
                                    -------------------------
    Deferred
      Federal                         89.8     91.8      94.6
      State                           12.5     17.4      20.2
                                    -------------------------
      Total deferred                 102.3    109.2     114.8
                                    -------------------------
    Total income tax                $222.1   $197.8    $161.4
                                    =========================

   Total income tax differs from the amount computed by applying the federal income tax rate to income before income tax. The reasons for this difference are as follows:

                                     YEARS ENDED DECEMBER 31
   MILLIONS                          1996    1995      1994
-------------------------------------------------------------
   Federal income tax rate             35%      35%       35%
                                    =========================
   Income tax, computed at the
      statutory rate                $204.1   $175.5    $135.3
   Adjustments resulting from
      State income tax, net of
        federal income tax effect     20.4     20.3      17.0
      Goodwill amortization            2.8      3.2       4.1
      Insurance premiums              (5.3)    (5.8)     (4.1)
      Other items, net                 0.1      4.6       9.1
                                    -------------------------
   Total income tax                 $222.1   $197.8    $161.4
                                    =========================
   Effective tax rate                38.1%    39.4%     41.7%
                                    =========================

   The tax effects of temporary differences that resulted in deferred income tax assets and liabilities, and a description of the significant financial statement items that created these differences, are as follows:

                                                     DECEMBER 31
MILLIONS                                          1996        1995
--------------------------------------------------------------------
Deferred liabilities and credits              $    211.5  $    263.0
Investment tax credit carryforward                    --        24.5
Alternative minimum tax credit carryforward         72.6        78.6
Other accrued liabilities                           78.1       104.3
Rate refund provisions                              13.3        17.3
Deferred revenue - LNG project                      18.9        22.1
State deferred income tax,
  net of federal tax effect                         15.4        15.8
Other                                               15.6        20.8
                                              ----------------------
  Total deferred income tax assets                 425.4       546.4
Valuation allowance and other tax reserves        (141.1)     (142.5)
                                              ----------------------
    Net deferred income tax assets                 284.3       403.9
                                              ----------------------
Plant, property and equipment                     (931.4)     (914.0)
Deferred charges                                  (216.0)     (252.6)
Investments                                        (87.0)      (90.7)
State deferred income tax,
  net of federal tax effect                       (103.0)     (100.9)
Prepaid pension                                    (98.2)      (90.7)
Other                                              (41.2)      (57.1)
                                              ----------------------
    Total deferred income tax liabilities       (1,476.8)   (1,506.0)
                                              ----------------------
Net deferred income tax liability,
  net of current amounts                      $ (1,192.5) $ (1,102.1)
                                              ======================


   If tax benefits relating to the valuation allowance for deferred income tax assets and other tax reserves are recognized subsequent to December 31, 1996, approximately $28.6 million will be allocated to goodwill.

   The investment tax credit carryforward was fully utilized in 1996 and the alternative minimum tax credit carryforward can be carried forward indefinitely.

   In 1990, the Internal Revenue Service (IRS) issued regulations which disallow for tax purposes losses incurred in the Company's 1989 sales of certain assets that were acquired in the purchase of TEC. Consequently, the Company established a provision in 1990 for this and certain other issues, resulting in an increase in goodwill and deferred income tax liability. Following further discussions with the IRS, the Company revised its estimates in 1994 with respect to the disallowed loss issue, and in 1995 and 1996 with respect to the remaining issues. As a result, the Company reduced the related goodwill and deferred income tax liability by approximately $40 million, $100 million and $200 million in 1996, 1995 and 1994, respectively.


6. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

   FINANCIAL INSTRUMENTS

                                                      APPROXIMATE
   MILLIONS                             BOOK VALUE    FAIR VALUE
-----------------------------------------------------------------
                                        Assets      (Liabilities)
   December 31, 1996
   Cash                       Note 1      $ 57.2      $ 57.2
   Other current receivables                26.7        26.7
   Other investments          Note 8        38.0        38.0 (1)
   Notes payable
      and commercial paper    Note 10     (354.1)     (354.1)
   Long-term debt             Note 10   (2,085.3)   (2,226.0)(2)
   Interest rate swaps                        --         0.2 (3)

   December 31, 1995
   Cash                       Note 1      $ 50.8     $  50.8
   Other current receivables                17.4        17.4
   Other investments          Note 8        44.8        44.7 (1)
   Notes payable              Note 10     (145.0)     (145.0)(2)
   Long-term debt             Note 10   (2,271.2)   (2,551.5)(2)
   Foreign currency
      exchange contract                     32.7        34.0 (3)
   Interest rate swaps                        --         0.9 (3)
-----------------------------------------------------------------




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

   The Company has implemented an agreement to sell with limited recourse, on a continuing basis, current accounts receivable at a discount. The Company received $100 million for accounts receivable sold that remained outstanding at December 31, 1996. In 1996, TETCO received $98.6 million from the sale of the right to collect certain Order 636 transition costs, with limited recourse. In 1993, the Company sold LNG project settlement receivables, with limited recourse. At December 31, 1996, $87.3 million and $29.9 million remained outstanding on the transition cost recovery rights sold and the LNG settlement receivables sold, respectively. In the opinion of management, the probability that the Company will be required to perform under any of the above recourse provisions is remote.

   The following financial instruments have no book value associated with them and there are no fair values readily determinable since quoted market prices are not available: recourse provisions of the TEPPCO Partners, L.P. First Mortgage Notes (Note 8); the LNG project settlement, trade accounts receivable and Order 636 transition cost recovery sales agreements; the Northern Border Pipeline Company (Northern Border Pipeline) transportation agreement guarantee (Note 8); and the Petrolane Incorporated (Petrolane) lease indemnification (Note 11).

   At December 31, 1996, the Company had two interest rate swaps for a total outstanding notional amount of approximately $29.9 million that were entered into as a result of the sale of the LNG project settlement receivables. Pursuant to these swaps, the Company makes payments to the counterparty at a rate based on LIBOR (London Interbank Offered Rates) and receives payments based on the FERC prime rate. The notional amount decreases as the outstanding balance of the settlement receivables decreases, and the swaps terminate in conjunction with collection of the receivables, which will be no later than 1998. Other interest expense is adjusted for the net amount of these swap receipts and payments.

   COMMODITY RISK MANAGEMENT. At December 31, 1996, the Company held or issued several instruments that reduce the Company's exposure to market fluctuations in the price and transportation costs of natural gas, petroleum products and power. The Company's market exposure, primarily within PTMS, arises from inventory balances and fixed-price purchase and sale commitments that extend for periods of up to 10 years. The Company uses futures, swaps and options to manage and hedge price and location risk related to these market exposures. PTMS also provides risk management services to its customers through a variety of energy commodity financial instruments. In addition to hedging activities, the Company also engages in the trading of such instruments, and therefore experiences net open positions in terms of price, volume and specified delivery point. The Company manages open positions with strict policies which limit its exposure to market risk and require daily reporting to management of potential financial exposure. These policies include statistical risk tolerance limits using historical price movements to calculate a daily earnings at risk as well as a total value at risk measurement. The weighted-average life of the Company's commodity risk portfolio was approximately 11 months at December 31, 1996.

   Natural gas futures involve the buying or selling of natural gas at a fixed price. Over-the-counter swap agreements require the Company to receive or make payments based on the difference between a specified price and the actual price of natural gas. The Company uses futures and swaps to manage margins on offsetting fixed-price purchase or sale commitments for physical quantities of natural gas. Natural gas options held to hedge price risk provide the right, but not the requirement, to buy or sell natural gas at a fixed price. The Company utilizes options to manage margins and to limit overall price risk exposure.

   At December 31, 1996 and 1995, the Company had outstanding futures, swaps and options for an absolute notional contract quantity of 104 billion cubic feet (Bcf) and 223 Bcf of natural gas, respectively, which are in place to offset the risk of price fluctuations under fixed-price commitments for delivering and purchasing natural gas. The gains, losses and costs related to those financial instruments that qualify as a hedge are not recognized until the underlying physical transaction occurs. At December 31, 1996 and 1995, the Company had unrecognized net losses of $5.1 million and $15.4 million, respectively, related to financial instruments which are offset by corresponding unrecognized net gains from the Company's obligations to sell physical quantities of gas and power. The fair value of energy commodity swaps held at December 31, 1996 was an asset of $86.5 million with a notional amount of $95.9 million.

   During 1996, 1995 and 1994, the Company recognized gains of $25.4 million, $10.5 million and $0.7 million, respectively, from trading activities. The values of energy commodities futures, swaps and options held for trading purposes were as follows:


                                     1996                   1995
                              -------------------   ---------------------
 MILLIONS                     ASSETS  LIABILITIES   ASSETS    LIABILITIES
-------------------------------------------------------------------------
   Fair Value at December 31    $719       $731       $406        $424
   Average Fair Value            458        466        277         289
   Notional Amount               698        692        430         447

   MARKET AND CREDIT RISK. New York Mercantile Exchange (Exchange) traded futures and option contracts are guaranteed by the Exchange and have nominal credit risk. On all other transactions described above, the Company is exposed to credit risk in the event of nonperformance by the counterparties. For each counterparty, the Company analyzes their financial condition prior to entering into an agreement, establishes credit limits and monitors the appropriateness of these limits on an ongoing basis. The change in market value of Exchange-traded futures and options contracts requires daily cash settlement in margin accounts with brokers. Swap contracts and most other over-the-counter instruments are generally settled at the expiration of the contract term and may be subject to margin require-ments with the counterparty. At December 31, 1996 and 1995, the Company had $20.2 million and $14.3 million, respectively, in margin cash accounts to service these financial instruments of which $1.6 million and $2 million, respectively, was available for general corporate purposes.

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

7. INVENTORY

   A summary of inventory and supplies by category follows:

                                                DECEMBER 31
   MILLIONS                                   1996      1995
--------------------------------------------------------------
   Gas held for resale                      $ 31.7      $ 30.1
   Crude oil                                  14.7        10.6
   NGLs                                       16.3        11.2
   Materials and operating supplies           69.4        83.9
                                            ------------------
   Total inventory and supplies             $132.1      $135.8
                                            ==================

   Inventory and supplies are recorded at the lower of cost or market using the average cost method and the last-in first-out method, and do not exceed recoverable cost. Materials and operating supplies includes gas held for operations.

8. INVESTMENTS

   AFFILIATES

   The Company has investments in the following companies that are accounted for using the equity method. These investments include undistributed earnings of $62.7 million in 1996 and $45.6 million in 1995 related to 50% or less owned entities.

INVESTMENTS IN AFFILIATES

                                                DECEMBER 31
MILLIONS                          OWNERSHIP   1996      1995
------------------------------------------------------------
National Methanol Company            25%     $ 65.9   $ 54.9
Dauphin Island Gathering Partners    37        51.9       --
Northern Border Partners, L.P.        8        33.8     34.4
Midland Cogeneration Venture         18        31.5     20.6
TEPPCO Partners, L.P.                10        25.9     23.8
Westana Gathering Company            50        10.8      4.4
Other affiliates                   Various     94.1     26.2
                                             ---------------
Total investments in affiliates              $313.9   $164.3
                                             ===============

EQUITY IN EARNINGS

                                                     YEARS ENDED DECEMBER 31
MILLIONS                                             1996       1995      1994
------------------------------------------------------------------------------
National Methanol Company                          $ 16.6     $ 22.5    $ 26.2
Dauphin Island Gathering Partners                     0.8         --        --
Northern Border Partners, L.P.                        4.4        7.2       4.5
Midland Cogeneration Venture                         10.9       11.6       2.8
TEPPCO Partners, L.P.                                 8.9        6.4       3.6
Westana Gathering Company                             1.3        0.3       0.8
Other affiliates                                     (4.1)       2.6       3.0
                                                   ---------------------------
Total equity in earnings                           $ 38.8     $ 50.6    $ 40.9
                                                   ===========================


   Distributions and dividends received amounted to $20.6 million, $42.7 million and $11.7 million in 1996, 1995 and 1994, respectively.








   Summarized combined balance sheet and income statement information of the entities that are accounted for using the equity method are as follows:


   MILLIONS                       1996      1995       1994
-------------------------------------------------------------
   ASSETS
   Current assets               $  697.9   $  506.3  $  525.1
   Noncurrent assets             4,531.7    4,280.2   4,453.0
                                -----------------------------
   Total                        $5,229.6   $4,786.5  $4,978.1
                                =============================
   LIABILITIES AND EQUITY
   Current liabilities          $  514.1   $  395.2  $  424.2
   Noncurrent liabilities        3,159.7    3,239.7   3,609.7
   Equity                        1,555.8    1,151.6     944.2
                                -----------------------------
   Total                        $5,229.6   $4,786.5  $4,978.1
                                =============================
   INCOME
   Operating revenues           $1,438.9   $1,390.0  $1,221.9
   Operating expenses              943.8      855.3     763.9
   Net income                      239.4      264.4     226.8

   NATIONAL METHANOL COMPANY (NATIONAL METHANOL). National Methanol, doing business as Ibn Sina, is a joint venture that owns and operates a methanol plant and an MTBE (methyl tertiary butyl ether) plant in Jubail, Saudi Arabia. Both plants are among the largest such plants in the world, producing 985,000 metric tons of methanol and 905,000 metric tons of MTBE in 1996.

   DAUPHIN ISLAND GATHERING PARTNERS. Dauphin Island Gathering Partners is a partnership which owns the Dauphin Island Gathering system and the Main Pass Gas Gathering system, which are natural gas gathering systems in the Gulf of Mexico.

   NORTHERN BORDER PARTNERS, L.P. Northern Border Partners, L.P. is a master limited partnership (MLP) that owns 70% of Northern Border Pipeline, a partnership operating a pipeline transporting natural gas from Canada to the Midwest area of the United States. The Company has general partner interests as well as subordinated limited partnership interests, totaling 8%, in Northern Border Partners, L.P., and through the MLP, an effective 6% ownership interest in Northern Border Pipeline.

   Under the terms of a settlement related to a transportation agreement between PEPL and Northern Border Pipeline, PEPL guarantees payment to Northern Border Pipeline under a transportation agreement by an affiliate of Pan-Alberta Gas Limited. The transportation agreement requires estimated total payments of $94.4 million for 1997 through 2001. In the opinion of management, the probability that PEPL will be required to perform under this guarantee is remote.

   MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP (MCV). MCV converted an incomplete nuclear plant to a dual-purpose energy unit that uses natural gas to generate electricity and produce industrial process steam. The Company has a general partnership interest in MCV.

   TEPPCO PARTNERS, L.P. TEPPCO Partners, L.P. is an MLP that owns and operates a petroleum products pipeline. A subsidiary partnership of the MLP has $339.5 million in First Mortgage Notes outstanding at December 31, 1996 with recourse to the general partner, a subsidiary of PanEnergy. These notes have annual principal payments due through 2010. In the opinion of management, the probability that the PanEnergy subsidiary will be required to perform under this recourse provision is remote.

   WESTANA GATHERING COMPANY. Westana Gathering Company is a joint venture that provides gathering, processing and marketing services for natural gas producers in Oklahoma.

   OTHER AFFILIATES. Other investments in affiliates include projects currently under construction.

   OTHER INVESTMENTS

   Other investments include real estate holdings and financial instruments, such as insurance contracts and long-term receivables, that are recorded at cost in the consolidated balance sheet.

9. PLANT, PROPERTY AND EQUIPMENT

   A summary of plant, property and equipment by classification follows:

                            DEPRECIATION      DECEMBER 31
   MILLIONS                    RATES         1996      1995
-------------------------------------------------------------
   Transmission               2% - 7%     $6,206.7   $6,044.8
   Gathering                  1% - 7%        431.0      511.9
   Processing                 4% - 5%        508.4      144.1
   Underground storage        2% - 4%        450.6      488.3
   LNG facilities               -- *         599.8      600.3
   LNG vessels                  3%           151.2      150.9
   General plant              3% - 33%       348.1      318.5
   Construction work
    in progress                 --           126.7      141.9
                                          -------------------
   Total plant, property and equipment    $8,822.5   $8,400.7
                                          ===================

   *Modified unit-of-production method.

   A summary of plant, property and equipment, net of accumulated depreciation, by classification follows:

                                               DECEMBER 31
   MILLIONS                                 1996       1995
-------------------------------------------------------------
   Transmission                           $3,833.2   $3,798.4
   Gathering                                 223.4      208.1
   Processing                                396.6       97.9
   Underground storage                       322.0      368.8
   LNG project                               316.3      321.4
   General plant                             238.5      213.3
   Construction work in progress             126.7      141.9
                                          -------------------
   Net plant, property and equipment      $5,456.7   $5,149.8
                                          ===================

   The carrying value of LNG project assets is expected to be recovered through estimated future cash flows. Current estimates of future cash flows are based on significant business relationships and assumptions of future natural gas prices, supply availability and demand for LNG, which are subject to change.

10. DEBT AND CREDIT FACILITIES

   A summary of long-term debt follows:

                                               DECEMBER 31
   MILLIONS                                1996        1995
-------------------------------------------------------------
   PANENERGY
       8 5/8% debenture maturing 2025    $  100.0     $ 100.0
   Bonds
       7 3/4% revenue maturing 2022         328.0       328.0
       Swiss Franc maturing 1996              --         86.7
   Notes
       Medium Term, Series A,
        8.5-9% maturing 1996-1997           114.5       139.0
       9.55% maturing 1996-1999*             41.3        55.0
       8 5/8% maturing 1999                 100.0       100.0
       9.9% maturing 2000-2003*              45.0        45.0
       7 3/8% maturing 2003                 100.0        --
       9% convertible maturing 1997-2004*    10.0        10.0
       7 1/4% maturing 2005                 100.0       100.0
       7% maturing 2006                     150.0        --
   TETCO
   Debentures
       10 1/8% maturing 2011                  --        100.0
       10% maturing 2011                      --        150.0
   Notes
       10 3/8% maturing 2000                200.0       200.0
       10% maturing 2001                    100.0       100.0
       8% maturing 2002                     100.0       100.0
       8 1/4% maturing 2004                 100.0       100.0
       Medium Term, Series A,
        7.64-9.07% maturing 1999-2012       100.0       100.0
   ALGONQUIN
   Notes
       8.795-8.936% maturing 1996             --         50.0
       9.13% maturing 2001-2003             100.0       100.0
   PEPL
       7 7/8% note maturing 2004            100.0       100.0
   Debentures
       7.95% maturing 2023                  100.0       100.0
       7.2% maturing 2024                   100.0       100.0
   PANHANDLE GATHERING COMPANY
       4% note maturing 1996                  --          4.5
   PANENERGY NATURAL GAS
       6.3% note maturing 1999-2003           --         40.0
   Other                                      --          0.1
                                         --------------------
   Total                                  2,088.8     2,308.3
   LESS CURRENT MATURITIES                 (138.3)     (179.6)
   LESS UNAMORTIZED DISCOUNT                 (3.5)      (37.1)
                                         --------------------
   TOTAL LONG-TERM DEBT                  $1,947.0    $2,091.6
                                         ====================


   * These previous obligations of PanEnergy Natural Gas were assumed by PanEnergy in 1996.

   The interest rates indicated were in effect on principal balances outstanding at December 31, 1996. Interest costs capitalized in 1996, 1995 and 1994 were $2.9 million, $3.8 million and $4.6 million, respectively.

   PanEnergy's 9% convertible notes entitle the holders, at their option, to convert the notes into 451,875 shares of PanEnergy common stock. This conversion right contains various anti-dilution provisions, including a provision to adjust the conversion rate if PanEnergy sells shares at a price less than the current market price.

   Required sinking fund and installment payments applicable to long-term debt are as follows:

            MILLIONS
           ---------------------------------------
            1997                            $138.3
            1998                              13.8
            1999                             162.7
            2000                             211.3
            2001                             160.5

   On October 1, 1996, TETCO redeemed its $150 million, 10% debentures due 2011 and its $100 million, 10 1/8% debentures also due 2011. TETCO recorded a non-cash extraordinary charge of $16.7 million (net of income tax of $10.3 million) related to the unamortized discount on this early retirement of debt. Earnings per common share for 1996 was reduced $0.11 as a result of this charge.

   PanEnergy initiated a commercial paper program in the fourth quarter of 1996 for amounts up to $400 million, supported by its existing bank credit agreements. PanEnergy has two variable-rate bank credit agreements, dated January 31, 1996 and September 18, 1996, respectively, that permit PanEnergy to borrow up to $400 million under a five-year facility and $400 million under a 364-day facility. Amounts outstanding under the credit agreements and commercial paper program are limited to $800 million in the aggregate. At December 31, 1996, there was $102.2 million of commercial paper outstanding and no amounts outstanding under the credit agreements. In addition, at December 31, 1996, the Company had $251.9 million of short-term borrowings from banks outstanding. The weighted-average interest rate of commercial paper and bank borrowings outstanding at December 31, 1996 was 6.19%.

   PanEnergy, TETCO and PEPL have effective shelf registration statements with the Securities and Exchange Commission for the issuance of $50 million, $100 million and $100 million, respectively, of unsecured debt securities. Under the most restrictive covenants contained in the Company's debt agreements, $1.1 billion of PanEnergy's consolidated common stockholders' equity was available for the payment of dividends at December 31, 1996.

11. LEASES AND OTHER COMMITMENTS

   The Company utilizes assets under operating leases in several areas of operations. Consolidated rental expense amounted to $49.7 million, $34.7 million and $30.6 million in 1996, 1995 and 1994, respectively. Minimum rental payments under the Company's various operating leases for the years 1997 through 2001 are $43.9 million, $25.9 million, $22.5 million, $17.2 million and $12.5 million, respectively. Thereafter, payments aggregate $39.6 million through 2011.

   In connection with the sale of Petrolane in 1989, TEC, a subsidiary of PanEnergy, agreed to indemnify Petrolane against certain obligations for guaranteed leases and environmental matters. Certain of the lease obligations relate to Petrolane's divestiture of supermarket operations prior to its acquisition by TEC and as of December 31, 1996 total approximately $62.2 million over the remaining terms of the leases, which expire in 2006. In the opinion of management, the probability that TEC will be required to perform under this indemnity provision is remote.

12. STOCK BASED COMPENSATION

   STOCK OPTIONS AND AWARDS

   Under the Company's 1994 Long Term Incentive Plan, stock options and awards for up to three million shares of common stock may be granted to employees. Under the 1989 Nonemployee Directors Stock Option Plan, the Company may grant options for up to 200,000 shares to members of the board of directors. Under each plan, the exercise price of each option granted equals the market price of the Company's common stock on the date of grant. Vesting periods range from one to five years with a maximum term of 10 years.

   In 1996, the Company granted 144,075 performance-based stock awards and 75,000 fixed stock awards with an average grant-date fair value of $28 per share. The Company recognized compensation expense of $8.3 million in 1996 and none in 1995 for stock options and stock awards.

   A summary of the Company's stock option grants follows:

                                     OPTIONS      AVERAGE
                                      (000'S) EXERCISE PRICE
------------------------------------------------------------
   Outstanding at Dec. 31, 1993       1,761        $19
      Granted                           337         24
      Exercised                         (61)        16
      Expired                           (33)        24
      Converted*                      1,575         13
                                     ------
   Outstanding at Dec. 31, 1994       3,579         17
      Granted                           919         21
      Exercised                      (1,030)        14
      Forfeited                         (60)        23
                                     ------
   Outstanding at Dec. 31, 1995       3,408         19
      Granted                           477         29
      Exercised                        (682)        17
      Forfeited                         (68)        23
                                     ------
   OUTSTANDING AT DEC. 31, 1996       3,135         21
                                     ======


   * Represents conversion of stock options outstanding of Associated Natural Gas Corporation into equivalent PanEnergy options.

   The Company had 2,863 options and 2,293 options exercisable at December 31, 1994 and 1995, with average exercise prices of $16 and $17 per option, respectively. Details of stock options outstanding and options exercisable at December 31, 1996 follows:

                       OUTSTANDING             EXERCISABLE
              -----------------------------  ----------------
   RANGE OF              AVERAGE    AVERAGE           AVERAGE
   EXERCISE    NUMBER  REMAINING   EXERCISE  NUMBER  EXERCISE
    PRICES    (000'S) LIFE (YEARS)   PRICE    (000'S)   PRICE
-------------------------------------------------------------
   $10 to $13    255       4.5       $11       255     $11
   $15 to $20    751       5.6        17       751      17
   $21 to $25  1,632       7.3        22     1,070      22
   $26 to $28    375       8.9        28         9      26
   $31 to $32    122       7.8        32        20      31
               -----                         -----
   Total       3,135                         2,105      19
               =====                         =====





   FAIR VALUE INFORMATION

   The weighted-average fair value of options granted during 1994 and 1995 was $7 per option each year, and $9 per option during 1996. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for 1995 and 1996 grants: stock dividend yield of 2.6%; expected stock price volatility of 26%; 1994 Plan risk-free interest rates of 7.7% and 5.7% for 1995 and 1996, respectively; 1989 Plan risk-free interest rates of 6.9% and 6.8% for 1995 and 1996, respectively; and expected option lives of seven years. Had compensation expense for stock-based compensation been determined based on the fair value at the grant dates, the Company's 1996 net income would have been $343.8 million, or $2.28 per share, and 1995 net income would have been $302.4 million, or $2.02 per share.

13. ENVIRONMENTAL MATTERS

   TETCO is currently conducting PCB (polychlorinated biphenyl) assessment and cleanup programs at certain of its compressor station sites under conditions stipulated by a U.S. Consent Decree. The programs include on- and off-site assessment, installation of on-site source control equipment and groundwater monitoring wells, and on- and off-site cleanup work. TETCO expects to complete these cleanup programs during 1997. Groundwater monitoring activities will continue beyond 1997.

   In 1987, the Commonwealth of Kentucky instituted suit in state court against TETCO, alleging improper disposal of PCBs at TETCO's three compressor station sites in Kentucky. This suit, which is still pending, seeks penalties for violations of Kentucky environmental statutes. The Company previously established a reserve for potential fines and penalties. In 1996, TETCO completed cleanup of these sites.

   The Company has also identified environmental contamination at certain sites on the PEPL and Trunkline systems and is undertaking cleanup programs at these sites. The contamination resulted from the past use of lubricants containing PCBs and the prior use of wastewater collection facilities and other on-site disposal areas. Soil and sediment testing, to date, has detected no significant off-site contamination. The Company has communicated with the Environmental Protection Agency and appropriate state regulatory agencies on these matters. Environmental cleanup programs are expected to continue until 2002.

   At December 31, 1996 and 1995, the Company had total current and long-term liabilities recorded of $32.4 million and $188.9 million (1996), and $56.3 million and $225.8 million (1995), respectively, for remaining estimated cleanup costs on the TETCO, PEPL and Trunkline systems. These cost estimates represent gross cleanup costs expected to be incurred, have not been discounted or reduced by customer recoveries and do not include fines, penalties or third-party claims. Estimated liabilities for remaining TETCO PCB cleanup costs were reduced $77.6 million in the fourth quarter 1995 as a result of lower-than-projected cleanup costs incurred on completed sites. As a result of the reduction in estimated cleanup costs, TETCO's share of the cleanup estimate was lowered, which decreased operating expenses $33 million ($21.5 million after tax) and reduced related regulatory assets by $44.6 million. At
December 31, 1996 and 1995, the Company had total current and long-term regulatory assets recorded of $16.7 million and $136.5 million (1996), and $21.3 million and $176.6 million (1995), respectively, representing costs to be recovered from customers.

   The federal and state cleanup programs are not expected to interrupt or diminish the Company's ability to deliver natural gas to customers. The Company believes the ultimate resolution of matters relating to the environmental issues discussed above will not have a material adverse effect on consolidated results of operations or financial position.

14. LITIGATION

   In connection with a rupture and fire that occurred on TETCO's natural gas pipeline in 1994 in Edison, New Jersey, claims have been made and numerous lawsuits have been filed against TETCO and other private and governmental entities by or on behalf of hundreds of individuals and businesses. These claimants seek compensatory damages for personal injuries, property losses and/or lost business income, as well as punitive damages. The claimants include Quality Materials, Inc. (Quality), the owner of the asphalt plant where the rupture occurred. TETCO has filed a counterclaim against Quality and has settled the claims of some individuals and businesses while retaining the right to seek recovery of those settlement amounts from other defendants.

   The findings of an investigation of the incident by the National Transportation Safety Board indicate third-party damage to be the cause of the rupture. The Company recorded a provision in 1994 for costs related to this incident that are not recoverable under the Company's insurance policies.

   In 1995, two plaintiffs filed a lawsuit with class action allegations against PanEnergy, TEC and TETCO, among others. While that suit ultimately was dismissed, one of the two original plaintiffs refiled the suit in 1996 in another court. The plaintiff seeks recovery of compensatory and punitive damages, in unspecified amounts, for personal injuries and property damage resulting from alleged exposure to PCBs.

   In 1995, Midwest Gas Storage, Inc. (Midwest) filed suit against PEPL and PanEnergy, alleging that PEPL breached an interconnection agreement and used its superior bargaining position to force Midwest to accept terms and conditions which were not in the original agreement. Amended petitions filed in 1996 further allege that PEPL and PanEnergy, through economic coercion, have attempted to drive Midwest out of business. Asserting fraud and violations of Texas anti-trust laws, among other counts, Midwest seeks compensatory and punitive damages in unspecified amounts.

   The Company believes the resolution of the legal matters discussed above will not have a material adverse effect on the Company's consolidated results of operations or financial position.

   A lawsuit filed by a natural gas producer was served in July 1996 naming certain PanEnergy subsidiaries as defendants. The action was brought against 70 defendants, including every major pipeline, asserting that the defendants intentionally underreported volumes and heating content of gas purchased on federal and Indian lands, with the result that royalties were underpaid. The plaintiff seeks recovery of royalty amounts due the United States, treble damages and civil penalties. While this matter is in the early stages of litigation, based on information currently available to the Company, the Company believes the resolution of this matter will not have material adverse effect on consolidated financial position.

   In December 1996, TETCO received notification that Marathon Oil Company (Marathon) intended to commence substitution of other gas reserves, deliverability and leases for those dedicated to a certain natural gas purchase contract (the Contract) with TETCO. In TETCO's view, the tendered substitute gas reserves, deliverability and leases are not subject to the Contract and TETCO filed a declaratory judgment action seeking a ruling that Marathon's interpretation of the Contract is incorrect. Marathon filed a counterclaim seeking a declaratory judgment enforcing its interpretation of the Contract. The potential liability of the Company should TETCO be contractually obligated to purchase natural gas based upon the substitute gas reserves, deliverability and leases, and the effect on transition cost recoveries pursuant to TETCO's Order 636 settlement involve numerous complex legal and factual matters which will take a substantial period of time to resolve. While this matter is in the early stages of litigation, based on information currently available to the Company, the Company believes the resolution of this matter will not have material adverse effect on consolidated financial position.

   The Company is also involved in various other legal actions and claims arising in the normal course of business. Based upon its current assessment of the facts and the law, management does not believe that the outcome of any such action or claim will have a material adverse effect upon the consolidated results of operations or financial position of the Company. However, these actions and claims in the aggregate seek substantial damages against the Company and are subject to the uncertainties inherent in any litigation. The Company is defending itself vigorously in all the above suits.

15. PENSION AND OTHER BENEFITS

   PENSION BENEFITS. PanEnergy has a non-contributory trusteed pension plan covering certain employees with a minimum of one year vesting service. The plan provides pension benefits (i) for eligible employees of certain subsidiaries that are generally based on an employee's years of benefit accrual service and highest average eligible earnings, and (ii) commencing January 1, 1995, for eligible employees of certain other subsidiaries that are generally based on the employee's actual eligible earnings and accrued interest. The Company's policy is to fund amounts, as necessary, on an actuarial basis to provide assets sufficient to meet benefits to be paid to plan members.

   The components of the net pension benefit are as follows:

                                     YEARS ENDED DECEMBER 31
   MILLIONS                        1996       1995      1994
-------------------------------------------------------------
   Actual return on plan assets   $122.1     $159.8    $ (2.1)
   Amount deferred                 (51.7)     (93.4)     67.4
                                  ---------------------------
   Expected return on plan assets   70.4       66.4      65.3
   Service cost benefits earned
     during the period             (13.1)     (11.4)    (12.4)
   Interest cost on projected
     benefit obligations           (36.7)     (36.8)    (35.8)
   Net amortization                  2.7        2.9       2.9
                                  ---------------------------
   Net pension benefit            $ 23.3     $ 21.1    $ 20.0
                                  ===========================

   The following sets forth the pension plan's funded status and the net asset recognized by the Company:

                                                DECEMBER 31
   MILLIONS                                   1996      1995
-------------------------------------------------------------
   Plan assets at fair value
     (principally common stock and
     fixed income securities)                $857.5    $790.0
                                             ----------------
   Actuarial present value of
    benefit obligations:
      Vested                                  361.8     363.1
      Nonvested                                22.6      17.6
                                             ----------------
     Accumulated obligations                  384.4     380.7
     Effects of projected future
      compensation levels                      78.6     107.5
                                             ----------------
     Projected obligations                    463.0     488.2
                                             ----------------
   Plan assets in excess of
     projected obligations                    394.5     301.8
   Unrecognized net asset                     (37.0)    (41.7)
   Unrecognized net gain                      (97.3)    (23.0)
   Unrecognized prior service cost             20.4      22.2
                                             ----------------
   Prepaid pension                           $280.6    $259.3
                                             ================

   Assumptions used in the Company's pension and other postretirement benefits accounting are as follows:

                                            DECEMBER 31
   PERCENT                             1996     1995   1994
-----------------------------------------------------------
   Discount rate                        7.5     7.5     8.5
   Rate of increase in
     compensation levels                5.0     5.0     5.0
   Expected long-term rate of
     return on plan assets              9.5     9.5     9.5
   Assumed tax rate*                   39.6    39.6    39.6

   * Health care portion of postretirement benefits

   The Company also sponsors employee savings plans which cover substantially all employees. The Company expensed plan contributions of $12.7 million, $12.9 million and $13 million in 1996, 1995 and 1994, respectively.

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

   The Company accrues such benefit costs over the active service period of employees to the date of full eligibility for the benefits. The net unrecognized transition obligation, resulting from the implementation of accrual accounting in 1993, is being amortized over approximately 20 years.

   It is the Company's general policy to fund accrued postretirement health care costs. The retiree life insurance plan is fully funded based on actuarially-determined requirements. FERC policy generally allows, subject to individual pipeline proceedings, for current rate recovery of funded accrued postretirement benefit costs including amortization of the transition obligation. Pending FERC approval in rate proceedings, the Company's pipelines have deferred certain postretirement benefit costs.

   The components of the net postretirement benefit cost are as follows:

                                      YEARS ENDED DECEMBER 31
   MILLIONS                            1996    1995     1994
-------------------------------------------------------------
   Actual return on plan assets       $  8.1   $ 14.9  $  0.3
   Amount deferred                      (1.2)    (8.9)    5.3
                                      -----------------------
   Expected return on plan assets        6.9      6.0     5.6
   Service cost benefits earned
     during the period                  (2.0)    (1.7)   (2.2)
   Interest cost on accumulated
     obligations                       (16.0)   (16.3)  (15.6)
   Net amortization and deferral        (4.2)    (2.7)   (2.9)
                                      -----------------------
   Net postretirement benefits cost   $(15.3)  $(14.7) $(15.1)
                                      =======================

   The following sets forth the postretirement benefit plans' funded status and the net liability recognized by the Company:

                                                  DECEMBER 31
   MILLIONS                                     1996        1995
------------------------------------------------------------------
   Accumulated postretirement
    benefit obligations:
     Retirees                                  $(189.2)    $(182.9)
     Fully eligible active plan participants      (3.0)       (2.5)
     Other active plan participants              (40.5)      (37.2)
                                               -------------------
     Accumulated obligations                    (232.7)     (222.6)

   Plan assets at fair value
     (principally common stock and
     fixed income securities)                     97.7        86.4
                                               -------------------
   Accumulated obligations in excess
    of plan assets                              (135.0)     (136.2)
   Unrecognized transition obligations            95.7       101.4
   Unrecognized net loss                          30.7        26.7
                                               -------------------
   Net postretirement benefits liability       $  (8.6)    $  (8.1)
                                               ===================

   The assumed health care cost trend rate used to estimate postretirement benefits was 7% for 1997. The health care cost trend rate is expected to decrease, with a 5.5% ultimate trend rate expected to be achieved by 1999. The effect of a 1% increase in the assumed health care cost trend rate for each future year is $0.7 million on the annual aggregate postretirement benefit cost and $11.4 million on the accumulated postretirement benefit obligation at December 31, 1996.

   OTHER POSTEMPLOYMENT BENEFITS. The Company accrues such benefit costs provided by the Company to certain former or inactive employees. The Company's pipelines have received permission from FERC to defer such costs, pending resolution of rate filings requesting recovery.

PANENERGY CORP AND SUBSIDIARIES
CONSOLIDATED QUARTERLY FINANCIAL DATA

                                                                                                   QUARTERS ENDED
                                                                               -------------------------------------------------
1996                MILLIONS, EXCEPT PER SHARE AMOUNTS                           MARCH 31      JUNE 30     SEPT. 30      DEC. 31
--------------------------------------------------------------------------------------------------------------------------------
INCOME              Operating revenues                                           $1,712.6     $1,436.1     $1,832.0     $2,556.1
                    Operating expenses                                            1,499.4(1)   1,266.3      1,662.8      2,350.7(2)
                                                                               -------------------------------------------------
                    Operating income                                                213.2        169.8        169.2        205.4
                    Other income, net of deductions                                   8.8         14.3         27.3          6.5
                                                                               -------------------------------------------------
                    Earnings before interest and tax                                222.0        184.1        196.5        211.9
                    Interest expense                                                 58.3         55.8         57.1         53.9
                                                                               -------------------------------------------------
                    Earnings before minority interest and income tax                163.7        128.3        139.4        158.0
                    Minority interest                                                  --           --          2.2          4.0
                    Income tax                                                       61.9         48.5         51.1         60.6
                                                                               -------------------------------------------------
                    Income before extraordinary item                                101.8         79.8         86.1         93.4
                    Extraordinary item, net of tax                                     --           --           --        (16.7)
                                                                               -------------------------------------------------
                    Net income                                                   $  101.8(1)  $   79.8     $   86.1     $   76.7(2)
--------------------------------------------------------------------------------------------------------------------------------

COMMON              Average common shares outstanding                               150.5        150.8        151.0        151.1
SHARES              Earnings per common share
                      Before extraordinary item                                  $   0.68     $   0.53     $   0.57     $   0.62
                      Net income                                                     0.68         0.53         0.57         0.51
================================================================================================================================

1995
--------------------------------------------------------------------------------------------------------------------------------
INCOME              Operating revenues                                           $1,232.1     $1,283.3     $1,133.7     $1,318.4
                    Operating expenses                                            1,055.4      1,122.3        975.1      1,146.0
                                                                               -------------------------------------------------
                    Operating income                                                176.7        161.0        158.6        172.4
                    Other income, net of deductions                                  20.1         10.3         23.8         12.2
                                                                               -------------------------------------------------
                    Earnings before interest and tax                                196.8        171.3        182.4        184.6
                    Interest expense                                                 58.0         59.0         59.4         57.3
                                                                               -------------------------------------------------
                    Earnings before income tax                                      138.8        112.3        123.0        127.3
                    Income tax                                                       54.7         44.8         49.4         48.9
                                                                               -------------------------------------------------
                    Net income                                                   $   84.1     $   67.5     $   73.6     $   78.4
--------------------------------------------------------------------------------------------------------------------------------
COMMON              Average common shares outstanding                               149.2        149.5        149.9        150.1
SHARES              Earnings per common share                                    $   0.56     $   0.45     $   0.49     $   0.52
================================================================================================================================



(1) Includes a $17 million work-force reduction charge ($11 million after tax).
(2) Includes expenses incurred of $7.6 million (before and after tax) for the pending merger with Duke Power Company.

PANENERGY CORP AND SUBSIDIARIES
SUMMARY OF SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA


                                                                                      YEARS ENDED DECEMBER 31
                                                           ----------------------------------------------------------------------
              MILLIONS, EXCEPT PER SHARE AMOUNTS              1996             1995          1994          1993            1992
---------------------------------------------------------------------------------------------------------------------------------
INCOME        OPERATING REVENUES                           $ 7,536.8        $ 4,967.5     $ 4,585.1    $ 4,302.0        $3,881.3(1)
              COSTS AND EXPENSES
                 Natural gas, petroleum products
                   and power purchased                       5,523.6          3,131.2       2,829.4      2,575.6         2,058.9
                 Operating and maintenance                     605.4            598.4         570.6        663.8(2)        577.1
                 Depreciation and amortization                 297.2            279.0         257.0        250.8           258.9
                 Other costs and expenses                      353.0(3)         290.2         342.8(4)     320.0           337.9
                                                           ---------------------------------------------------------------------
              OPERATING INCOME                             $   757.6        $   668.7     $   585.3    $   491.8        $  648.5
              EARNINGS BEFORE INTEREST AND TAX             $   814.5        $   735.1     $   615.2    $   553.4        $  636.7
              INTEREST EXPENSE                             $   225.1        $   233.7     $   228.6    $   262.9        $  299.0(1)
              INCOME BEFORE EXTRAORDINARY ITEM             $   361.1(3)     $   303.6     $   225.2(4) $   171.6(2),(6) $  202.0(1)
              NET INCOME                                   $   344.4(3),(5) $   303.6     $   225.2(4) $   171.6(2),(6) $  202.0(1)
              AVERAGE COMMON SHARES OUTSTANDING                150.9            149.7         148.7        142.4(7)        134.6
              EARNINGS PER COMMON SHARE
                 Before extraordinary item                 $    2.39        $    2.03     $    1.51    $    1.21        $   1.50
                 Total                                     $    2.28        $    2.03     $    1.51    $    1.21        $   1.50
              DIVIDENDS PER COMMON SHARE                   $   0.945        $   0.885     $    0.84    $    0.80        $   0.80
--------------------------------------------------------------------------------------------------------------------------------

BALANCE       PLANT, PROPERTY AND EQUIPMENT                $ 8,822.5        $ 8,400.7     $ 8,039.9    $ 7,523.4        $7,360.2
SHEET         Accumulated depreciation and amortization     (3,365.8)        (3,250.9)     (3,032.1)    (2,826.7)       (2,753.8)
                                                           ---------------------------------------------------------------------
              Net plant, property and equipment            $ 5,456.7        $ 5,149.8     $ 5,007.8    $ 4,696.7        $4,606.4
              TOTAL ASSETS                                 $ 8,567.8        $ 7,627.3     $ 7,507.5    $ 7,607.8        $7,714.9
              CAPITAL STRUCTURE
                 Long-term debt, including
                   current maturities                      $ 2,085.3        $ 2,271.2     $ 2,367.8    $ 2,152.0        $2,811.9
                 Short-term issues                             354.1            145.0          --           18.4            41.7
                 Common stockholders' equity                 2,452.5          2,227.3       2,035.2      1,879.4         1,556.8
                                                           ---------------------------------------------------------------------
              TOTAL CAPITALIZATION                         $ 4,891.9        $ 4,643.5     $ 4,403.0    $ 4,049.8        $4,410.4
              BOOK VALUE PER COMMON SHARE                  $   16.23        $   14.83     $   13.65    $   12.73        $  11.47
              DEBT TO CAPITALIZATION RATIO                       50%              52%           54%          54%             65%
--------------------------------------------------------------------------------------------------------------------------------
CASH          OPERATING CASH FLOW                          $   843.8        $   573.1     $   448.0     $  769.5        $  147.6
FLOWS         CAPITAL EXPENDITURES                         $   663.3        $   433.1     $   555.3     $  366.8        $  356.0
              Investment expenditures                           89.9              9.2           8.4         --               1.8
                                                           ---------------------------------------------------------------------
              Total                                        $   753.2        $   442.3     $   563.7     $  366.8        $  357.8
--------------------------------------------------------------------------------------------------------------------------------
OPERATING(8)  NATURAL GAS TRANSMISSION VOLUMES, TBTU           2,939            2,703         2,577        2,475           2,450
              ENERGY SERVICES VOLUMES
                 Natural gas gathered/processed, TBtu/d          2.9              1.9           1.6          1.4             1.2
                 Natural gas marketed, TBtu/d                    5.5              3.6           2.7          2.1             1.7
                 NGL production, MBbl/d                         76.5             54.8          49.4         42.0            32.6
                 Electricity marketed, GWh                     4,229              513           --         --              --
================================================================================================================================


(1) Includes revenues for the LNG project settlement of $88.6 million and $17.5 million in reduced interest expense ($57.7 million after tax).

(2) Includes a $100 million charge ($60.2 million after tax) reflecting TETCO's settlement of Order 636 implementation and other issues.

(3) Includes expenses incurred of $7.6 million (before and after tax) for the pending merger with Duke Power Company.

(4) Includes nonrecurring expenses of $16.2 million ($14.2 million after tax) for the Associated Natural Gas Corporation merger.

(5) Includes an extraordinary charge of $16.7 million (net of income tax of $10.3 million) resulting from the early retirement of debt.

(6) Includes a gain of $48.2 million ($28.7 million after tax) resulting from the sale of a partial interest in Northern Border Partners, L.P.

(7)  Includes the issuance of 10 million shares of common stock in June 1993.

(8) Units of measure used are trillion British thermal units (TBtu), trillion British thermal units per day (TBtu/d), thousand barrels per day (MBbl/d) and gigawatt-hours (GWh), as applicable.



            See the Notes to Consolidated Financial Statements for a
                     discussion of material contingencies

PANENERGY CORP. COMMON STOCK DATA BY QUARTERS

                                                                Dividends Paid
1996 Quarters                      High            Low            Per Share
-------------------------------------------------------------------------------
First                              $31 5/8         $26 3/4         $0.225
-------------------------------------------------------------------------------
Second                              33 1/2          30 5/8          0.240
-------------------------------------------------------------------------------
Third                               35 1/4          31              0.240
-------------------------------------------------------------------------------
Fourth                              46 1/4          34 5/8          0.240
===============================================================================

1996 Quarters
-------------------------------------------------------------------------------
First                              $23 1/4         $18 3/4         $0.210
-------------------------------------------------------------------------------
Second                              25 7/8          22 7/8          0.225
-------------------------------------------------------------------------------
Third                               27 1/2          23 3/8          0.225
-------------------------------------------------------------------------------
Fourth                              28 7/8          24 3/8          0.225
===============================================================================

o PanEnergy's common stock is listed for trading under the symbol PEL on the New York and Pacific Stock Exchanges.

o There were 24,981 stockholder accounts at December 31, 1996.

o See Page 35 for an explanation of the dividend policy and Note 10 of the Notes to Consolidated Financial Statements on Page 50 for a discussion of restrictions on dividends.

Debt Ratings

             Moody's        Standard          Duff          Fitch
           Investors           &               &          Investors
            Service          Poor's          Phelps        Service
----------------------------------------------------------------------
TETCO        Baa1            BBB+             BBB+          BBB+
PEPL         Baa1            BBB+             BBB+          BBB+
PanEnergy    Baa2            BBB              BBB           BBB


                                                          APPENDIX TO EXHIBIT 13

                        PANENERGY CORP AND SUBSIDIARIES
                   Descriptions of Graphics Contained Within
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

Located on page 26, a bar chart titled "Capital/Investment Expenditures" depicts capital and investment expenditures for the years 1994, 1995 and 1996. Each bar contains two sections, representing Market Expansion and Other as follows: $412 million and $152 million (1994); $260 million and $182 million
(1995); and $614 million and $139 million (1996), respectively. The bottom of each bar states a total capital/investment expenditure of $564 million, $442 million and $753 million for the years 1994, 1995 and 1996, respectively. The following caption appears below the chart: "Capital spending on market expansion projects positions the Company for future profitability."

Located on page 29, a bar chart titled "Energy Services Revenues" depicts operating revenues of $2,953 million, $3,448 million and $6,018 million for the years 1994, 1995 and 1996, respectively. The following caption appears below the chart: "Energy Services' revenues increased 75% in 1996, primarily from expanded marketing operations."

Located on page 32, a bar chart titled "Operating Cash Flows" depicts operating cash flows of $448 million, $573 million and $844 million for the years 1994, 1995 and 1996, respectively. The following caption appears below the chart:
"The Company continues to produce significant cash flows from operations."

Located on page 34, a bar chart titled "Capital/Investment Expenditures" depicts capital and investment expenditures for the years 1994, 1995 and 1996. Each bar contains sections representing the Natural Gas Transmission segment, the Energy Services segment and Other. The sections of the bars are proportioned, in the order previously described, as follows: $303 million, $255 million and $6 million (1994); $227 million, $202 million and $13 million
(1995); and $185 million, $537 million and $31 million (1996), respectively. The bottom of each bar states a total capital/investment expenditure of $564 million, $442 million and $753 million for the years 1994, 1995 and 1996, respectively. The following caption appears below the chart: "Purchases of gathering and processing assets comprised most of the Company's 1996 capital spending."

Located page 35, a bar chart titled "Outstanding Debt" depicts outstanding debt as of December 31, 1994, 1995 and 1996. Each bar contains two sections, representing Long-term Debt and Short-term Issues as follows: $2,368 million and $0 million (1994); $2,271 million and $145 million (1995); and $2,085 million and $354 million (1996), respectively. The following caption appears below the chart: "The Company is utilizing more short-term debt, which carries lower interest rates."

Located on page 35, a bar chart titled "Equity to Capitalization" depicts the ratio of equity of capitalization of 46 percent, 48 percent and 50 percent as of December 31, 1994, 1995 and 1996, respectively. The following caption appears below the chart: "Equity as a percentage of capitalization rose 2% in 1995 and 1996."